Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
CRANE CO.,
CF DEVELOPMENT CORP.,
CRANE & CO., INC.
and,
SOLELY IN ITS CAPACITY AS COMPANY EQUITYHOLDER REPRESENTATIVE,
SHAREHOLDER REPRESENTATIVE SERVICES LLC
Dated as of December 5, 2017

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ARTICLE I THE MERGER		1
1.1	Effective Time of the Merger	1
1.2	Closing	2
1.3	Effects of the Merger	2
1.4	Directors and Officers of the Surviving Corporation	2
ARTICLE II CONVERSION OF SECURITIES		2
2.1	Conversion of Capital Stock	2
2.2	Payment Fund	6
2.3	Dissenting Shares	8
2.4	Company Equityholder Representative	9
2.5	Treatment of Company Equity Awards	14
2.6	Purchase Price Adjustments	15
2.7	Closing Date Allocation Schedule; Payments of Future Payments	26
2.8	Withholding Rights	27
2.9	Directors Phantom Stock Plan	27
2.10	Contingent Brokerage Fees	28
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		28
3.1	Organization, Standing and Power	28
3.2	Capitalization	28
3.3	Subsidiaries	30
3.4	Authority; No Conflict; Required Filings and Consents	31
3.5	Financial Statements	32
3.6	Absence of Certain Changes	33
3.7	No Undisclosed Liabilities.	35
3.8	Taxes	35
3.9	Owned and Leased Real Properties	38
3.10	Intellectual Property	39
3.11	Contracts	41
3.12	Litigation	43
3.13	Environmental Matters	43

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3.14	Employee Benefit Plans	44
3.15	Compliance With Laws	47
3.16	Permits	47
3.17	Books and Records	48
3.18	Insurance	48
3.19	Government Contracts	48
3.20	Customers and Suppliers	51
3.21	Malta Construction	51
3.22	Brokers.	51
3.23	Labor and Employment	51
3.24	Ethical Practices	53
3.25	International Trade Matters; Export Control and Import Laws	54
3.26	Customer Warranties; Inventory	55
3.27	Title to Personal Properties	56
3.28	Transactions with Affiliates	56
3.29	Guarantees	56
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE TRANSITORY SUBSIDIARY		56
4.1	Organization, Standing and Power	56
4.2	Authority; No Conflict; Required Filings and Consents	57
4.3	Litigation	58
4.4	Operations of the Transitory Subsidiary	58
4.5	Financing	58
4.6	Solvency	59
4.7	Non-Reliance of Buyer	60
4.8	Brokers	60
4.9	Foreign Persons; Persons Not Citizens of the United States	60
ARTICLE V CONDUCT OF BUSINESS		61
5.1	Covenants of the Company	61
5.2	Covenants of the Buyer and the Transitory Subsidiary	64

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5.3	Confidentiality	64
ARTICLE VI ADDITIONAL AGREEMENTS		64
6.1	No Solicitation	64
6.2	Shareholder Approval	67
6.3	Access to Information	68
6.4	Closing Efforts; Legal Conditions to the Merger; Third-Party Consents	68
6.5	Public Disclosure	70
6.6	Indemnification of Directors and Officers	71
6.7	Notification of Certain Matters	72
6.8	Employee Matters	73
6.9	Bonus Plans; Company Transaction Expenses; 280G Vote	73
6.10	Payoff and Release Letters	74
6.11	FIRPTA Certificate	75
6.12	Debt Commitment	75
6.13	Termination of Affiliate Transactions	79
6.14	Cooperation Regarding Issuance of Policy	79
6.15	Financial Statements	79
6.16	Customer and Partner Meetings	80
ARTICLE VII CONDITIONS TO MERGER		80
7.1	Conditions to Each Party’s Obligation To Effect the Merger	80
7.2	Additional Conditions to Obligations of the Buyer and the Transitory Subsidiary	80
7.3	Additional Conditions to Obligations of the Company	82
ARTICLE VIII TAX MATTERS		83
8.1	Covered Tax Returns	83
8.2	Straddle Periods	83
8.3	Transfer Taxes	84
8.4	Cooperation and Tax Record Retention	84
8.5	Tax-Sharing Agreements	85
8.6	Tax Treatment of Indemnification Payments	85

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8.7	Tax Indemnity	85
ARTICLE IX INDEMNIFICATION		86
9.1	Indemnification by Company Equityholders from the Escrow Accounts	86
9.2	Indemnification by the Buyer	86
9.3	Claim Procedure	87
9.4	Third Party Claims	89
9.5	Survival	91
9.6	Limitations of Liability	92
9.7	No Right of Indemnification or Contribution	93
9.8	Effect of Knowledge	93
9.9	Representations and Warranties Policy	93
ARTICLE X TERMINATION AND AMENDMENT		94
10.1	Termination	94
10.2	Effect of Termination	95
10.3	Fees and Expenses	96
10.4	Amendment	96
10.5	Extension; Waiver	97
ARTICLE XI DEFINITIONS		97
11.1	Definitions	97
ARTICLE XII MISCELLANEOUS		125
12.1	Notices	125
12.2	Entire Agreement	126
12.3	No Third-Party Beneficiaries	126
12.4	Assignment	126
12.5	Severability	127
12.6	Counterparts and Signature	127
12.7	Interpretation	127
12.8	Governing Law	128
12.9	Remedies	128

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12.10	Submission to Jurisdiction	129
12.11	Disclosure Schedules	130
12.12	Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney-Client Privilege	130
12.13	Financing Sources	131

Exhibit A	Form of Restated Articles of Organization of the Surviving Corporation
Exhibit B	Initial Allocation Schedule
Exhibit C	Accounting Methodologies
Exhibit D	Form of Closing Date Allocation Schedule
Exhibit E	Form of Closing Payment Certificate
Exhibit F	Form of General Escrow Agreement
Exhibit G	Form of Letter of Transmittal
Exhibit H	Shareholder Support Agreements
Exhibit I	Form of Venezuela Escrow Agreement

Company Disclosure Schedule

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AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of December 5, 2017, by and among Crane Co., a Delaware corporation (the “Buyer”), CF Development Corp., a Massachusetts corporation and a wholly owned subsidiary of the Buyer (the “Transitory Subsidiary”), Crane & Co., Inc., a Massachusetts corporation (the “Company”), and, solely for purposes of being bound by Sections 2.4, 2.6, 2.7, Article VIII, Article IX, Article X, Article XI and Article XII and solely in such Person’s capacity as the Company Equityholder Representative, Shareholder Representative Services LLC, a Colorado limited liability company (the “Company Equityholder Representative”).
WHEREAS, the Boards of Directors of the Buyer and the Company Board have unanimously determined it advisable and in the best interests of each corporation and their respective shareholders that the Buyer acquire the Company in order to advance the long-term business interests of the Buyer and the Company and unanimously adopted this Agreement and approved the Ancillary Agreements, the Merger and the other transactions contemplated by this Agreement;
WHEREAS, the acquisition of the Company by the Buyer shall be effected through the merger of the Transitory Subsidiary with and into the Company in accordance with the terms of this Agreement and the MBCA, as a result of which the Company shall become a wholly owned direct or indirect subsidiary of the Buyer;
WHEREAS, as a condition of the willingness of the Buyer and the Transitory Subsidiary to enter into this Agreement, the holders of certain of the shares of the Company Stock have entered into an unconditional Shareholder Support Agreement, dated as of the date hereof, with the Buyer and the Transitory Subsidiary, which provides, among other things, that, subject to the terms and conditions thereof, such shareholders shall vote their shares of Company Stock in favor of the Merger and the transactions contemplated hereby;
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer, the Transitory Subsidiary, the Company and (solely for purposes of being bound by Sections 2.4, 2.6, 2.7, Article VIII, Article IX, Article X, Article XI and Article XII and solely in such Person’s capacity as the Company Equityholder Representative) the Company Equityholder Representative agree as follows:
ARTICLE I

 THE MERGER
1.1          Effective Time of the Merger. Subject to the provisions of this Agreement, prior to the Closing, the Buyer and the Company shall jointly prepare or cause to be prepared the

Articles of Merger, and, immediately following the Closing, the Surviving Corporation shall cause the Articles of Merger to be filed with the Secretary of the Commonwealth of Massachusetts and shall make all other filings or recordings required under the Laws of the Commonwealth of Massachusetts in order to give effect to the Merger.  The Merger shall become effective at the Effective Time.
1.2          Closing. The Closing shall take place at 10:00 a.m., Eastern time, on the Closing Date at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, unless another date, place or time is agreed to in writing by the Buyer and the Company.
1.3          Effects of the Merger. At the Effective Time (a) the separate existence of the Transitory Subsidiary shall cease and the Transitory Subsidiary shall be merged with and into the Company, which shall be the Surviving Corporation, and (b) the Company Articles of Organization shall be amended and restated in its entirety to read as set forth on Exhibit A.  In addition, subject to Section 6.6(b) hereof, the Buyer shall cause the bylaws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the bylaws of the Transitory Subsidiary as in effect immediately prior to the Effective Time, except that all references to the name of the Transitory Subsidiary therein shall be changed to refer to the name of the Company.  The Merger shall have the effects set forth in Section 11.07 of Chapter 156D of the Massachusetts General Laws (“Chapter 156D”).
1.4          Directors and Officers of the Surviving Corporation.
(a)          The directors of the Transitory Subsidiary immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the articles of organization and bylaws of the Surviving Corporation.
(b)          The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the articles of organization and bylaws of the Surviving Corporation.
ARTICLE II

 CONVERSION OF SECURITIES
2.1          Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer, the Company, any holder of Company Stock or any other Person:
(a)          Capital Stock of the Transitory Subsidiary.  Each share of the common stock of the Transitory Subsidiary that is issued and outstanding as of immediately prior to the

Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.
(b)          Cancellation of Treasury Stock and Buyer-Owned Stock.  Each share of Company Stock that is owned by the Company as treasury stock and each share of Company Stock that is owned by the Buyer, the Transitory Subsidiary or any other Subsidiary of the Buyer as of immediately prior to the Effective Time shall be cancelled and shall cease to exist and no payment or consideration shall be delivered in exchange therefor.
(c)          Conversion of Company Stock.
(i)          Each share of Class C-1 Common Stock and Class C-2 Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Common Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right of the holder thereof to receive the greater of (X) $1005 per share (as appropriately adjusted for any stock splits, stock dividends, stock combinations, subdivisions, reorganizations, recapitalizations, reclassifications and the like) or (Y) (1) such share’s Pro Rata Share of the Aggregate Common Stock Closing Consideration plus (2) such share’s Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement.  For purposes of this Agreement, the amount payable on account of each share of Class C-1 Common Stock and Class C-2 Common Stock as of the Closing shall be calculated (a) as if the portion of such consideration that is not Future Payments (such portion, the “C-1 and C-2 Initial Consideration”) were the only consideration payable by virtue of the Merger; and (b) any Future Payments which become payable to the shareholders of the Company shall be allocated among the holders of capital stock of the Company in accordance with Section 2.1(c) after taking into account the previous payment of the C-1 and C-2 Initial Consideration as part of the same transaction.
(ii)          Each share of Class C-3 Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Common Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right of the holder thereof to receive the greater of (X) $600 per share (as appropriately adjusted for any stock splits, stock dividends, stock combinations, subdivisions, reorganizations, recapitalizations, reclassifications and the like) or (Y) (1) such share’s Pro Rata Share of the Aggregate Common Stock Closing Consideration plus (2) such share’s Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement.  For purposes of this Agreement, the amount payable on account of each share of Class C-3 Common Stock as of the Closing shall be calculated as if the portion of such consideration that is not Future Payments (such portion, the “C-3 Initial Consideration”) were the only consideration payable by virtue of the Merger and any Future Payments which become payable to the stockholders of the Company shall be allocated among the holders of capital stock of the Company in accordance with Section 2.1(c) after taking into account the previous payment of the C-3 Initial Consideration as part of the same transaction.

(iii)          Each share of Company Series B Preferred Stock, Class C-4 Common Stock, Class C-5 Common Stock, Class A Common Stock and Class B Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Series B Preferred Stock or Company Common Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right of the holder thereof to receive: (1) such share’s Pro Rata Share of the Aggregate Common Stock Closing Consideration plus (2) such share’s Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement.
(d)          Closing Payment Certificate; Closing Date Payments.
(i)          No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Buyer the Closing Payment Certificate; provided, that the Company shall provide the Buyer with a draft of the Closing Payment Certificate no later than seven (7) days prior to the Closing Date and shall make Company personnel reasonably available to Buyer to address any questions of Buyer with respect to such draft and consider in good faith any changes Buyer recommends.
(ii)          On the Closing Date, the Buyer shall pay the Aggregate Closing Consideration, plus the Escrow Amounts, plus the Company Equityholder Representative Expense Amount to the Payments Administrator, plus the Payoff Indebtedness, plus the Estimated Company Transaction Expenses (except to the extent provided in Section 2.10 and 2.7(c)), plus the fees and expenses of the Escrow Agent with respect to the Escrow Agreements. Immediately following the Effective Time, or in the case of payments to Company Equityholders at such time as is specified by the Payments Administration Agreement, the Payments Administrator shall make the following payments, in each case in the respective amounts set forth in the Closing Payment Certificate:
(A)          to the Surviving Corporation, by wire transfer of immediately available funds, the portion of the Aggregate Closing Consideration payable to the holders of Company Equity Awards;
(B)          to the Escrow Agent, by wire transfer of immediately available funds, the Escrow Amounts to be deposited into the respective Escrow Accounts;
(C)          to the Company Equityholder Representative, by wire transfer of immediately available funds, the Company Equityholder Representative Expense Amount;
(D)          to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of the Closing Indebtedness, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate;

(E)          to the Company Shareholders, the Closing Stock Consideration in accordance with Section 2.2 and the Closing Date Allocation Schedule;
(F)          to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of Company Transaction Expenses (including the Payments Administrator), by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate; and
(G)          to the Escrow Agent, all fees and expenses of the Escrow Agent with respect to the Escrow Agreements by wire transfer of immediately available funds.
(e)          Escrow.
(i)          At Closing, the Buyer shall (in accordance with Section 2.1(d)(ii)(B)) deliver the Escrow Amounts to the Payments Administrator for payment of the same to the Escrow Agent, to be held in escrow pursuant to the Escrow Agreements and to be disbursed in accordance with the terms of this Agreement and the Escrow Agreements.  The Escrow Accounts, together with any interest and earnings thereon, shall be held by the Escrow Agent and released by the Escrow Agent to the Surviving Corporation, the Payments Administrator or the Buyer, as applicable, in accordance with the terms of the Escrow Agreements. The Escrow Agent shall maintain the General Escrow Account and the Venezuela Escrow Account separately and shall not commingle any of the Escrow Funds in such accounts.
(ii)          The General Escrow Amount shall be held and disbursed in accordance with the terms of this Agreement and the General Escrow Agreement and shall be available to satisfy the payment obligations of the Company Equityholders, if any, under Section 2.6(b) and any Indemnification Claim made by a Buyer Indemnified Party prior to the expiration of the General Escrow Period.
(iii)          The Venezuela Escrow Amount shall be held and disbursed in accordance with the terms of this Agreement and the Venezuela Escrow Agreement and shall be available to satisfy the adjustments, if any, under Section 2.6(c) and any Indemnification Claim pursuant to Section 9.1(c) made by a Buyer Indemnified Party prior to the expiration of the Venezuela Escrow Period.
(iv)          Any portion of the Escrow Funds disbursed pursuant to the Escrow Agreements for the benefit of the Company Equityholders shall be disbursed in accordance with this Section 2.1(e)(iv).  A portion of such disbursed amount equal to the Pro Rata Share that is represented by each share of Company Stock converted pursuant to Sections 2.1(c)(i)(Y), 2.1(c)(ii)(Y) or 2.1(c)(iii) shall be paid by the Escrow Agent to the Payments Administrator pursuant to the terms of the Escrow Agreements for payment to the holder thereof.  A portion of such disbursed amount equal to the Pro Rata Share that is represented by each Company Equity Award (less any portion of the aggregate exercise price of any Company Option required to be subtracted from such Pro Rata Share pursuant to Section 2.5(a)) shall be paid by the Escrow

Agent to the Surviving Corporation pursuant to the terms of the Escrow Agreements for payment to the holder thereof (which amount shall be paid by the Surviving Corporation to such holder with the first payroll payment after the Surviving Corporation’s receipt of such amount and shall be subject to any applicable withholding as provided in Section 2.8). A portion of such disbursed amount which constitutes Company Transaction Expenses shall be paid by the Escrow Agent to the Payments Administrator pursuant to the terms of the Escrow Agreements for payment to such Persons to whom such Company Transaction Expenses are owed.  For the avoidance of doubt, the Buyer shall (in accordance with the Closing Date Allocation Schedule) cause (A) the Surviving Corporation to use any funds distributed to the Surviving Corporation pursuant to this Section 2.1(e)(iv) and (B) the Payments Administrator to use any funds distributed to the Payments Administrator pursuant to this Section 2.1(e)(iv) to make the payments provided for in this Section 2.1(e)(iv), and such funds shall not be used for any other purpose except as provided in this Agreement.
(v)          Any funds held in the Escrow Accounts shall not be deemed to be merger consideration unless and until released for the benefit of the Company Equityholders in accordance with Section 2.1(e)(iv).
(f)          Certain Adjustments to Per Share Amounts.  All per share amounts payable to the Company Equityholders pursuant to this Article II shall be adjusted, as applicable and appropriate, to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Stock), reorganization, recapitalization or other like change with respect to Company Stock occurring (or for which a record date is established) after the date of this Agreement and prior to the Effective Time (with any such actions to be subject to the provisions of Section 5.1).
2.2          Payment Fund. The procedures for exchanging outstanding shares of Company Stock for the consideration to be paid to the holders of such Company Stock in connection with the Merger are as follows:
(a)          Payments Administrator.  At the Closing Date, pursuant to Section 2.1(d)(ii), the Buyer shall (in accordance with Section 2.1(d)(ii) deposit the Payment Fund with the Payments Administrator for payment to the Company Shareholders in accordance with this Section 2.2 and the Closing Date Allocation Schedule.  The Payments Administrator shall, pursuant to irrevocable instructions from the Buyer in accordance with the Payments Administration Agreement and the Closing Date Allocation Schedule, deliver the Closing Stock Consideration out of the Payment Fund.  The Payment Fund shall not earn interest.  Without limiting the foregoing, the Buyer shall take all actions necessary to ensure that, at all times, the Payment Fund includes cash sufficient to satisfy the Buyer’s obligation to pay the aggregate Closing Stock Consideration.  The Payment Fund shall not be used for any purpose other than as specified in this Section 2.2(a).
(b)          Exchange Procedures.  Promptly following the date of this Agreement and in any event prior to two (2) Business Days after the Effective Time, the Buyer shall cause the

Payments Administrator to mail to each holder of record of a Certificate (i) a Letter of Transmittal and (ii) instructions for effecting the surrender of such Certificate in exchange for the applicable Aggregate Consideration that is or may become payable with respect thereto pursuant to the terms of this Agreement; provided, that the Buyer shall assist the Company in developing arrangements for the delivery of such materials at Closing to significant holders of Company Stock to facilitate the payment of Closing Stock Consideration to such shareholders within one (1) Business Day following the Effective Time.  Upon surrender of a Certificate for cancellation to the Payments Administrator and delivery of a duly executed Letter of Transmittal, the Buyer shall cause the Payments Administrator to pay promptly (and in any event within two (2) Business Days) to the holder of such Certificate in exchange therefor cash in an amount equal to the Closing Stock Consideration payable in respect of the shares of Company Stock represented by such Certificate, as determined in accordance with Section 2.1 and reflected on the Closing Date Allocation Schedule attached to the Closing Payment Certificate.  In the event of a transfer of ownership of Company Stock which is not registered in the transfer records of the Company, the applicable Closing Stock Consideration may be paid to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate is presented to the Payments Administrator, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid.  Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable Closing Stock Consideration and the applicable portion of the Future Payments that become payable pursuant to this Agreement.
(c)          Allocation Schedules; Payments of Future Payments. The Initial Allocation Schedule attached hereto as Exhibit B sets forth a summary of the allocation (estimated as of the date hereof) of the amounts payable at the Closing to the Company Equityholders. Pursuant to Section 2.7(a), the Company shall deliver to Buyer and the Payments Administrator, at least three (3) Business Days prior to the Closing, the Closing Date Allocation Schedule (attached as an exhibit to the Closing Payment Certificate). The Payments Administrator shall make all payments constituting the Closing Stock Consideration to the applicable Company Equityholders in accordance with the Closing Date Allocation Schedule and the Letters of Transmittal. The Buyer shall be entitled to rely conclusively on the information set forth on the Closing Date Allocation Schedule and shall have no Liability to any Company Equityholder or otherwise based on any errors or omissions in the Closing Date Allocation Schedule and the Letters of Transmittal shall include a statement to that effect.
(d)          No Further Ownership Rights in Company Stock.  All consideration paid following the surrender for exchange of Certificates evidencing shares of Company Stock (including any Future Payments payable with respect thereto) in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining to such shares of Company Stock, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock which were outstanding as of immediately prior to the Effective Time.  If, after the

Effective Time, Certificates are presented to the Surviving Corporation or the Payments Administrator for any reason, they shall be cancelled and exchanged as provided in this Article II.
(e)          Termination of Payment Fund.  Any amount deposited with the Payments Administrator that remains undistributed to the holders of Company Stock one year after the later of (i) the Effective Time or (ii) such time that such amount is so deposited shall be delivered to the Buyer (subject to abandoned property, escheat or similar Law), upon demand, and any holder of Company Stock who is entitled to such amount under this Section 2.2 shall be entitled to receive such amount from the Buyer.
(f)          No Liability.  To the extent permitted by applicable Law, none of the Buyer, the Transitory Subsidiary, the Company, the Surviving Corporation or the Payments Administrator shall be liable to any Company Equityholder for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(g)          Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (in a form reasonably satisfactory to Buyer) and a customary indemnification of the Company and the Buyer Indemnified Parties (in a form reasonably satisfactory to the Buyer) by the Person claiming such Certificate to be lost, stolen or destroyed, the Payments Administrator shall issue in exchange for such lost, stolen or destroyed Certificate the Aggregate Consideration deliverable in respect thereof pursuant to this Agreement.
2.3          Dissenting Shares.
(a)          To the extent available under the MBCA, any share of Company Stock that is issued and outstanding immediately prior to the Effective Time and held by a Company Shareholder who (i) was a Company Shareholder as of the record date, if any, that is established for approval of the Merger, (ii) did not consent to or vote (by a valid and enforceable proxy or otherwise) in favor of the approval of this Agreement and (iii) otherwise complies with all of the provisions of the MBCA relevant to the exercise and perfection of appraisal rights (such share being a “Dissenting Share” and such Company Shareholder being a “Dissenting Shareholder”), shall not be converted into the right to receive a portion of the Aggregate Consideration in accordance with Section 2.1 but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to the applicable provisions of the MBCA.
(b)          If any Dissenting Shareholder fails to perfect such shareholder’s appraisal rights under the MBCA or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares shall be automatically treated as if they had been converted as of the Effective Time into the right to receive the portion of Aggregate Consideration, if any, to which such holder is entitled pursuant to Section 2.1, without interest thereon, upon surrender of the Certificate formerly representing such shares.

(c)          The Company shall give the Buyer (i) notice of any demand for payment of the fair value of any shares of Company Stock or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to the MBCA and received by the Company relating to any Company Shareholder’s appraisal rights as promptly as possible and in any event within 48 hours after receipt of such demand, withdrawal or other instrument and (ii) the opportunity to participate in all negotiations and Proceedings with respect to any such demands for payment under the MBCA. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares pursuant to the applicable provisions of the MBCA shall cease.
2.4          Company Equityholder Representative.
(a)          By their execution of the Letter of Transmittal and/or Shareholder Support Agreements, approval of the Merger and adoption of this Agreement and/or their acceptance of any consideration pursuant to this Agreement, the Company Equityholders hereby irrevocably (subject only to Section 2.4(f)) appoint the Company Equityholder Representative as the representative, attorney-in-fact and agent of the Company Equityholders in connection with the transactions contemplated by this Agreement, the Payments Administration Agreement and the Escrow Agreements and in any litigation or arbitration involving this Agreement, the Payments Administration Agreement or the Escrow Agreements.   In connection therewith, the Company Equityholder Representative is authorized to do or refrain from doing all further acts and things, and to execute all such documents as the Company Equityholder Representative shall deem necessary or appropriate, and shall have the power and authority to:
(i)          act for some or all of the Company Equityholders with regard to all matters pertaining to this Agreement, the Payments Administration Agreement or the Escrow Agreements;
(ii)          act for the Company Equityholders to transact matters of litigation;
(iii)          execute and deliver all amendments, waivers, ancillary agreements, certificates and documents on behalf of Company Equityholders that the Company Equityholder Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement, the Payments Administration Agreement or the Escrow Agreements, including delivering any update to or correction, amendment or modification of the Closing Date Allocation Schedule permitted by Section 2.7(a);
(iv)          receive funds, make payments of funds, and give receipts for funds;
(v)          do or refrain from doing, on behalf of the Company Equityholders, any further act or deed that the Company Equityholder Representative deems necessary or appropriate in the Company Equityholder Representative’s discretion relating to the subject matter of this Agreement, the Payments Administration Agreement or the Escrow Agreements, in each case as fully and completely as the Company Equityholders could do if personally present;
(vi)          give and receive all notices required to be given or received by the Company Equityholders under this Agreement, the Payments Administration Agreement or the Escrow Agreements;
(vii)          give any written direction to the Payments Administrator or the Escrow Agent;
(viii)          agree to, negotiate and/or comply with the determination of the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses and the Final Purchase Price Adjustment pursuant to Section 2.6; and
(ix)          receive service of process in connection with any claims under this Agreement, the Payments Administration Agreement and/or the Escrow Agreements.
(b)          All decisions and actions of the Company Equityholder Representative on behalf of the Company Equityholders shall be deemed to be facts ascertainable outside of the Merger Agreement and shall be binding upon all Company Equityholders, and no Company Equityholder shall have the right to object, dissent, protest or otherwise contest the same.
(c)          At the Closing Date, the Buyer shall pay the Company Equityholder Representative Expense Amount to the Payments Administrator. Immediately following the Effective Time, the Payments Administrator shall pay the Company Equityholder Representative Expense Amount to the Company Equityholder Representative, which Company Equityholder Representative Expense Amount shall be maintained by the Company Equityholder Representative in a segregated client account separate from the Company Equityholder Representative’s corporate funds.  The Company Equityholder Representative shall not use these funds for its operating expenses or any other corporate purposes and shall not voluntarily make these funds available to its creditors in the event of bankruptcy. The Company Equityholders shall not receive any interest or earnings on the Company Equityholder Representative Expense Amount and irrevocably transfer and assign to the Company Equityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Company Equityholder Representative shall not be liable for any loss of principal of the Company Equityholder Representative Expense Amount other than as a result of its gross negligence or willful misconduct. For Tax purposes, the Company Equityholder Representative Expense Amount shall be treated as having been received and voluntarily set aside by the Company Equityholders at the time of Closing. The Company Equityholder Representative shall be reimbursed for reasonable out-of-pocket expenses incurred in the performance of the Company Equityholder Representative’s duties (including the reasonable fees and expenses of counsel) under this Agreement from the Company Equityholder Representative Expense Amount and, if the remaining Company Equityholder Representative Expense Amount is insufficient to pay such expenses, from the first proceeds from Future Payments otherwise available for distribution to the Company Equityholders.  Upon the determination of the Company Equityholder Representative that retaining any portion of the Company Equityholder Representative Expense Amount is no longer necessary, the Company Equityholder Representative shall deliver any then remaining portion of the Company Equityholder Representative Expense Amount (the “Company Equityholder Representative Account Payment”) to the Buyer, which shall promptly pay (i) a portion thereof equal to the Pro Rata Share that is represented by each share of Company Stock converted pursuant to Sections 2.1(c)(i)(Y), 2.1(c)(ii)(Y) or 2.1(c)(iii) to the Payments Administrator for payment to the holder thereof and (ii) a portion thereof equal to the Pro Rata Share that is represented by each Company Equity Award to the Surviving Corporation for payment to the holder thereof (which amount shall be paid by the Surviving Corporation to such holder with the first payroll payment after the Surviving Corporation’s receipt of such amount and shall be subject to any applicable withholding as provided in Section 2.8).  The Company Equityholder Representative Expense Amount shall not be used for any other purpose and shall not be available to the Buyer to satisfy any claims hereunder.  For the avoidance of doubt, the Buyer shall (in accordance with the Closing Date Allocation Schedule) cause (A) the Surviving Corporation to use any funds distributed to the Surviving Corporation pursuant to this Section 2.4(c) and (B) the Payments Administrator to use any funds distributed to the Payments Administrator pursuant to this Section 2.4(c) to make the payments provided for in this Section 2.4(c), and such funds shall not be used for any other purpose except as provided in this Agreement.
(d)          The Company Equityholder Representative shall act for the Company Equityholders on all of the matters set forth in this Agreement, the Payments Administration Agreement and the Escrow Agreements in the manner the Company Equityholder Representative believes to be in the best interest of the Company Equityholders.  The Company Equityholder Representative is authorized to act on behalf of the Company Equityholders notwithstanding any dispute or disagreement among the Company Equityholders.  In taking any action as Company Equityholder Representative, the Company Equityholder Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any Person whom the Company Equityholder Representative reasonably believes to be authorized thereunto.  The Company Equityholder Representative may, in all questions arising hereunder, rely on the advice of counsel, and the Company Equityholder Representative shall not be liable to any of the parties hereto or to any Company Equityholder for anything done, omitted or suffered in good faith by the Company Equityholder Representative based on such advice.  The Company Equityholder Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Company Equityholder Representative.  The Company Equityholder Representative shall not have any Liability to any of the parties hereto or the Company Equityholders for any act done or omitted hereunder as Company Equityholder Representative while acting in good faith.  The Company Equityholder Representative shall be indemnified by the Company Equityholders from and against any loss, liability, expense, damage, claim, penalty, fine, forfeiture, action, fee or costs

(including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the acceptance or administration of the Company Equityholder Representative’s duties hereunder and under any agreement ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the bad faith, gross negligence or willful misconduct of the Company Equityholder Representative, the Company Equityholder Representative shall reimburse the Company Equityholders the amount of such indemnified Representative Loss to the extent attributable to such bad faith, gross negligence or willful misconduct.  Any such Representative Losses shall be recovered by the Company Equityholder Representative first from any then available portion of the remaining Company Equityholder Representative Expense Amount and, if such amount is insufficient to satisfy any such Representative Loss, from the first proceeds from Future Payments otherwise available for distribution to the Company Equityholders or from the Company Equityholders; provided, that while this Section 2.4(d) provides for the Company Equityholder Representative to be paid from the Company Equityholder Representative Expense Amount and any Future Payments, this does not relieve the Company Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred to the extent the Company Equityholder Representative Expense Amount is insufficient for the Representative Loss to be fully recovered, nor does it prevent the Company Equityholder Representative from seeking any remedies available to it at law or otherwise. In no event shall the Company Equityholder Representative be required to advance its own funds on behalf of the Company Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the Company Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Company Equityholder Representative under this Section 2.4.  The foregoing indemnities shall survive the Closing, the resignation or removal of the Company Equityholder Representative or the termination of this Agreement.
(e)          The Company Equityholder Representative shall have reasonable access to relevant information about the Company and the Buyer and the reasonable assistance of the Company’s and the Buyer’s employees for purposes of performing the Company Equityholder Representative’s duties and exercising the Company Equityholder Representative’s rights hereunder; provided, that the Company Equityholder Representative shall treat confidentially and not disclose any nonpublic information from or about the Company to anyone except (i) in connection with any disputes arising out of or in connection with this Agreement and (ii) as required by law or to employees, advisors, agents or consultants of the Company Equityholder Representative and to the Company Equityholders, in each case who have a need to know such information, provided that such persons either (A) agree to observe the terms of this Section 2.4(e) or (B) are bound by obligations of confidentiality to the Company Equityholder Representative of at least as high a standard as those imposed on the Company Equityholder Representative under this Section 2.4(e).

(f)          In the event the Company Equityholder Representative becomes unable to perform the Company Equityholder Representative’s responsibilities hereunder or resigns from such position, the Company Equityholders (acting by a written instrument signed by holders of Company Stock who held, as of immediately prior to the Effective Time, a majority (by voting power) of the then outstanding shares of Company Stock) shall select another representative to fill the vacancy of the Company Equityholder Representative, and such substituted representative shall be deemed to be the Company Equityholder Representative for all purposes of this Agreement.  The Company Equityholder Representative may be removed only upon delivery of written notice to the Buyer signed by Persons who, as of immediately prior to the Effective Time, held a majority (by voting power) of the then outstanding shares of Company Stock.
(g)          For all purposes of this Agreement:
(i)          the Buyer shall be entitled to rely conclusively on the instructions and decisions of the Company Equityholder Representative as to the settlement of any disputes or claims under this Agreement, or any other actions required or permitted to be taken by the Company Equityholder Representative hereunder, and no party hereunder or any Company Equityholder shall have any cause of action against the Buyer for any action taken by the Buyer in reliance upon the instructions or decisions of the Company Equityholder Representative;
(ii)          the provisions of this Section 2.4 are independent and severable, are irrevocable (subject only to Section 2.4(f)) and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Company Equityholder may have in connection with the transactions contemplated by this Agreement; and
(iii)          the provisions of this Section 2.4 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Company Equityholder, and any references in this Agreement to a Company Equityholder shall mean and include the successors to the rights of each applicable Company Equityholder hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

2.5          Treatment of Company Equity Awards.
(a)          As of immediately prior to the Effective Time, each Company Option that is then outstanding (whether such Company Option is vested or unvested, but not to the extent it has theretofore been exercised) shall be converted, in settlement and cancellation thereof, into the right to receive an amount equal to (A) such Company Option’s Pro Rata Share of the Aggregate Common Stock Closing Consideration, less the aggregate exercise price of such Company Option (but not less than zero) plus (B) such Company Option’s Pro Rata Share of the portion of all Future Payments less the aggregate exercise price of such Company Option to the extent in excess of the Company Option’s Pro Rata Share of the Aggregate Common Stock Closing Consideration, that become payable pursuant to the terms of this Agreement, in each case subject to withholding as provided in Section 2.8.
(b)          At the Effective Time, each Other Company Equity Award that is then outstanding, whether vested or unvested, shall automatically be converted into the right to receive (A) such Other Company Equity Award’s Pro Rata Share of the Aggregate Common Stock Closing Consideration, less (if applicable) the aggregate exercise price or measurement price of such Other Company Equity Award, plus (B) such Other Company Equity Award’s Pro Rata Share of the portion of all Future Payments, that become payable pursuant to the terms of this Agreement, in each case subject to withholding as provided in Section 2.8.
(c)          Upon the conversion and cancellation of any Company Equity Award pursuant to this Section 2.5, such Company Equity Award shall no longer represent the right to acquire any shares of Company Stock or other Equity Interests, but shall entitle the holder thereof to receive only the consideration payable in respect thereof pursuant to this Section 2.5.
(d)          The Buyer shall cause the Surviving Corporation or the Payments Administrator, as the case may be, to pay as promptly as practicable (and in any event no later than the next payroll date of the Surviving Corporation that occurs at least five (5) Business Days following the Closing Date) to each holder of Company Equity Awards the portion of the Aggregate Common Stock Closing Consideration payable to such holder pursuant to this Section 2.5, subject to any applicable withholding as provided in Section 2.8, in accordance with the Closing Date Allocation Schedule.  The Buyer shall cause the Surviving Corporation to pay to each holder of Company Equity Awards any amounts payable with respect to each Future Payment (subject to any applicable withholding as provided in Section 2.8) (i) concurrently with the payment of such Future Payments to the holders of Company Stock and (ii) in accordance with the Closing Date Allocation Schedule.  The Buyer shall cause the Surviving Corporation to at all times from and after the Effective Time maintain sufficient liquid funds to satisfy its payment obligations to the holders of Company Equity Awards pursuant to this Section 2.5. In addition, at the time of payment of any Future Payment related to any Company Equity Award, the Company Equityholder Representative and the Buyer shall execute and deliver joint written instructions to the Escrow Agent to disburse from the General Escrow Fund to the Buyer an amount equal to any employer-paid Taxes which are required to be paid in connection with such Future Payment.

2.6          Purchase Price Adjustments.
(a)          Estimated Purchase Price Adjustment.  At least five (5) Business Days prior to the Closing, the Company shall deliver to the Buyer (i) a written statement (the “Estimated Adjustment Statement”) setting forth (A) the Company’s good faith estimate of the (1) Closing Cash (the “Estimated Closing Cash”), (2) Closing Indebtedness (the “Estimated Closing Indebtedness”), (3) Company Transaction Expenses (the “Estimated Company Transaction Expenses”), and (4) amount of Closing Net Working Capital, including each component thereof (such amount, the “Estimated Net Working Capital”), and (B) the aggregate exercise price or measurement price of all Company Equity Awards outstanding as of immediately prior to the Effective Time (the “Estimated Exercise Price”) and (ii) a written statement (the “Estimated Venezuela Escrow Statement”) setting forth the Company’s good faith estimate of (A) the Closing Venezuela Receivables (the “Estimated Venezuela Receivables”), (B) the Closing Venezuela Inventory (the “Estimated Venezuela Inventory”) and (C) any Sequestered Collections and Sequestered Inventory Collections in existence or expected to be in existence as of the Closing Date; in the case of each of (i) and (ii), along with reasonable supporting detail to evidence the Company’s calculations, explanations and assumptions for the calculations of such amounts. The “Estimated Purchase Price Adjustment” shall be equal to (v) the Estimated Net Working Capital, minus (w) the Working Capital Target, plus (x) the Estimated Closing Cash, minus (y) the Estimated Closing Indebtedness, minus (z) the Estimated Company Transaction Expenses. The Company shall consider in good faith any reasonable comments to the Estimated Adjustment Statement and the Estimated Venezuela Escrow Statement provided by the Buyer.  For the avoidance of doubt, the Estimated Purchase Price Adjustment may be a positive or negative number and the Closing Venezuela Receivables and the Closing Venezuela Inventory shall be included in the calculation of Closing Net Working Capital in accordance with the Accounting Methodologies. From and after 12:01 A.M. Eastern time, on the Closing Date through the Effective Time, the Company and its Subsidiaries shall not conduct any operations outside of the ordinary course of business except as required to comply with Law or permitted under this Agreement and shall not (A) pay or otherwise remit or distribute any cash to any Person (other than (i) payroll payments made in the ordinary course of business consistent with past practices, (ii) payments or distributions to other wholly-owned Subsidiaries of the Company, or (iii) subject to Section 7.3, payments to unaffiliated third-party trade creditors in the ordinary course of business in respect of liabilities included in Estimated Net Working Capital), (B) incur any Indebtedness, or (C) take any other actions that affects the purchase price adjustment provisions contained in this Section 2.6.  For the purposes of this Agreement, each of the Estimated Adjustment Statement, the Estimated Venezuela Escrow Statement, the Preliminary Purchase Price Adjustment Statement, any Venezuela Certification, any Objection Statement, any Venezuela Objection Statement, the Final Adjustment Statement and the Final Venezuela Escrow Statement and, in each case, the calculations set forth therein shall be computed in accordance with the Accounting Methodologies.
(b)          Post-Closing Purchase Price Adjustment.

(i)          Before 5:00 p.m., Eastern time, on the 90th calendar day after the Effective Time, the Buyer shall prepare and deliver to the Company Equityholder Representative a statement setting forth the Buyer’s calculation of (A) (1) the Closing Net Working Capital, including each component thereof, (2) Closing Cash, including each component thereof, (3) Closing Indebtedness, including each component thereof, and (4) Company Transaction Expenses, including each component thereof (such amount, the “Preliminary Purchase Price Adjustment” and such statement, the “Preliminary Purchase Price Adjustment Statement”) and (B) (1) the Closing Venezuela Receivables, including each component thereof, (2) the Closing Venezuela Inventory, including each component thereof, and (3) any Sequestered Collections and Sequestered Inventory Collections in existence or expected to be in existence as of the Closing Date (such amounts in (1), (2) and (3), the “Preliminary Venezuela Escrow Adjustment” and such statement, the “Preliminary Venezuela Escrow Statement”).  If the Buyer does not deliver the Preliminary Purchase Price Adjustment Statement to the Company Equityholder Representative by 5:00 p.m., Eastern time, on the 90th calendar day after the Effective Time, then the Estimated Purchase Price Adjustment Statement shall be deemed for all purposes of this Agreement to be the “Preliminary Purchase Price Adjustment Statement”. If the Buyer does not deliver the Preliminary Venezuela Escrow Statement to the Company Equityholder Representative by 5:00 p.m., Eastern time, on the 90th calendar day after the Effective Time, then the Estimated Venezuela Escrow Statement shall be deemed for all purposes of this Agreement to be the “Preliminary Venezuela Escrow Statement”.
(ii)          Before 5:00 p.m., Eastern time, on the 60th calendar day after receipt or deemed receipt of the Preliminary Purchase Price Adjustment Statement, the Company Equityholder Representative shall either agree in writing or dispute in writing the Preliminary Purchase Price Adjustment Statement.  If the Company Equityholder Representative agrees in writing to Buyer’s Preliminary Purchase Price Adjustment Statement or does not deliver its objection to the Preliminary Purchase Price Adjustment Statement to the Buyer by 5:00 p.m., Eastern time, on the 60th calendar day after receipt or deemed receipt of the Preliminary Purchase Price Adjustment Statement, then the Preliminary Purchase Price Adjustment Statement shall be deemed for all purposes of this Agreement to be the “Final Adjustment Statement” and the determination of Closing Net Working Capital, Closing Cash, Closing Indebtedness and Company Transaction Expenses therein shall each be final and binding on all parties to this Agreement and on all Company Equityholders. Before 5:00 p.m., Eastern time, on the 60th calendar day after receipt or deemed receipt of the Preliminary Venezuela Escrow Statement, the Company Equityholder Representative shall either agree in writing or dispute in writing the Preliminary Venezuela Escrow Statement.  If the Company Equityholder Representative agrees in writing to Buyer’s Preliminary Venezuela Escrow Statement or does not deliver its objection to the Preliminary Venezuela Escrow Statement to the Buyer by 5:00 p.m., Eastern time, on the 60th calendar day after receipt or deemed receipt of the Preliminary Venezuela Escrow Statement, then the Preliminary Venezuela Escrow Statement shall be deemed for all purposes of this Agreement to be the “Final Venezuela Escrow Statement” and the determination of the Closing Venezuela Receivables and Closing Venezuela Inventory therein shall each be final and binding on all parties to this Agreement and on all Company Equityholders.

(iii)          If the Company Equityholder Representative disputes the Preliminary Purchase Price Adjustment as shown on Buyer’s Preliminary Purchase Price Adjustment Statement or the Preliminary Venezuela Escrow Adjustment as shown on Buyer’s Preliminary Venezuela Escrow Statement, then the Company Equityholder Representative shall deliver to the Buyer within 60 calendar days after receipt of the Preliminary Purchase Price Adjustment Statement or the Preliminary Venezuela Escrow Statement, respectively, a statement setting forth the Company Equityholder Representative’s calculation of (A) with respect to a dispute of the Preliminary Purchase Price Adjustment, (1) the Closing Net Working Capital, including each component thereof, (2) Closing Cash, including each component thereof, (3) Closing Indebtedness, including each component thereof, and (4) Company Transaction Expenses, including each component thereof, and (B) with respect to a dispute of the Preliminary Venezuela Escrow Adjustment, (1) the Closing Venezuela Receivables, including each component thereof, and (2) the Closing Venezuela Inventory, including each component thereof, and in each case, includes a certification from the Company Equityholder Representative that all such disputed items are being disputed in good faith (in the case of each of (A) and (B), an “Objection Statement”) (provided that such 60-day period shall be extended by one (1) day for each day that the Buyer is in breach of its obligations under Section 2.6(b)(ix)).
(iv)          The Buyer and the Company Equityholder Representative shall seek in good faith to resolve such differences between the Objection Statement and the Preliminary Purchase Price Adjustment Statement or Preliminary Venezuela Escrow Statement, as applicable, for a period of 30 calendar days after the Buyer’s receipt of the Objection Statement from the Company Equityholder Representative.
(A)          If the Buyer and the Company Equityholder Representative reach a final resolution of such differences within 30 calendar days after the Buyer’s receipt of the Objection Statement given by the Company Equityholder Representative (or within any additional period as mutually agreed to between the Buyer and the Company Equityholder Representative), then the determination of Closing Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses, Closing Venezuela Receivables and Closing Venezuela Inventory agreed upon by the Buyer and the Company Equityholder Representative shall be deemed for all purposes of this Agreement to be the Final Adjustment Statement and the determination of Closing Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses, Closing Venezuela Receivables and Closing Venezuela Inventory therein shall each be final and binding on all parties to this Agreement and on all Company Equityholders.
(B)          If the Buyer and the Company Equityholder Representative do not reach a final resolution on the differences between the Objection Statement and the Preliminary Purchase Price Adjustment Statement or Preliminary Venezuela Escrow Statement within 30 calendar days after the Buyer’s receipt of the Objection Notice (or within any additional period as mutually agreed to between the Buyer and the Company Equityholder Representative), then either the Buyer or the Company Equityholder Representative shall be entitled to engage Grant Thornton LLP or another nationally recognized auditing firm mutually agreeable to the Buyer and the Company Equityholder Representative (the “Neutral Accountant”) to determine, in the manner provided below, the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses, Closing Venezuela Receivables and Closing Venezuela Inventory, as applicable, pursuant to an engagement agreement executed by the Company Equityholder Representative, the Buyer and the Neutral Accountant. The Company Equityholder Representative and the Buyer shall each be entitled to make a presentation to the Neutral Accountant, pursuant to procedures to be agreed to among the Company Equityholder Representative, the Buyer and the Neutral Accountant (or, if they cannot agree on such procedures, pursuant to procedures determined by the Neutral Accountant), regarding each of their respective calculations of Closing Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses, Closing Venezuela Receivables and Closing Venezuela Inventory, as applicable; and the Neutral Accountant shall be required to resolve such differences within 20 Business Days after the completion of such presentations to the Neutral Accountant.  Absent fraud or manifest error, the Neutral Accountant’s determination of (1) the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Company Transaction Expenses shall be deemed for all purposes of this Agreement to be the “Final Adjustment Statement”, and (2) the Closing Venezuela Receivables and Closing Venezuela Inventory shall be deemed for all purposes of this Agreement to be the “Final Venezuela Escrow Statement” and the determination of Closing Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses, Closing Venezuela Receivables and Closing Venezuela Inventory therein, as applicable, shall each be final and binding on all parties to this Agreement and on all Company Equityholders.
(C)          The Neutral Accountant shall not be authorized or permitted to: (1) determine any questions or matters whatsoever under or in connection with this Agreement (other than as expressly set forth in Section 2.6(c)) except for the resolution of differences between the Company Equityholder Representative and the Buyer regarding the determination of the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses, Closing Venezuela Receivables and Closing Venezuela Inventory in accordance with this Section 2.6; (2) resolve any such differences by making an adjustment that is outside of the ranges for the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses, Closing Venezuela Receivables and Closing Venezuela Inventory defined by amounts as finally proposed by the Buyer in the Preliminary Net Working Statement or the Preliminary Venezuela Escrow Statement or the Company Equityholder Representative in an Objection Statement; or (3) apply any accounting principles, policies, methods, treatments or procedures other than the Accounting Methodologies.  In determining the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses, Closing Venezuela Receivables and Closing Venezuela Inventory, as applicable, hereunder, the Neutral Accountant shall act as an expert and not as arbitrator.
(D)          The fees and expenses of the Neutral Accountant, if any, associated with this Section 2.6(b) shall be paid by either the Company Equityholder

Representative (on behalf of the Company Equityholders) or the Buyer based on whose overall position on the issues in dispute are furthest from the determinations of the Neutral Accountant and, accordingly, the Neutral Accountant (1) shall, in its discretion, assign a greater portion of any such fees and expenses to the Company Equityholder Representative or the Buyer, as applicable, and (2) shall provide to the Company Equityholder Representative and the Buyer a written explanation of its reasons for making such a determination and such determination shall be final and binding on the Company Equityholder Representative and the Buyer, absent fraud or manifest error.
(v)          The “Final Purchase Price Adjustment” shall be equal to (A) (1) the Closing Net Working Capital, as finally determined pursuant to this Section 2.6, minus (2) the Estimated Net Working Capital, plus (B) (1) the Closing Cash, as finally determined pursuant to this Section 2.6, minus (2) the Estimated Closing Cash, minus (C) (1) Closing Indebtedness, as finally determined pursuant to this Section 2.6, minus (2) the Estimated Closing Indebtedness, minus (D)(1) Company Transaction Expenses, as finally determined pursuant to this Section 2.6, minus (2) the Estimated Company Transaction Expenses.
(vi)          For the avoidance of doubt, the Final Purchase Price Adjustment may be a positive or negative number.
(A)          If the Final Purchase Price Adjustment is less than zero (0), then the Buyer shall be entitled to receive payment of the Final Purchase Price Adjustment solely from any then available General Escrow Fund pursuant to Section 2.1(e)(i) and the Company Equityholder Representative and the Buyer shall promptly prepare, execute and deliver joint written instructions to the Escrow Agent to disburse to the Buyer (or an Affiliate of the Buyer as determined by the Buyer) the Final Purchase Price Adjustment by wire transfer of immediately available funds from the General Escrow Account in accordance with the General Escrow Agreement.
(B)          If the Final Purchase Price Adjustment is greater than zero (0), then promptly (and in no event later than three (3) Business Days after the date of final determination of the Final Purchase Price Adjustment): (1) a portion thereof equal to the Pro Rata Share that is represented by each share of Company Stock converted pursuant to Sections 2.1(c)(i)(Y), 2.1(c)(ii)(Y) or 2.1(c)(iii) shall be paid by the Buyer to the Payments Administrator for payment to the holder thereof and (2) a portion thereof equal to the Pro Rata Share that is represented by each Company Equity Award shall be paid by the Buyer to the Surviving Corporation for payment to the holder thereof (which amount shall be paid by the Surviving Corporation to such holder with the first payroll payment after the Surviving Corporation’s receipt of such amount and shall be subject to any applicable withholding as provided in Section 2.8).  For the avoidance of doubt, the Buyer shall (in accordance with the Closing Date Allocation Schedule) cause (x) the Surviving Corporation to use any funds distributed to the Surviving Corporation pursuant to this Section 2.6(b)(vi) and (y) the Payments Administrator to use any funds distributed to the Payments Administrator pursuant to this Section 2.6(b)(vi) to make the payments provided for in this Section 2.6(b)(vi), and such funds shall not be used for any other purpose except as provided in this Agreement.
(C)          If, following determination of the Final Purchase Price Adjustment and payment of any amount thereof which is owed to the Buyer (or, if so directed by Buyer, an Affiliate of the Buyer), funds remain in the General Escrow Account in an amount greater than four million dollars ($4,000,000), the Company Equityholder Representative and the Buyer shall promptly prepare, execute and deliver joint written instructions to the Escrow Agent to disburse an amount equal the product of (a)(i) all funds remaining in the General Escrow Account, minus (ii) four million dollars ($4,000,000), multiplied by (b) fifty percent (50%), for the benefit of the Company Equityholders pursuant to Section 2.1(e)(iv), by wire transfer of immediately available funds.
(vii)          The “Final Venezuela Escrow Adjustment” shall be equal to (A) (1) the Closing Venezuela Receivables, as finally determined pursuant to this Section 2.6, minus (2) the Estimated Venezuela Receivables, plus (B) (1) Closing Venezuela Inventory, as finally determined pursuant to this Section 2.6, minus (2) the Estimated Venezuela Inventory, plus any Sequestered Collections and Sequestered Inventory Collections in existence or expected to be in existence as of the Closing Date which were not included in the Preliminary Venezuela Escrow Statement.
(viii)          For the avoidance of doubt, the Final Venezuela Escrow Adjustment may be a positive or negative number.
(A)          If the Final Venezuela Escrow Adjustment is greater than zero (0), then the Company Equityholder Representative and Buyer shall issue joint written instructions to transfer an amount equal to the Final Venezuela Escrow Adjustment to the Venezuela Escrow Fund from (a) any amounts to be paid to the Company Equityholders pursuant to Section 2.6(b)(vi)(B) and, solely to the extent such amounts are insufficient, from (b) the General Escrow Fund.
(B)          If the Final Venezuela Escrow Adjustment is less than zero (0), then an amount equal to the Final Venezuela Escrow Adjustment shall be disbursed pursuant to the Venezuela Escrow Agreement for the benefit of the Company Equityholders in accordance with Section 2.1(e)(iv), and the Company Equityholder Representative and the Buyer shall promptly prepare, execute and deliver joint written instructions to the Escrow Agent to disburse such amounts to the Payments Administrator and the Surviving Corporation, as applicable, by wire transfer of immediately available funds from the Venezuela Escrow Account in accordance with the Venezuela Escrow Agreement. For the avoidance of doubt, the Buyer shall (in accordance with the Closing Date Allocation Schedule) cause (x) the Surviving Corporation to use any funds distributed to the Surviving Corporation pursuant to this Section 2.6(b)(viii) and (y) the Payments Administrator to use any funds distributed to the Payments Administrator pursuant to this Section 2.6(b)(viii) to make the payments provided for in this Section

2.6(b)(viii), and such funds shall not be used for any other purpose except as provided in this Agreement.
(ix)          The Buyer shall provide or cause to be provided to the Company Equityholder Representative and its attorneys, accountants and other agents reasonable access (including electronic access, to the extent available), during normal business hours, to the applicable books, records, properties and personnel of the Buyer, the Company and the Surviving Corporation, to the extent requested by the Company Equityholder Representative, for purposes of (A) evaluating the information in the Preliminary Purchase Price Adjustment Statement and (B) preparing any Objection Statement.
(x)          The parties agree that the procedures set forth in this Section 2.6 shall be the sole and exclusive method for resolving any disputes with respect to the determination of the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Company Transaction Expenses, Closing Venezuela Receivables, Closing Venezuela Inventory, the Final Purchase Price Adjustment and the Final Venezuela Escrow Adjustment; provided, that this provision shall not prohibit the Buyer or the Company Equityholder Representative from instituting litigation to enforce the ruling of the Neutral Accountant.
(c)          Venezuela Recoveries.
(i)          Within thirty (30) days following the end of each of the third, sixth, ninth and twelfth full calendar months following the Closing (the three-month period ending on each such date, the respective “Three-Month Period”), the Buyer shall deliver to the Company Equityholder Representative a written certification of the Chief Financial Officer of the Buyer (the “Venezuela Certification”) setting forth (A) the Closing Venezuela Receivables, Unrestricted Collections, and Sequestered Collections as of the end of such Three-Month Period and for the Three-Month Period then ended and (B) the Closing Venezuela Inventory, Unrestricted Inventory Collections and Sequestered Inventory Collections as of the end of such Three-Month Period and for the Three-Month Period then ended.  For the avoidance of doubt, the Venezuela Certification for the first Three Month Period shall also include any partial month between the Closing and the start of such Three-Month Period.
(ii)          Before 5:00 p.m., Eastern time, on the 45th calendar day after receipt of a Venezuela Certification, the Company Equityholder Representative shall either agree in writing or dispute in writing the Venezuela Certification.  If the Company Equityholder Representative agrees in writing to Buyer’s Venezuela Certification or does not deliver an objection to the Venezuela Certification to the Buyer by 5:00 p.m., Eastern time, on the 45th calendar day after receipt of the Venezuela Certification, then the Venezuela Certification shall be deemed for all purposes of this Agreement to be the Final Venezuela Certification with respect to such Three-Month Period.
(iii)          If the Company Equityholder Representative disputes a Venezuela Certification, then the Company Equityholder Representative shall deliver to the Buyer within 45 calendar days after receipt of the Venezuela Certification a statement setting forth the Company Equityholder Representative’s calculation of (A) the Closing Venezuela Receivables, Unrestricted Collections, and Sequestered Collections as of the end of such Three-Month Period and for the Three-Month Period then ended and (B) the Closing Venezuela Inventory, Unrestricted Inventory Collections, and Sequestered Inventory Collections as of the end of such Three-Month Period and for the Three-Month Period then ended (a “Venezuela Objection Statement”) (provided that such 45-day period shall be extended by one (1) day for each day that the Buyer is in breach of its obligations under Section 2.6(c)(vii)). For the avoidance of doubt, the Venezuela Objection Statement for the first Three Month Period shall also include any partial month between the Closing and the start of such Three-Month Period.
(iv)          The Buyer and the Company Equityholder Representative shall seek in good faith to resolve such differences between the Venezuela Objection Statement and the Venezuela Certification for a period of thirty (30) calendar days after the Buyer’s receipt of the Venezuela Objection Statement from the Company Equityholder Representative
(A)          If the Buyer and the Company Equityholder Representative reach a final resolution of such differences within thirty (30) calendar days after the Buyer’s receipt of the Venezuela Objection Statement given by the Company Equityholder Representative (or within any additional period as mutually agreed to between the Buyer and the Company Equityholder Representative), then the Venezuela Certification agreed upon by the Buyer and the Company Equityholder Representative shall be deemed for all purposes of this Agreement to be the Final Venezuela Certification with respect to such Three-Month Period, and shall be final and binding on all parties to this Agreement and on all Company Equityholders.
(B)          If the Buyer and the Company Equityholder Representative do not reach a final resolution on the differences between the Venezuela Objection Statement and applicable Venezuela Certification within thirty (30) calendar days after the Buyer’s receipt of the Venezuela Objection Notice (or within any additional period as mutually agreed to between the Buyer and the Company Equityholder Representative), then either the Buyer or the Company Equityholder Representative shall be entitled to engage the Neutral Accountant to determine, in the manner provided below, the Closing Venezuela Receivables, Unrestricted Collections, Sequestered Collections, Closing Venezuela Inventory, Unrestricted Inventory Collections and Sequestered Inventory Collections, in each case as of the end of such Three-Month Period and for the Three-Month Period then ended pursuant to an engagement agreement executed by the Company Equityholder Representative, the Buyer and the Neutral Accountant. The Company Equityholder Representative and the Buyer shall each be entitled to make a presentation to the Neutral Accountant, pursuant to procedures to be agreed to among the Company Equityholder Representative, the Buyer and the Neutral Accountant (or, if they cannot agree on such procedures, pursuant to procedures determined by the Neutral Accountant), regarding each of their respective calculations of the Closing Venezuela Receivables, Unrestricted Collections, Sequestered Collections, Closing Venezuela Inventory, Unrestricted Inventory Collections and Sequestered Inventory Collections; and the Neutral Accountant shall resolve such differences within twenty (20) Business Days after the completion of such presentations to the Neutral Accountant.  It is acknowledged and agreed that if more than one determination with respect to a Venezuela Objection Statement is before a Neutral Accountant, either Buyer or the Company Equityholder Representative shall be entitled to merge the proceedings. Absent fraud or manifest error, the Neutral Accountant’s determination of the Closing Venezuela Receivables, Unrestricted Collections, Sequestered Collections, Closing Venezuela Inventory, Unrestricted Inventory Collections and Sequestered Inventory Collections, in each case as of the end of such Three-Month Period and for the Three-Month Period then ended shall be deemed for all purposes of this Agreement to be the “Final Venezuela Certification” for the applicable Three-Month Period and the determination of the Closing Venezuela Receivables, Unrestricted Collections, Sequestered Collections, Closing Venezuela Inventory, Unrestricted Inventory Collections and Sequestered Inventory Collections, in each case as of the end of such Three-Month Period and for the Three-Month Period then ended, shall each be final and binding on all parties to this Agreement and on all Company Equityholders.  For the avoidance of doubt, the Final Venezuela Certification for the first Three Month Period shall also include any partial month between the Closing and the start of such Three-Month Period.
(C)          The Neutral Accountant shall not be authorized or permitted to: (1) determine any questions or matters whatsoever under or in connection with this Agreement (other than as expressly set forth in Section 2.6(b)) except for the resolution of differences between the Company Equityholder Representative and the Buyer regarding the determination of the Closing Venezuela Receivables, Unrestricted Collections, Sequestered Collections, Closing Venezuela Inventory, Unrestricted Inventory Collections and Sequestered Inventory Collections, in each case, in accordance with this Section 2.6(c); (2) resolve any such differences by making an adjustment that is outside of the ranges for such amount as finally proposed by the Buyer in the Venezuela Certification or the Company Equityholder Representative in the Venezuela Objection Statement; or (3) apply any accounting principles, policies, methods, treatments or procedures other than the Accounting Policies.
(D)          The fees and expenses of the Neutral Accountant, if any, associated with this Section 2.6(c) shall be paid by either the Company Equityholder Representative or the Buyer based on whose overall position on the issues in dispute are furthest from the determinations of the Neutral Accountant and, accordingly, the Neutral Accountant (1) shall, in its discretion, assign a greater portion of any such fees and expenses to the Company Equityholder Representative or the Buyer, as applicable, and (2) shall provide to the Company Equityholder Representative and the Buyer a written explanation of its reasons for making such a determination and such determination shall be final and binding on the Company Equityholder Representative and the Buyer, absent fraud or manifest error.
(v)          An amount equal to the lesser of (A)(1) the amount of Unrestricted Collections, plus (2) the inventory value (as reflected in the Venezuela Closing Statement) of the Closing Venezuela Inventory for which Unrestricted Inventory Collections were received, in each case, as set forth in the Final Venezuela Certification for the applicable Three-Month Period or (B) the funds remaining in the Venezuela Escrow Account on the date of such payment (the respective “Venezuela Payment”), shall be disbursed pursuant to the Venezuela Escrow Agreement for the benefit of the Company Equityholders in accordance with Section 2.1(e)(iv), and the Company Equityholder Representative and the Buyer shall promptly (and in any event within five (5) Business Days following the date of the applicable Final Venezuela Certification) prepare, execute and deliver joint written instructions to the Escrow Agent to disburse to the Payments Administrator and the Surviving Corporation, as applicable, the Venezuela Payment by wire transfer of immediately available funds from the Venezuela Escrow Account in accordance with the Venezuela Escrow Agreement. Following the determination of the Final Venezuela Certification for the final Three-Month Period and disbursement of all amounts for the benefit of the Company Equityholders pursuant to this Section 2.6(c) and subject to Section 2.6(c)(vi), the Company Equityholder Representative and the Buyer shall promptly prepare, execute and deliver joint written instructions to the Escrow Agent to disburse any remaining funds in the Venezuela Escrow Account to the Buyer. For the avoidance of doubt, any amounts suspended pursuant to Section 2.6(c)(vi) which relate to cash and cash equivalents received from the Venezuelan Government by the Company, the Surviving Corporation or any of the Company’s or the Surviving Corporation’s Affiliates as payment for the Closing Venezuela Receivables or sales of the Closing Venezuela Inventory  prior to last day of the twelfth full calendar month following the Closing Date which (i) become an Unrestricted Collection or an Unrestricted Inventory Collection and (ii) are not required to be released to the Buyer pursuant to indemnifiable claims under Section 9.1(c), shall be payable to the Company Equityholders or the Buyer upon resolution of the terms of any suspension pursuant to Section 2.6(c)(vi) as provided pursuant to the provisions thereof, notwithstanding the prior sentence of this paragraph.
(vi)
(A)          Upon the receipt of a Sequestered Collection or a Sequestered Inventory Collection, all payment obligations of the Buyer with respect to such Sequestered Collection or Sequestered Inventory Collection shall immediately be suspended and shall remain suspended until the date that is five (5) Business Days after the date on which such Sequestered Collection or Sequestered Inventory Collection is determined to be an Unrestricted Collection or Unrestricted Inventory Collection by (1) mutual agreement of the Buyer and the Company Equityholder Representative or (2) a final Order of a court having jurisdiction over such Proceeding as permitted by Section 12.10, indicating that unrestricted use of such collections is not in violation of United States Law, at which time, (x) in the case of a determination of an Unrestricted Collection, such amount of the Unrestricted Collection, or (y) in the case of a determination of an Unrestricted Inventory Collection, the inventory value (as reflected in the Venezuela Closing Statement) of the Closing Venezuela Inventory for which Unrestricted Inventory Collections were received, shall be distributed for the benefit of the Company Equityholders in accordance with Section 2.1(e)(iv) and Section 2.6(c)(v).

(B)          Notwithstanding any other provision of this Agreement, upon the occurrence of a Venezuela Escrow Claim Event, (I) the Buyer shall promptly provide the Company Equityholder Representative with written notice thereof, setting forth in reasonable detail a description of such Venezuela Escrow Claim Event, and (II) all payment obligations of the Buyer pursuant to Section 2.6(c) (other than with respect to this Section 2.6(c)(vi)(B)) shall immediately be suspended and shall remain suspended until the later of (a) the completion of the Venezuela Escrow Period, (b) if applicable, the date that is five (5) Business Days after the date on which the United States Government has resolved OFAC compliance issues associated with the Venezuela Escrow Claim Event, through issuance of a license or otherwise, or (c) the date that is five (5) Business Days after the date on which (1) the amounts of all outstanding payments required to be made on account of any Pending Claim Amounts arising as a result of an indemnification claim made pursuant to Section 9.1(c) is determined by mutual agreement of the Buyer and the Company Equityholder Representative, or (2) both such amounts and the Indemnifying Party’s obligation to pay such amounts have been determined by a final Order of a court having jurisdiction over such Proceeding as permitted by Section 12.10, at which time such amount shall be distributed for the benefit of the Company Equityholders in accordance with Section 2.1(e)(iv) and Section 2.6(c)(v) or to the Buyer to satisfy any losses indemnifiable pursuant to Section 9.1(c).  If following the occurrence of a Venezuela Escrow Claim Event, funds held in the Venezuela Escrow Fund are not, in the Buyer’s sole discretion, required to fulfill Buyer’s rights pursuant to Section 2.6(c)(v) or Section 9.1(c), the Buyer shall cause such funds to be distributed for the benefit of the Company Equityholders in accordance with Section 2.1(e)(iv) and Section 2.6(c)(v).
(vii)          The Buyer shall provide or cause to be provided to the Company Equityholder Representative and its attorneys, accountants and other agents reasonable access (including electronic access, to the extent available), during normal business hours, to the applicable books, records, properties and personnel of the Buyer, the Company and the Surviving Corporation, to the extent requested by the Company Equityholder Representative, for purposes of (A) evaluating any information in the Venezuela Certification, (B) preparing any Venezuela Objection Statement, and (C) investigating any Venezuela Escrow Claim Event.
(viii)          The parties agree that the procedures set forth in this Section 2.6(c) shall be the sole and exclusive method for resolving any disputes with respect to the determination of the Venezuela Payment for each respective Three-Month Period; provided, that this provision shall not prohibit the Buyer or the Company Equityholder Representative from instituting litigation to enforce the ruling of the Neutral Accountant.
(ix)          The Buyer shall use commercially reasonable efforts during the Venezuela Escrow Period:
(A)          to (x) convert the Closing Venezuela Inventory into product salable under the Venezuela Contract, (y) sell such salable product to the Venezuela Government, and (z) collect the Closing Venezuela Receivables; and

(B)          to cause a Sequestered Collection or a Sequestered Inventory Collection received during the Venezuela Escrow Period to become an Unrestricted Collection or an Unrestricted Inventory Collection for purposes of enabling the Company Equityholders to receive all payments under Section 2.6(c)(v).
(x)          For the avoidance of doubt: (A) any Unrestricted Collection that the Surviving Corporation or its Affiliates receives from the Venezuelan Government during the Venezuela Escrow Period shall be deemed to be applied as specified by the Venezuelan Government; provided, however, that in the event no specification is provided by the Venezuelan Government, payments shall be applied to the Closing Venezuela Receivables first until paid in full; and (B) all sales of product to the Venezuelan Government following the Closing related to the production of currency shall be deemed to be of the Venezuela Inventory until all of such Closing Venezuela Inventory is deemed sold as determined in accordance with the Accounting Methodologies.  Buyer, Surviving Company and the Company Equityholder Representative shall take no action to encourage specification by the Venezuela Government of payments to specific orders.
(xi)          The Surviving Corporation shall not compromise or otherwise reduce the Closing Venezuela Receivables during the Venezuela Escrow Period without the consent of the Company Equityholder Representative, except as required pursuant to any applicable Law or Order.
2.7          Closing Date Allocation Schedule; Payments of Future Payments.
(a)           The Company shall deliver to the Buyer and the Payments Administrator, at least three (3) Business Days prior to the Closing, the Closing Date Allocation Schedule (attached as an exhibit to the Closing Payment Certificate).  From time to time after the Effective Time, the Company Equityholder Representative may, by written notice to the Buyer, update, correct or otherwise amend or modify the Closing Date Allocation Schedule in any manner that is not otherwise inconsistent with the express provisions of this Article II.
(b)          The Payments Administrator shall make all payments constituting the Closing Stock Consideration to the applicable Company Shareholders in accordance with the Closing Date Allocation Schedule and the Letters of Transmittal, and the Buyer or the Surviving Corporation shall pay the portion of the Aggregate Closing Consideration payable in respect of Company Equity Awards pursuant to Section 2.5 to the holders thereof in accordance with the Closing Date Allocation Schedule (subject to any applicable withholding as provided in Section 2.8).
(c)          The portion of each Future Payment payable in respect of Company Stock shall be paid by the Buyer, the Surviving Corporation or the Escrow Agent to the Payments Administrator for the benefit of the holders thereof, and the portion of each Future Payment payable in respect of Company Equity Awards shall be paid (subject to any applicable withholding as provided in Section 2.8) by the Surviving Corporation to the holders thereof, or by the Escrow Agent to the Surviving Corporation for payment to the holders thereof,  in each case in accordance with the Closing Date Allocation Schedule within the time periods set forth herein for such payments; provided, however, that each of the Buyer, the Escrow Agent and the Surviving Corporation shall deduct and withhold from any such payment the amounts owed on account of such Future Payment to Goldman Sachs & Co. LLC (“Goldman Sachs”) in accordance with Section 2.10 and shall pay such deducted and withheld amount to the Payments Administrator for payment to Goldman Sachs.
(d)          The parties understand and agree that (A) the Future Payments are an integral part of the consideration payable to the Company Equityholders in connection with the transactions contemplated hereby and shall be payable without offset or counterclaim, (B) the Company Equityholders have no rights as a security holder of the Surviving Corporation or the Buyer as a result of their right to receive the Future Payments, and (C) no interest is payable as additional consideration with respect to any of the Future Payments.  For the avoidance of doubt, more than one (1) Future Payment may become payable at any time.
2.8          Withholding Rights. Each of the Payments Administrator, the Buyer, the Escrow Agent and the Surviving Corporation (and any payroll agent) shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to the Company Equityholders such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or non-U.S. Tax Law.  To the extent that amounts are so deducted or withheld by the Payments Administrator, the Buyer, the Escrow Agent or the Surviving Corporation (or any payroll agent), as the case may be, such withheld amounts shall be (i) remitted by the Payments Administrator, the Buyer, the Escrow Agent or the Surviving Corporation, as the case may be, to the applicable Governmental Entity, and (ii) treated for all purposes of this Agreement as having been paid to such Company Equityholder in respect of which such deduction and withholding was made by the Payments Administrator, the Buyer, the Escrow Agent or the Surviving Corporation (or any payroll agent), as the case may be.
2.9          Directors Phantom Stock Plan. Notwithstanding anything in this Agreement to the contrary, any Future Payments attributable to the Directors Phantom Stock Plan or measurable by reference to the Directors Phantom Stock Plan shall be paid to the recipients of such payments no later than the first anniversary of the Effective Time unless otherwise determined by the Company Equityholder Representative and the in its sole discretion (or such amount cannot be agreed pursuant to this Section 2.9), and accordingly, unless otherwise so indicated by the Company Equityholder Representative, the Company Equityholder Representative and the Buyer shall in furtherance of the foregoing prepare, execute and deliver joint written instructions to the Escrow Agent to disburse such amounts to the Surviving Corporation by wire transfer of immediately available funds from the applicable Escrow Account in accordance with the applicable Escrow Agreement no later than five days prior to the last regularly scheduled payroll date of the Surviving Corporation prior to the first anniversary of the Effective Time. If any such Future Payments are not finally determined pursuant to the terms of this Agreement, the amounts to be disbursed pursuant to this Section 2.9 shall be based on the Company Equityholder Representative’s and the Buyer’s reasonable joint written estimation of any Future Payments attributable to, or otherwise measurable by reference to, the Directors Phantom Stock Plan and shall only be distributed upon receipt by the Buyer, the Company, and the Company Equityholder Representative of a release against liability for any further payment under the Directors Phantom Stock Plan or other payment measurable by reference to the Directors Phantom Stock Plan.
2.10          Contingent Brokerage Fees. Each of the Payments Administrator, the Buyer, the Escrow Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to the Company Equityholders all amounts owed and outstanding by the Company or the Company Equityholders to Goldman Sachs with respect to the transactions contemplated by this Agreement which are not included in Company Transaction Expenses in the Final Purchase Price Adjustment.
ARTICLE III

 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to the Buyer that the statements contained in this Article III are true and correct as of the date of this Agreement and as of the Closing, except as set forth herein or in the Company Disclosure Schedule.
3.1          Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as conducted on the date of this Agreement.  The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to the Buyer copies of its Organizational Documents and the Organizational Documents of its Subsidiaries as in effect on the date of this Agreement.
3.2          Capitalization.
(a)          The authorized capital stock of the Company, as of the date of this Agreement, consists of, all with no par value, 408,500 shares of Class A common stock; 33,500 shares of Class B common stock; 89,796.2090 shares of Class C-1 common stock; 44,830.7910 shares of Class C-2 common stock; 58,334 shares of Class C-3 common stock; 20,000 shares of Class C-4 common stock; and 210,000 shares of Class C-5 common stock (the Class A common stock, the Class B common stock, the Class C-1 common stock, the Class C-2 common stock, the Class C-3 common stock, the Class C-4 common stock and, collectively with the Class C-5 common stock, the “Company Common Stock”); and 85,352.9412 shares of Company Preferred Stock, of which 3000 are designated as Company Series A Preferred Stock and 82,352.9412 are designated as Company Series B Preferred Stock.  As of the date of this Agreement, there are outstanding 175,601 shares of Class A common stock; 30,164 shares of Class B common stock; 89,796.2090 shares of Class C-1 common stock; 44,830.7910 shares of Class C-2 common stock; 58,333 shares of Class C-3 common stock; 19,999.27 shares of Class C-4 common stock; and 82,352.9412 shares of Company Series B Preferred Stock.  Section 3.2(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all outstanding shares of Company Stock indicating the names of the holders thereof and the number of shares and class of Company Stock held by each such holder.  Each class of the Company’s capital stock is entitled to the rights and privileges set forth in the Company Articles of Organization.
(b)          Section 3.2(b) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all outstanding Company Equity Awards, indicating with respect to each such Company Equity Award the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Equity Award, the date of grant and, if applicable, the exercise or measurement price thereof.  The Company has made available to the Buyer a complete and accurate copy of the Company Stock Plan.
(c)          Except (i) as set forth in this Section 3.2, (ii) as reserved for future grants under the Company Stock Plan and (iii) for the conversion provisions set forth in the Company Articles of Organization, (A) there are no Equity Interests of any class of the Company, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other Equity Interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other Equity Interests, or obligating the Company to grant, extend, otherwise modify or amend or enter into any such option, warrant, Equity Interest, call, right, commitment or agreement.  Except as set forth in this Section 3.2, as of the date of this Agreement, the Company does not have any outstanding equity compensation or equity-based compensation.  Except for the Company Articles of Organization, the Company is not a party to or bound by any Contracts with respect to the voting (including voting trusts and proxies) or sale or transfer of any shares of capital stock or other Equity Interests of the Company.
(d)          All outstanding shares of Company Stock are, and all shares of Company Stock subject to issuance as specified in Section 3.2(b) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any securities Laws or any purchase option, call option, right of first refusal, preemptive right or subscription right under any provision of the MBCA, the Company’s Organizational Documents or any agreement to which the Company is a party or is otherwise bound.
(e)          Except as set forth in the Company Articles of Organization, there are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Stock or the capital stock of the Company or any of its Subsidiaries.
3.3          Subsidiaries.
(a)          Section 3.3(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, for each Subsidiary of the Company: (i) its name; (ii) the number and type of outstanding Equity Interests and a list of the holders thereof; and (iii) the jurisdiction of organization.  Other than the Subsidiaries listed on Section 3.3(a) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any Equity Interests or options to purchase Equity Interests of any other Person except for short term investments in equity securities having no more than one percent (1%) of the outstanding voting power of any Person and which are freely tradeable and listed on a national securities exchange.  The Company owns, directly or indirectly, all of the outstanding Equity Interests of each Subsidiary, free and clear of all Liens other than Permitted Liens.  There are no preemptive rights or other similar rights in respect of any Equity Interests in any Subsidiary of the Company. There are no Liens, other than Permitted Liens, on the ownership, transfer or voting of any Equity Interests in any Subsidiary of the Company. Except for the transactions contemplated by this Agreement, there is no Contract, or provision in the Organizational Documents of any Subsidiary of the Company, which obligates the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire, or make any payment (including any dividend or distribution) in respect of, any Equity Interest in any Subsidiary of the Company. There are no existing rights with respect to registration of any Equity Interests in any Subsidiary of the Company on a public securities exchange.  All issued and outstanding Equity Interests of each Subsidiary are validly issued, fully paid and non-assessable.
(b)          Each Subsidiary of the Company is a corporation or similar entity duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of the jurisdiction of its incorporation or organization.  Each Subsidiary of the Company has all requisite corporate (or similar) power and authority to own, lease and operate its properties and assets and to carry on its business as conducted as of the date of this Agreement, and is duly qualified to do business and is in good standing as a foreign corporation (to the extent such concepts are applicable) in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)          The Company has made available to the Buyer complete and accurate copies of the Organizational Documents of each Subsidiary of the Company.
3.4          Authority; No Conflict; Required Filings and Consents.
(a)          The Company has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Shareholder Approval, to consummate the transactions contemplated by this Agreement.  The Company Board has (i) deemed the Merger advisable and in the best interests of the Company and its shareholders, (ii) adopted this Agreement, approved the Merger upon the terms and subject to the conditions set forth herein and approved the Ancillary Agreements, including the Shareholder Support Agreements, and the transactions contemplated thereby upon the terms and subject to the conditions set forth therein, and (iii) recommended the approval of this Agreement by the shareholders of the Company (collectively, the “Company Board Recommendation”).  The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the required receipt of the Company Shareholder Approval.  This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b)          The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement and each Ancillary Agreement shall not, (i) conflict with, or result in any violation or breach of, the Organizational Documents of the Company or any of its Subsidiaries, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, modification, amendment, cancellation or acceleration of any obligation or loss of any material benefit or to increased, additional, accelerated or guaranteed rights or entitlements of any Person) under, require a notice, consent or waiver under, require the payment of a penalty under or result in the imposition of any Liens on the Company’s or any of its Subsidiaries’ assets under, any of the terms, conditions or provisions of any Company Material Contract, (iii) subject to obtaining the Company Shareholder Approval and compliance with the requirements specified in clauses (i) through (iii) of Section 3.4(c), conflict with or violate any permit, concession, franchise, license or Law applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.4(b) for any such conflicts, violations, breaches, defaults, terminations, modifications, amendments, cancellations, accelerations, losses, rights, entitlements, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company has taken all actions necessary prior to the date hereof such that the requirements set forth in Chapters 110C, 110D and 110F of the Massachusetts General Laws and any other “moratorium,” “control share acquisition,” “business combination,” “fair price,” or other form of anti-takeover Laws that may purport to be applicable shall not apply with respect to or as a result of the Merger, this Agreement, the Shareholder Support Agreements or any other transactions contemplated hereby or thereby.
(c)          No action by, consent, approval, license, permit, Order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the pre‑merger notification requirements under the HSR Act and any applicable foreign Antitrust Laws, (ii) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, and (iii) such other consents, approvals, licenses, permits, Orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not reasonably be expected to have a Company Material Adverse Effect.
3.5          Financial Statements.
(a)          The Company has made available to the Buyer the Company Financial Statements.  The Company Financial Statements (i) are correct and complete in all material respects, (ii) are consistent with the books and records of the Company and its Subsidiaries, (iii) are not misleading, (iv) were prepared in accordance with GAAP applied consistently and (v) fairly present, in all material respects, the consolidated financial condition of the Company and its Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods therein specified, except that the Company Financial Statements described in clause (b) of the definition thereof do not contain footnotes and are subject to normal year-end adjustments, the effect of which shall not, individually, or in the aggregate, be material. No financial statements of any other Person are required by GAAP to be included in the Company Financial Statements.
(b)          The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) all transactions are executed in accordance with management’s general or specific authorizations, (ii) all transactions are recorded accurately and as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain proper accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(c)          All notes and accounts receivable are reflected properly in the Company Financial Statements and represent valid obligations arising from sales actually made or services actually performed. The reserve for bad debts shown on the Company Balance Sheet or, with respect to accounts receivable arising after the date of the Company Balance Sheet, on the accounting records of the Company has been determined in accordance with GAAP and past practice. To the Company’s Knowledge, as of the date of this Agreement, there is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business, relating to the amount of validity of such note or account receivable in excess of $500,000 in the aggregate.
3.6          Absence of Certain Changes. Since the date of the Company Balance Sheet, there has not been a Company Material Adverse Effect.  Except as otherwise expressly contemplated or required by this Agreement, since the date of the Company Balance Sheet, neither the Company nor any of its Subsidiaries has:
(a)          (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent), (ii) split, combined or reclassified any of its capital stock or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or (iii) purchased, redeemed or otherwise acquired any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of shares of Company Stock (A) from holders of Company Equity Awards in full or partial payment of the exercise price or withholding obligations payable by such holder upon the exercise or vesting thereof or (B) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of services to the Company or any of its Subsidiaries;
(b)          issued, delivered, sold, granted, pledged or otherwise disposed of or encumbered any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance of shares of Company Stock upon the conversion of Company Preferred Stock or pursuant to Company Equity Awards);
(c)          amended or authorized any amendment to its Organizational Documents;
(d)          (i) merged or consolidated with, or acquired by purchase all or a substantial portion of the assets or any stock or other ownership interest of, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) acquired or purchased assets that are material, in the aggregate, to the Company and its Subsidiaries, taken as a whole, except purchases of Inventory in the ordinary course of business;
(e)          sold, leased, assigned, transferred, conveyed, licensed, pledged, or otherwise disposed of or encumbered any properties or assets of the Company and its Subsidiaries, other than in the ordinary course of business, in excess of $200,000 individually or $1,000,000 in the aggregate;

(f)          (i) incurred any Indebtedness other than revolver draw-downs and new letters of credit under the Company Debt Agreements executed in the ordinary course of business or (ii) made any loans, advances (other than routine advances to employees of the Company or any of its Subsidiaries in the ordinary course of business) or capital contributions to, or investment in, any other Person, other than the Company or any of its direct or indirect wholly owned Subsidiaries, other than investments, in the ordinary course of business, in debt securities maturing not more than 90 calendar days after the date of investment;
(g)          except in the ordinary course of business, made any capital expenditures or other expenditures with respect to property, plant or equipment, other than as set forth in the Company’s budget for capital expenditures previously made available to the Buyer;
(h)          made any material changes in accounting methods, principles or practices, except as required by a change in GAAP;
(i)          made or changed any Tax election, adopted or changed a Tax accounting period, filed any amended Tax Return, adopted or changed any Tax accounting method, entered into any closing agreement with respect to any Taxes, settled any Tax claim or assessment relating to the Company or any of the Subsidiaries of the Company, surrendered any right to claim a refund of Taxes, or consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of the Subsidiaries of the Company;
(j)          entered into, amended, modified or terminated any employment or consulting Contract involving annualized base compensation in excess of $150,000;
(k)          recognized, adopted or entered into any collective bargaining agreement or any other Contract with, a labor or trade union, employee association, works council, or other employee representative except as required by applicable Law;
(l)          materially increased the compensation or benefits payable or paid, whether conditionally or otherwise, to any director, officer, employee, or consultant, other than in the ordinary course of business (including the payment of bonuses to such persons in the ordinary course of business) or except as required by applicable Law or any applicable contractual arrangement made available to the Buyer;
(m)          except (i) as required by applicable Law, adopted, amended in any material respect, suspended or terminated any Company Employee Plan and/or (ii) in accordance with the terms thereof as in effect on the date of the Company Balance Sheet, increased in any material respect any benefits under any Company Employee Plan other than any amendments required by applicable Law;
(n)          hired or engaged any Person on a full-time, part-time, consulting, independent contractor or other basis or otherwise hired or engaged any officer, director,

employee, independent contractor or other agent or service provider, with annualized base salary or equivalent annual compensation in excess of $200,000;
(o)          instituted any new, or modified any existing, severance or termination pay or benefits practices or entered into any arrangement with any current or former employee, director, independent contractor or agent entitling such Person to a payment due upon a change of control or other liquidity event of the Company or any of its Subsidiaries;
(p)          suffered any material casualty loss to any material properties or assets, whether or not covered by insurance; or
(q)          authorized any of, or committed or agreed to take any of, the foregoing actions.
3.7          No Undisclosed Liabilities. Except for (a) Liabilities accrued or expressly reserved for in line items in the Company Balance Sheet or (b) Liabilities incurred in the ordinary course of business after the date of the Company Balance Sheet similar in nature and amount to the Liabilities which arose during the comparable period of the immediately preceding fiscal year , the Company and its Subsidiaries do not have any Liabilities of any nature (whether absolute, accrued, matured or unmatured, fixed or contingent) that, individually or in the aggregate, would reasonably be expected to be material to the business or operations of the Company and its Subsidiaries, taken as a whole.
3.8          Taxes.
(a)          Each of the Company and its Subsidiaries has filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns are true and correct in all material respects.  Each of the Company and its Subsidiaries has paid on a timely basis all material Taxes that were due and payable (whether or not shown as due and owing on a Tax Return).
(b)          All Taxes that the Company or any Subsidiary of the Company is or was required by applicable Law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the appropriate Governmental Entity.
(c)          Neither the Company nor any Subsidiary of the Company is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns, other than a group of which the common parent is the Company.  With the exception of contracts that are not primarily related to Taxes entered into in the ordinary course of business and Liabilities thereunder, neither the Company nor any Subsidiary of the Company (i) has any Liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor or pursuant to any contractual obligation for any Taxes of any Person other than the Company or any Subsidiary of the Company, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.
(d)          The Company has made available to the Buyer complete and correct copies of all federal income Tax Returns and all other material Tax Returns of the Company or any Subsidiary of the Company relating to Taxes for all taxable periods ending on or after December 31, 2012.
(e)          No examination or audit of any Tax Return of the Company or any Subsidiary of the Company by any Governmental Entity is currently in progress. Neither the Company nor any Subsidiary of the Company has been informed in writing by any jurisdiction in which the Company or any Subsidiary of the Company does not file a Tax Return that the jurisdiction believes that the Company or any Subsidiary of the Company was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction.  Neither the Company nor any Subsidiary of the Company has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect. Neither the Company nor any Subsidiary of the Company has received written notice of any examination or audit that has not been closed or settled.
(f)          There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Laws) that are required to be taken into account by the Company or any Subsidiary of the Company in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.
(g)          Neither the Company nor any Subsidiary of the Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.
(h)          Neither the Company nor any Subsidiary of the Company has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any Subsidiary of the Company been distributed, in a transaction to which Section 355 of the Code applies in the two (2) years prior to the date of this Agreement.
(i)          There are no Liens with respect to Taxes upon any of the assets of the Company or any Subsidiary of the Company, other than Permitted Liens with respect to Taxes.
(j)          Neither the Company nor any Subsidiary of the Company has engaged in a “reportable transaction” as set forth in Treasury Regulation Section 1.6011-4(b).

(k)          Neither the Company nor any Subsidiary of the Company (i) is a party to any “closing agreements” described in Section 7121 of the Code (or any comparable provision of state, local or foreign Tax Law) or (ii) has requested or received any Tax ruling, in either case that would have continuing effect after the Closing Date.
(l)          All Tax deficiencies or assessments asserted or made by a Governmental Entity against the Company or any Subsidiary of the Company, as a result of any examination of the Tax Returns of the Company or any Subsidiary of the Company, have been paid or fully settled.
(m)          The Company and each Subsidiary of the Company are and have at all times been resident only in the jurisdiction in which they have been formed or incorporated for all Tax purposes. None of the Company or any Subsidiary of the Company has any branch, agency, or permanent establishment in any jurisdiction other than the jurisdiction in which it has been formed or incorporated.
(n)          None of the Company or any Subsidiary of the Company (i) is a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law); (ii) is a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign Law); or (iii) is a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.
(o)          Neither the Company nor any Subsidiary of the Company shall be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (B) intercompany transactions or any excess loss account described in Treasury regulations issued under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) occurring or in existence on or prior to the Closing Date; (C) installment sale or open transaction disposition made on or prior to the Closing Date; or (D) prepaid amount received on or prior to the Closing Date.
(p)          Neither the Company nor any Subsidiary of the Company is a member of or party to any partnership, limited liability company, joint venture or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.
(q)          No Subsidiary of the Company has made an entity classification  election on IRS Form 8832 and under Section 7701 of the Code to change its default classification for U.S. federal income Tax purposes.

(r)          All Contracts among the Company and the Subsidiaries of the Company have been and are at arm’s length, and the Company and the Subsidiaries of the Company have complied with all applicable transfer pricing Laws.
3.9          Owned and Leased Real Properties.
(a)          Section 3.9(a) of the Company Disclosure Schedule sets forth all Owned Real Property.  The Company has good and marketable fee simple title to each parcel of Owned Real Property.  To the Company’s Knowledge, the Company has not received written notice of any pending, threatened or proposed condemnation Proceeding with respect to any of the Owned Real Property. The Company has not leased, licensed, contracted to sell, or otherwise granted to any Person the right to use, occupy or acquire any portion of any parcel of Owned Real Property, which remains in effect, and the Company has not received written notice, and has no Company Knowledge, of any claim of any Person to the contrary.
(b)          Section 3.9(b) of the Company Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of all Company Leases and the location of the applicable premises.  None of the Company, any of its Subsidiaries or, to the Company’s Knowledge, any other party to any Company Lease is in material default under any of the Company Leases.  Neither the Company nor any of its Subsidiaries leases or subleases any real property to any Person.  The Company has a good and valid leasehold or sub-leasehold interest or, with respect to Real Property located in Malta, title of emphyteusis in each parcel of Leased Real Property as to which it is a tenant or sub-tenant or holds title by emphyteusis under a Company Lease. The Company has not received notice of any proposed or pending condemnation Proceeding with respect to any Leased Real Property. As of the date of this Agreement the Company has not exercised or given any written notice of exercise of, nor has any lessor or landlord exercised or given any written notice of exercise by such party of, any option, right of first offer or right of first refusal contained in any such Company Lease (which in the case of notices from the lessor or sublessor, have been accepted by the Company) in each case relating to rights or obligations not yet received or performed as of the Closing Date. The rental set forth in each Company Lease is the actual rental being paid as of the date of this Agreement. No material rental amounts have been (i) set off or withheld or (ii) commuted, waived or paid in advance of the due date for payment and there are no separate agreements or understandings with respect to the same.
(c)          None of the Company’s or its Subsidiaries’ Owned Real Property is subject to any Lien other than Permitted Liens.
(d)          Neither the Company nor any Subsidiary occupies any real property material to the business of the Company and the Subsidiaries other than (i) the Owned Real Property and (ii) the Leased Real Property.
(e)          The Company and its Subsidiaries are in peaceful and undisturbed possession of the Real Property. There are no Contracts outstanding for the sale, exchange,

encumbrance, lease or transfer of any of the Real Property, or any portion thereof, by the Company.
(f)          To the Company’s Knowledge, use of the Real Property for the primary purposes for which it is currently being used is permitted under applicable urbanization, zoning and other land use Laws.  To the Company’s Knowledge, all buildings, structures, fixtures and other improvements included in the Real Property (collectively, the “Improvements”) are in material compliance with all applicable Laws, including those pertaining to health and safety, zoning, building and construction requirements and the disabled. No part of any Improvement located on the Owned Real Property encroaches on any real property not included in the Owned Real Property, and there are no buildings, structures, fixtures or other improvements primarily situated on adjoining property which encroach on any part of the Owned Real Property.
(g)          The Improvements are structurally sound and generally are in good operating condition and repair (ordinary wear and tear excepted).
3.10          Intellectual Property.
(a)          The Company and its Subsidiaries own all right, title and interest in and to, have a license or sublicense, or otherwise possess the right to use all Intellectual Property necessary to conduct the business of the Company and its Subsidiaries as currently conducted and material to the business of the Company and its Subsidiaries, taken as a whole, free and clear of all Liens (other than Permitted Liens).  The Company and each of its Subsidiaries have taken commercially reasonable steps necessary to maintain, protect and preserve all of the Company Intellectual Property and their rights to use all Third-Party Intellectual Property, including all trade secrets and confidential information comprising a part of the Company Intellectual Property or the Third-Party Intellectual Property licensed to the Company or any of its Subsidiaries.
(b)          The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger shall not result in the breach of, or create on behalf of any other Person the right to terminate or modify, any of the Company’s or its Subsidiaries’ rights in (i) any Company Intellectual Property or (ii) any Third-Party Intellectual Property.  Section 3.10(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all (A) Patent Rights, (B) registered Trademarks, (C) applications for registered Trademarks, (D) registered copyrights, (E) applications for registered copyrights, and (F) internet domain name registrations, in each case, that are owned by the Company or one of its Subsidiaries. The Company or one of its Subsidiaries is the sole and exclusive owner of all of the Intellectual Property set forth in Section 3.10(b) of the Company Disclosure Schedule and, to the Company’s Knowledge, each such item of Intellectual Property is valid, subsisting and enforceable.
(c)          To the Company’s Knowledge, no other Person is infringing, violating or misappropriating any of the Company Intellectual Property, except for infringements, violations or misappropriations that, individually or in the aggregate, would not reasonably be expected to have a material and adverse effect on the business of the Company and its Subsidiaries, taken as a whole.  The Company and each of its Subsidiaries have taken commercially reasonable steps necessary to protect, preserve and maintain in confidence all trade secrets and confidential information comprising a part of the Company Intellectual Property or the Third-Party Intellectual Property licensed to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has permitted any Company Intellectual Property to enter into the public domain. All Persons who have received trade secrets or other confidential information of the Company or any of its Subsidiaries have entered into written confidentiality agreements with the Company or its applicable Subsidiary to protect the secret or confidential status of such information, and, to the Company’s Knowledge, no Person has defaulted under or breached any term of any such agreement in any material respect. The Company and each of its Subsidiaries have taken commercially reasonable steps to comply with all its duties to protect the confidentiality of information provided to the Company or such Subsidiary, as applicable, by any other Person comprising a part of the Third-Party Intellectual Property licensed to the Company or any of its Subsidiaries.
(d)          None of the activities or business conducted by the Company or any of its Subsidiaries since January 1, 2012, has infringed, violated or constituted a misappropriation of any Intellectual Property rights of any Person, except for such infringements, violations and misappropriations that, individually or in the aggregate, would not reasonably be expected to have a material and adverse effect on the business of the Company and its Subsidiaries, taken as a whole.  There is no claim or Proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries alleging that the operation of the business of the Company or any of its Subsidiaries has infringed or violated, or constituted a misappropriation of, any Intellectual Property rights of any Person.  Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written claim or notice alleging any such material infringement, violation or misappropriation (including any requests for indemnification or unsolicited demand or request from a third party that the Company or any of its Subsidiaries license any Intellectual Property).
(e)          Since January 1, 2012, to the Company’s Knowledge, there have been no unauthorized intrusions or other adverse events affecting any Computer Systems controlled by the Company or one of its Subsidiaries that have caused any (i) breach or unauthorized access by any Person of confidential information or personally identifiable information, or (ii) substantial disruption of or interruption in or to the use of such Computer Systems except where such disruption or interruption would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company or any of its Subsidiaries, taken as a whole.
(f)          Each employee of, and each individual who is a consultant or contractor to, the Company or any of its Subsidiaries who has conceived of or reduced to practice patentable inventions, or has prepared works of authorship, that are material to the business of the Company or any of its Subsidiaries, on behalf of the Company or its Subsidiary during such individual’s employment by or consulting or contracting relationship with the Company or any of its Subsidiaries, (i) is, or was as of the relevant time, an employee of the Company or its Subsidiary and a party to an agreement pursuant to which the employee assigns all rights, title and interest in any inventions and the Intellectual Property therein and waiving all moral rights therein to the extent legally permissible, or (ii) is a contractor who has executed a written agreement assigning to the Company or any of its Subsidiaries all right, title and interest in such invention or work of authorship and the Intellectual Property therein and waiving all moral rights therein to the extent legally permissible.
3.11          Contracts.
(a)          Section 3.11(a) of the Company Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of the following Contracts to which the Company or any of its Subsidiaries is a party and under which the Company or any of its Subsidiaries has any remaining rights or obligations:
(i)          any material license, sublicense or other Contract (1) relating to any Company Intellectual Property or (2) pursuant to which the Company or any of its Subsidiaries is granted a license under, or granted an option to obtain a license under, any Third-Party Intellectual Property;
(ii)          any Contract (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments the remaining balance of which is in excess of $250,000, other than agreements that can be terminated by the Company (or the Company’s Subsidiary party thereto) on 60 or fewer calendar days’ notice without payment by the Company (or such Subsidiary) of any material penalty;
(iii)          any Contract (or group of related agreements) for the purchase of products or services under which the undelivered balance of such products or services is in excess of $250,000, other than agreements that can be terminated by the Company (or the Company’s Subsidiary party thereto) on 60 or fewer calendar days’ notice without payment by the Company (or such Subsidiary) of any material penalty;
(iv)          any Contract providing for the establishment or operation of a partnership, joint venture or limited liability company;
(v)          any Contract containing covenants of the Company or any of its Subsidiaries that prohibit the Company or any of its Subsidiaries from competing in any line of business or geographic area;
(vi)          any Contract (or group of related agreements) under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness involving more than $250,000;

(vii)          any Contract for the disposition of any significant portion of the assets of the Company or any of its Subsidiaries (other than in the ordinary course of business);
(viii)          any Contract for the acquisition of any material assets (outside the ordinary course of business), operating business or the capital stock or other ownership interest of any other Person;
(ix)          any collective bargaining agreement or any other Contract with a labor or trade union, employee association, works council, or other employee representative;
(x)          any employment or consulting Contract for the employment of, or receipt of any services from, any director of the Company or its Subsidiaries, or any officer or employee of the Company or its Subsidiaries or any other Person on a full-time, part-time, consulting or other basis providing annual compensation in excess of $250,000;
(xi)          any Contract that provides for severance, termination, change in control, gross-up, notice or similar pay to any of the current or former directors, officers, employees or consultants or other independent contractors of the Company or its Subsidiaries;
(xii)          any Contract that licenses any Person to manufacture or reproduce any of the Company or its Subsidiaries products or services or any Contract to sell or distribute any of the products or services of the Company or any of its Subsidiaries;
(xiii)          any Contract that grants any exclusive rights to make, sell or distribute any products of the Company or any of its Subsidiaries or otherwise prohibits or limits the right of the Company or any of its Subsidiaries to make, sell or distribute any products or services;
(xiv)          any Contract that (A) contains most favored customer or supplier/vendor pricing provisions (other than agreements entered into in the ordinary course of business) or (B) grants any rights of first refusal, rights of first negotiations or similar rights to any Person;
(xv)          any Contract that is a settlement agreement with respect to any pending, threatened or asserted Proceeding entered into within three years prior to the date of this Agreement, other than (A) releases immaterial in nature or amount entered into with former employees, independent contractors of the Company or any of its Subsidiaries in the ordinary course of business in connection with routine cessation of such employee’s employment or independent contractor’s or consultant’s Contract with or retention by the Company or any of its Subsidiaries or (B) settlement agreements for cash only (which has been paid) and does not exceed $250,000 as to such settlement;
(xvi)          any Contract that was entered into other than in the ordinary course of business and that involves an amount or value in excess of $100,000;

(xvii)          any Contract that requires the Company or any of its Subsidiaries to maintain a specified quantity of safety stock of any item of Inventory;
(xviii)          any Company Lease;
(xix)          any Contract that is otherwise material to the business, properties, assets or Liabilities of the Company or any of its Subsidiaries or under which the consequences of a default or termination could have a Material Adverse Effect;
(xx)          any Government Contract; or
(xxi)          any irrevocable offer or tender which if accepted would otherwise be required to be disclosed pursuant to Section 3.11(a)(i) through (xx) (“Irrevocable Tenders”).
(b)          The Company has made available to the Buyer a complete and accurate copy of each Company Material Contract in effect as of the date of this Agreement.  Except with respect to Irrevocable Tenders, each Company Material Contract is in full force and effect with respect to the Company or the Subsidiary that is a party thereto and, to the Company’s Knowledge, with respect to each other party thereto. Except with respect to Irrevocable Tenders, each Company Material Contract is legal, valid, binding and enforceable in accordance with its terms.  Except with respect to Irrevocable Tenders, neither the Company nor the Subsidiary party thereto nor, to the Company’s Knowledge, any other party to any Company Material Contract is in material violation of or in material default under any Company Material Contract.  No consent, novation or approval from a Governmental Entity is needed for any Company Material Contract to remain in effect following consummation of the transaction contemplated by this Agreement.
3.12          Litigation. There is no, and at no time since January 1, 2012 has there been, any material Proceeding pending against the Company or any of its Subsidiaries of which the Company has received written notice and (b) to the Company’s Knowledge, no such Proceeding has been threatened in writing against the Company or any of its Subsidiaries. There are no, and since January 1, 2012 there have not been any, material Orders outstanding against the Company or any of its Subsidiaries. Since January 1, 2012, neither the Company nor any of its Subsidiaries have entered into any settlement, admitted to Liability, consented to the entry of any judgment or otherwise resolved any pending or threatened Proceeding involving (a) the payment by the Company or any of its Subsidiaries of $250,000 or more in monetary damages or other costs or expenses (other than the fees and expenses of counsel for the Company and any of its Subsidiaries in connection with such Proceeding), or (b) any equitable or injunctive remedy applicable to the Company or any of its Subsidiaries.
3.13          Environmental Matters.
(a)          The Company and its Subsidiaries are and since January 1, 2012 have been in material compliance with all Environmental Laws, including the obligation to obtain and maintain all Company Permits that are required pursuant to Environmental Laws for the occupation of the real property owned, operated, or used by the Company or its Subsidiaries and the conduct of the business of the Company and its Subsidiaries.
(b)          Neither the Company nor any of its Subsidiaries have received any written notice alleging that the Company or any of its Subsidiaries is in violation with respect to any applicable Environmental Laws.  There are no pending, or to the Company’s Knowledge, threatened claims, Orders, or investigations arising under or pursuant to Environmental Law with respect to the Company or any of its Subsidiaries or any real properties currently or formerly owned or operated by the Company or any of its Subsidiaries.
(c)          The properties owned or operated by the Company and its Subsidiaries (including soils, sediments, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances in an amount or concentration that would reasonably be expected to give rise to any material Liability or an obligation to act or disclose that condition under any Environmental Law.  No landfill, disposal area, underground storage tank, monitoring well or drinking water well is present at the real properties owned or operated by the Company or its Subsidiaries in connection with the conduct of the business of the Company and its Subsidiaries or, to the Company’s Knowledge, the acts or omissions of any third parties.
(d)          Neither the Company nor any of its Subsidiaries have received a written notice that the Company or any Subsidiary is subject to any Liability under applicable Environmental Law. Neither the Company nor any of its Subsidiaries has disposed of, transported, handled, generated, arranged for, or permitted the disposal of, exposed any Person to, or Released any Hazardous Substance into the environment or owned or operated any real property or facility in a manner that has given rise to or could reasonably be expected to give rise to any material Liability or obligation under any Environmental Law.
(e)          Neither the Company nor any of its Subsidiaries is named as a party to any Order by any Governmental Entity addressing Liability under any Environmental Law.
(f)          The Company has delivered or made available to the Buyer copies of all environmental reports, investigations, assessments, and data possessed by the Company or any of its Subsidiaries that were obtained or conducted by or on behalf of the Company or any of its Subsidiaries since January 1, 2012 that pertain to the conduct of the business of the Company and its Subsidiaries or the environmental condition of the properties and facilities currently or previously owned, leased, operated, controlled or used by the Company or any of its Subsidiaries.
3.14          Employee Benefit Plans.
(a)          Section 3.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all Company Employee Plans.

(b)          With respect to each Company Employee Plan in effect on the date of this Agreement, the Company has made available to the Buyer a complete and accurate copy of (i) such Company Employee Plan, (ii) the three (3) most recent annual reports (Form 5500) filed with the IRS, if any, including all schedules thereto, financial statements and the opinions of independent accountants, (iii) each trust agreement, group annuity contract, insurance policy and summary plan description as in effect on the date of this Agreement, if any, relating to such Company Employee Plan, and (iv) with respect to any Company Employee Plan that meets or purports to meet the requirements of Section 401(a) of the Code, the most recent determination letter or opinion letter issued by the Internal Revenue Service for each such Company Employee Plan.
(c)          Each Company Employee Plan is being administered in all material respects in accordance with (i) ERISA, (ii) the Code, (iii) all other applicable Laws and (iv) its terms.  No transaction prohibited by ERISA Section 406 or a “prohibited transaction” under Code Section 4975(c) has occurred with respect to any Company Employee Plan that would reasonably be expected to result in material Liability to the Company.  Other than routine claims for benefits submitted by participants or beneficiaries, no claim against, or Proceeding involving, any Company Employee Plan is pending or to the Company’s Knowledge is threatened.
(d)          Each Company Employee Plan subject to Section 409A of the Code is and has been in compliance with Section 409A of the Code in both form and operation.  All Company Options and stock appreciation rights granted by the Company or any of its Subsidiaries were granted using an exercise price of not less than the fair market value of the underlying shares on the date of grant as determined in accordance with applicable guidance under Section 409A of the Code.  The treatment of Company Options and Other Company Equity Awards described in Section 2.5 of this Agreement is permitted by, and in compliance with, the terms of the plan or agreement under which such Company Options and Other Company Equity Awards were granted without the consent of any party.  Other than the Company Options and Other Company Equity Awards, there are no outstanding equity or equity-based awards.
(e)          With respect to each Company Employee Plan, there are no material benefit obligations for which timely contributions have not been made or, to the extent required by GAAP, properly accrued.  All benefit obligations under any Company Employee Plan which provide pension benefits to employees employed in Sweden are fully insured.
(f)          Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS to the effect that such Company Employee Plan is qualified and the plans and trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, or is based on prototype or volume submitter documents that have received such letter, or the period for obtaining such letter is still open, and as of the date of this Agreement (i) no such determination or opinion letter has been revoked and revocation has not been threatened and (ii) no event has occurred or circumstance exists that could reasonably be expected to give rise to disqualification or loss of Tax-exempt status of any such Company Employee Plan or related trust.  Each other Company Employee Plan that is intended to qualify for Tax-preferential treatment under applicable law so qualifies and has received, where required, approval from the applicable Governmental Entity that it is so qualified and no event has occurred or circumstance exists that may give rise to disqualification or loss of Tax-preferential treatment.
(g)          Neither the Company nor any of its ERISA Affiliates has within the past six (6) years (i) maintained a Company Employee Plan that was subject to Section 412 of the Code or Title IV of ERISA or (ii) obligated to contribute to a “multiemployer plan” (as described in Section 4001(a)(3) or Section 3(37) of ERISA).  Neither the Company nor any of its Subsidiaries has any material Liability under (i) Title IV of ERISA, (ii) Sections 412 or 430 of the Code or Section 302 of ERISA, or (iii) Section 4971 of the Code. No amendment has been made, or is reasonably expected to be made, to any Company Employee Plan that has required or could require the provision of security under Section 307 of ERISA or Section 401(a)(29) of the Code. The Company and its Subsidiaries have paid all amounts due to the Pension Benefit Guaranty Corporation pursuant to Section 4007 of ERISA.  Neither the Company nor any of its Subsidiaries has filed a notice of intent to terminate any Company Employee Plan that is subject to Title IV of ERISA or has adopted any amendment to treat any such Company Employee Plan as terminated. The US Pension Benefit Guaranty Corporation has not instituted Proceedings to treat any Company Employee Plan as terminated.  To the Company’s Knowledge, no event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Company Employee Plan.  No Company Employee Plan which provides benefits primarily to employees employed outside the United States is a defined benefit pension plan or final salary plan or provides any death, disability or retirement benefits calculated by reference to age, salary or length of service.
(h)          None of the Company Employee Plans promises or provides post-termination medical or other post-termination welfare benefits to any person, except as required by (i) applicable Law, (ii) contractually required subsidies for COBRA coverage during severance or (iii) the terms of any plan qualified under Section 401(a) of the Code.  Neither the Company nor any of its Subsidiaries has any material Liability for any Taxes under Code Section 4980B or 4980H of the Code.
(i)          Neither the Company nor any of its Subsidiaries is a party to any material agreement with any director, executive officer or other key employee of the Company or any of its Subsidiaries the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving the Company of the nature of any of the transactions contemplated by this Agreement or providing material severance benefits or other material benefits after the termination of employment of such director, executive officer or employee.  Neither the Company nor any of its Subsidiaries has made or has become obligated to make, and none of the Company or any of its Subsidiaries shall as a result of the consummation of the transactions contemplated by this Agreement become obligated to make, any payments that shall be nondeductible by reason of Section 280G of the Code (without regard to subsection (b)(4)

thereof) or any corresponding provision of foreign, state or local Law, or that would be subject to an excise Tax under Section 4999 of the Code.
(j)          Neither the Company nor any of its Subsidiaries has any agreement to “gross up” or otherwise compensate any individual because of the imposition of any Tax on any compensatory payment to such individual.
3.15          Compliance With Laws.
(a)          Since January 1, 2012, the Company and its Subsidiaries have been in compliance in all material respects with and are not in violation of, and, between January 1, 2012 and the date of this Agreement, the Company and its Subsidiaries have not received any written notice or, to the Company’s Knowledge, unwritten notice alleging any violation with respect to, any applicable Law.
(b)          To the Company’s Knowledge, there is no Proceeding involving the Company or any of its Subsidiaries by, or any written notice, Order, complaint or communication containing any allegations that are valid from, any Governmental Entity or any other Person with respect to a violation or potential violation of any applicable Laws, that is now pending or has been asserted or threatened with respect to the Company or any of its Subsidiaries.
(c)          Since January 1, 2012, the Company and its Affiliates (i) have not conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Entity with respect to any alleged or suspected illegal act or omission arising under; (ii) have not been charged with, or convicted of, a felony or civil wrongdoing under; and (iii) have not been assessed administrative, civil or criminal penalties under, any applicable Laws.
(d)          All transactions of the Company and its Subsidiaries have been properly and accurately recorded in all material respects on the books and records of the Company and its Subsidiaries and reflect the transactions and assets of the business.
3.16          Permits. The Company and its Subsidiaries have all Company Permits and, as of the date of this Agreement, all such Company Permits are in full force and effect.  The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.  Between January 1, 2012 and the date of this Agreement, the Company has not received any written notice or other written communication from any Governmental Entity regarding (a) any material violation of any Company Permit or any failure to comply in a material respect with any term or requirement of any Company Permit or (b) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Permit.

3.17          Books and Records. The books of account, Tax records, minute books, stock record books and other records of the Company and each of its Subsidiaries are accurate and complete in all material respects and have been maintained in accordance with sound business practices.  The minute books of the Company and each of its Subsidiaries in all material respects contain accurate and complete records of all meetings held of, and corporate action taken by, the Company or its respective Subsidiary’s shareholders, directors and directors’ committees, and no such meeting has been held for which minutes have not been prepared and are not contained in such minute books.  At the time of the Closing, all of such books and records shall be in the possession of the Company or its respective Subsidiary.  The Company has made available to the Buyer copies of the books of account, minute books, stock record books and other records of Company and each of its Subsidiaries since January 1, 2012.
3.18          Insurance. Section 3.18 of the Company Disclosure Schedule sets forth a complete and accurate list of insurance policies maintained by the Company and its Subsidiaries or under which the Company or any of its Subsidiaries has been the beneficiary of coverage at any time since January 1, 2012, (collectively, the “Insurance Policies”).  The Company and its Subsidiaries maintain the Insurance Policies. Each Insurance Policy is in full force and effect.  The Company and its Subsidiaries have paid when due all premiums due and payable under all such Insurance Policies and the Company and its Subsidiaries have complied in all material respects with the provisions of each material Insurance Policy under which it is the insured party. No insurer under any material Insurance Policy has provided written notice to the Company or any of its Subsidiaries that it has cancelled, generally disclaimed liability under or reduced coverage with respect to any such Insurance Policy or indicated in writing any intent to do so or not to renew any such policy. The Company has made available to Buyer true, accurate and complete copies of all such Insurance Policies, in each case, as amended or otherwise modified and in effect. There is no claim pending under any Insurance Policies as to which, to the Company’s Knowledge, coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies other than customary reservation of rights provisions.
3.19          Government Contracts.
(a)          Since January 1, 2012, none of the Company or its Subsidiaries has been subject to any circumstance that would require an affirmative response to any matter described in Federal Acquisition Regulation 52.209-5.
(b)          Since January 1, 2012, the Company and its Subsidiaries have been and are in compliance in all material respects with applicable Laws that apply to Government Contracts and Bids.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company, any of its Subsidiaries or, to the Company’s Knowledge, any of their respective directors, managers or officers with respect to a violation or alleged violation of a contractual obligation or any applicable Law relating to any Government Contract or Bid, including under the US False Claims Act or the US Procurement Integrity Act.

(c)          Each Government Contract (i) was legally awarded on the basis of actions taken by (A) the Company and its Subsidiaries, and (B) to the Knowledge of the Company, the counterparties thereto and (ii) unless expired prior to the effective date of this Agreement, is binding on the parties thereto and is in full force and effect.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, there are no pending or, to the Company’s Knowledge, threatened post-award audits by any applicable Contracting Officer, except as such audits may be conducted in the ordinary course of administration of a Government Contract.  Since January 1, 2012, the Company has not received any audit report from the US Defense Contract Audit Agency, or similar Governmental Entity, related to a Government Contract or Bid, and none of the Company or any of its Subsidiaries has conducted an internal investigation in connection with which any of them has made any disclosure to any Governmental Entity or other customer that concluded that a material violation of a contractual obligation or material violation of any applicable Law occurred, with respect to any Government Contract or Bid, or failed to make any disclosure without which the Company or any of its Subsidiaries would be subject to suspension or debarment pursuant to any US Federal Acquisition Regulation (or, in the case of Government Contracts and Bids governed by Laws other than the state or federal Laws of the United States, the functional equivalent thereof, if any).  No termination notice, cure notice or show-cause notice is in effect with respect to any Government Contract.  No cost incurred by the Company or any of its Subsidiaries pertaining to a Government Contract is the subject of an audit (other than routine inquiries) or has been disallowed by a Governmental Entity, or, to the Company’s Knowledge, is under investigation.  No payment due to the Company or any of its Subsidiaries under a Government Contract has been withheld or set off.
(d)          Since January 1, 2012, to the Company’s Knowledge, all representations, certifications and statements executed, acknowledged or submitted by or on behalf of any of the Company and its Subsidiaries to a Governmental Entity with respect to any Government Contract or Bid (or a change or modification thereto) were true, complete and correct, and, as applicable, updated, except as could not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries.
(e)          From January 1, 2012 to the date of this Agreement, except as could not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, none of the Company or its Subsidiaries has any material pending claims (as the term claim is defined in US Federal Acquisition Regulation 2.101) or requests for equitable adjustment with respect to any Government Contract or Bid.
(f)          From January 1, 2012 to the date of this Agreement, except as could not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, none of the Company or its Subsidiaries has received written notice from any applicable Contracting Officer with respect to any Government Contract or Bid of (i) any request by any Governmental Entity for a contract price adjustment for an alleged violation of the US Truth in Negotiations Act of 1962 (or, in the case of Government Contracts and Bids governed by Laws other than the state or federal Laws of the United States, the functional equivalent thereof, if any), or (ii) any assertion that the Company or any of its Subsidiaries claimed unallowable costs.
(g)          Since January 1, 2012, all test and inspection results that the Company or any of its Subsidiaries have provided in satisfaction of deliverables requirements pursuant to any Government Contract were complete and correct as of the date so provided.
(h)          Since January 1, 2012, neither the Company nor any of its Subsidiaries have received any government-furnished property or equipment in connection with any Government Contract.
(i)          Each unexpired Government Contract is awarded or novated in the name of the Company or one of its Subsidiaries, not in default, and enforceable as to the Company or its applicable Subsidiary party thereto in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) Laws governing specific performance, injunctive relief and other equitable remedies.  Neither the Company nor any of its Subsidiaries have assigned or purported to assign any of the Government Contracts or proceeds therefrom.
(j)          Since January 1, 2012, the Company and its Subsidiaries have complied and are in compliance in all material respects with all requirements of Government Contracts to which the Company or any of its Subsidiaries is a party relating to, and any Law relating to, the safeguarding of, and access to, U.S. government information (or, in the case of Government Contracts governed by Laws other than the state or federal Laws of the United States, the functional equivalent thereof, if any).
(k)          Since January 1, 2012, the Company and each of its Subsidiaries have complied in all material respects with all requirements related to sensitive security information.  The Company, its Subsidiaries, and the employees of the Company currently possess and, since January 1, 2012, have possessed Governmental Entity access authorizations as may be necessary to perform the Government Contracts (or, in the case of Government Contracts governed by Laws other than the state or federal Laws of the United States, the functional equivalents thereof, if any).  There has been no audit by a Governmental Entity relating to the Company’s or any of its Subsidiaries’ compliance with the requirements of the Government Contracts or any security plan that is a part of any of the Government Contracts that resulted in material adverse findings against the Company.
(l)          The Company has and, since January 1, 2012, has had no Government Contracts that are classified and no Government Contracts for which Company employees require access to classified information or classified facilities.
(m)          Neither the Company nor any of its Subsidiaries is subject to any organizational conflict of interest mitigation measure that restricts the Company’s or such

Subsidiary’s eligibility for future Government Contracts. To the Company’s Knowledge, no past award of a Government Contract to the Company shall limit its eligibility to be awarded future Government Contracts based on considerations regarding organizational conflicts of interest.
3.20          Customers and Suppliers. Section 3.20 of the Company Disclosure Schedule sets forth (a) the name of each Person that was among the (i) top ten (10) customers and (ii) top ten (10) suppliers of the Company and its Subsidiaries (based on aggregate gross revenues and sales, as the case may be) during the period commencing on January 1, 2016 and concluding on September 30, 2017 (collectively, the “Material Customers and Suppliers”); and (b) the amount of consideration paid by or to each Material Customer and Supplier during such time period. No Material Customer or Supplier of the Company or any of its Subsidiaries has (i) terminated any Company Material Contract prior to the expiration of such Company Material Contract, (ii) notified the Company or any of its Subsidiaries in writing of its intention to (A) terminate any Company Material Contract prior to the expiration of such Company Material Contract or (B) seek to alter any payment terms, or (iii) indicated that it shall stop or materially decrease the rate of its transactions, or otherwise materially change its business relationship, with the Company or any of its Subsidiaries. To the Company’s Knowledge, no such material customer or supplier has otherwise threatened in writing to take any actions described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement.
3.21          Malta Construction.
(a)          Other than the consents from Malta Enterprise, Malta Industrial Parks Limited and Bank of Valletta plc, no consent, novation or approval from a Governmental Entity is needed for any Malta Debt Agreement or the Malta Lease Agreement or any Company Material Contract related to the Malta Improvements to remain in effect following consummation of the transaction contemplated by this Agreement.
(b)          To the Knowledge of the Company, no Proceeding has occurred or exists which is or reasonably could be expected to be a basis for a determination that the Malta State Aid is in violation of the State Aid Rules.
3.22          Brokers. Except for the fees payable to Goldman Sachs (which to the extent unpaid at Closing shall be deemed Company Transaction Expenses or paid solely pursuant to Section 2.10), no agent, broker, investment banker, financial advisor or other Person is or shall be entitled, as a result of any action, agreement or commitment of the Company or any of its Subsidiaries, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.
3.23          Labor and Employment.
(a)          The Company has delivered and otherwise made available to the Buyer a schedule which sets forth a true and complete list of all employees and workers of the Company and its Subsidiaries (other than those engaged through a third party), including for each such individual: the position, base compensation payable, variable compensation pay opportunity (including commissions and bonuses, if any), date of engagement or hire, location (including city, state, and country), worker status (independent contractor or employee), employee status (active or on leave, if applicable), job classification (exempt or non-exempt, if applicable), fringe benefit entitlements (other than those applicable to all employees), and, for each employee working in the United States who is not a citizen or permanent resident of the United States, such employee’s visa, work authorization, and/or green card status and the date such work authorization is scheduled to expire.
(b)          No employees of the Company or any of its Subsidiaries are represented by any labor or trade union, works council, employee association or other employee representative.  Neither the Company nor any of its Subsidiaries is a party to, or otherwise subject to or bound by, any collective bargaining agreement or other agreement with a labor or trade union, works council, employee association or other employee representative. There is no union, employee representative or other labor organization, which, pursuant to agreement or applicable Law, must be notified, consulted or with which negotiations need to be conducted in connection with the Merger.  Between January 1, 2012 and the date of this Agreement, there have been no strikes, lockouts, slow-downs, work stoppages, picketing, or any other manner of collective labor unrest among the employees of the Company or its Subsidiaries and, during that time, to the Company’s Knowledge, no such actions have been threatened.  As of the date of this Agreement, there is no unfair labor practice complaint pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries.  To the Company’s Knowledge, as of the date of this Agreement there is no organizational effort presently being made or threatened by or on behalf of any labor or trade union, works council, employee association or current or former Company employee with respect to the Company’s employees and no petition has been filed or Proceedings instituted by, any employee or group of employees of the Company or any of its Subsidiaries with any labor relations board seeking recognition of a bargaining representative.
(c)          Between January 1, 2012 and the date of this Agreement, there has been no complaint or charge filed, nor, to the Company’s Knowledge, any complaint or charge threatened, against the Company or any of its Subsidiaries pending before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Entity.
(d)          In all countries where the Company’s and its Subsidiaries’ employees, contractors, consultants, and workers are located, the Company and its Subsidiaries are in compliance in all material respects with all applicable Laws, employment contracts, collective bargaining agreements, and their own policies respecting employment and employment practices, terms and conditions of employment, employee benefits and compensation, wages and hours (including overtime and minimum wage requirements), workplace safety, occupational health and safety, vacation pay, overtime pay, pay equity, employee termination (including notice and severance requirements), immigration and work authorization, employee privacy, family, medical and other leaves of absence, classification of employees, consultants and independent contractors (including to as exempt or non-exempt), workers’ compensation and assessments, unemployment insurance, equal employment opportunity, disability rights, affirmative action, human rights and nondiscrimination, nonharassment, and nonretaliation in employment, facility closing and changes in operations and the Company and its Subsidiaries have been in compliance in all material respects therewith since January 1, 2012.
(e)          All current employees are providing services to the Company or its Subsidiaries in the United States, Sweden or Malta.  The employment of all current U.S. employees is terminable “at will”. All current employees may be terminated without any penalty, notice or severance obligations on the part of the Company or its Subsidiaries above the statutory minimum payments required by applicable Law.
(f)          Since January 1, 2012, neither the Company nor its Subsidiaries have engaged in any facility closing or employee layoff activities that would trigger application of the Worker Adjustment and Retraining Notification Act of 1988, or any similar foreign, state or local Law (“WARN Act”).
3.24          Ethical Practices. Since January 1, 2012, none of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, agents or consultants, or any other Person, in each case while acting for, or on behalf of, the Company or any of its Subsidiaries, directly or indirectly:
(a)          has violated or is in violation of the US Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any other applicable anti-corruption/anti-bribery Law including those targeting commercial bribery (collectively, “Anti-Corruption Laws”);
(b)          has made, offered to make, promised to make or authorized the payment or giving of any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value (including meals or entertainment) to (i) any officer, employee or ceremonial office holder of any Governmental Entity, instrumentality thereof, legal entity controlled by a Governmental Entity or public international organization (such as the United Nations), (ii) any political party, (iii) any political candidate, or (iv) any royal family member that is prohibited under any Anti-Corruption Law or otherwise for the purpose of corruptly or improperly influencing any act or decision of such payee in his or her official capacity, inducing such payee to do or omit to do any act in violation of his or her lawful duty, securing any improper advantage or inducing such payee to use his or her influence with a Governmental Entity, instrumentality thereof, legal entity controlled by a Governmental Entity or public international organization to affect or influence any act or decision of such Governmental Entity, instrumentality thereof, legal entity controlled by a Governmental Entity or public international organization in each case in violation of an Anti-Corruption Law (any of the foregoing a “Prohibited Payment”);

(c)          has made, offered to make, promised to make or authorized the payment or giving of any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value (including meals or entertainment) to any Person with reason to know that all or part of such paid or transferred money or other thing of value would be the subject of a Prohibited Payment; or
(d)          has used funds or other assets, or made any promise or undertaking in such regard, for establishment or maintenance of a secret, unrecorded or improperly recorded fund.
3.25          International Trade Matters; Export Control and Import Laws.
(a)          None of the Company, any of its Subsidiaries or any director, officer, employee, agent or consultant of, or any other Person acting for, or on behalf of, the Company or any of its Subsidiaries is a Prohibited Person. “Prohibited Person” means (i) a Person who is on the List of Specially Designated Nationals and Blocked Persons or any other list of sanctioned persons administered by the US Department of the Treasury’s Office of Foreign Assets Control (“OFAC”); (ii) any other similar list of sanctioned persons administered by a Governmental Entity in any other jurisdiction; (iii) any legal entity that is 50%-or-more owned by one or more Persons identified in the foregoing clauses (i) or (ii); (iv) a segment of the government of Crimea, Cuba, Iran, North Korea, Sudan (as to Sudan, for business conducted before January 17, 2017) or Syria or any national or resident thereof; or (v) a Person acting or purporting to act, directly or indirectly, on behalf of, or a legal entity owned or controlled by, any of the Persons identified in any of the foregoing clauses (i), (ii), (iii) or (iv).
(b)          Neither the Company nor any of its Subsidiaries is a party to any Contract or bid with, and has not conducted business directly or indirectly with, any Prohibited Person.
(c)          Neither the Company nor any of its Subsidiaries is a party to any Contract or bid with, and has not conducted any business directly or indirectly in, with or involving, Crimea, Cuba, Iran, North Korea, Sudan or Syria.
(d)          None of the Company’s or its Subsidiaries’ products is on the US Munitions List.  Since January 1, 2012, none of the Company or any of its Subsidiaries has engaged or is engaging in activities that are subject to the ITAR, none of the Company or any of its Subsidiaries has designed, modified or customized any product or service to accommodate a military-related or defense-related application or end-use, regardless of whether any such design, modification or customization is, itself, military-related or defense-related activities.  None of the Company or its Subsidiaries holds or possesses any goods, software or technical information on the US Munitions List.
(e)          Section 3.25(e) of the Company Disclosure Schedule accurately identifies: (i) all products of the Company and its Subsidiaries and other items with which the Company or one of its Subsidiaries works other than “EAR99” within the meaning of the EAR; and (ii) for each item identified in clause (i), the classification of the item for export control purposes.  The

Company has made available, or otherwise delivered, to Buyer accurate and complete copies of all documents associated with activities identified in Section 3.25(e) of the Company Disclosure Schedule.
3.26          Customer Warranties; Inventory.
(a)          As of the date of this Agreement, there are no pending, or to the Company’s Knowledge, threatened, Proceedings under or pursuant to any warranty, whether expressed or implied, relating to the products or services of the Company or any of its Subsidiaries sold on or prior to the Closing Date that are not disclosed or referred to in the most recent Company Financial Statements and that are not fully reserved against in accordance with GAAP except as would not be materially adverse the business or operations of the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, to the Company’s Knowledge, all of the services rendered directly by the Company and its Subsidiaries have been performed in all material respects in conformity with all express warranties and with all applicable contractual commitments, and neither the Company nor any of its Subsidiaries has any Liability for replacement or repair or for other damages relating to or arising from any such services, except for amounts incurred in the ordinary course of business consistent with past practice which are not required by GAAP to be disclosed in the Company Financial Statements and has not had and would not reasonably be expected to have, individually or in aggregate, a Company Material Adverse Effect. Section 3.26(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each payment, performance and bid bond executed by the Company or its Subsidiaries which has not been terminated or expired as of the date of this Agreement. Since January 1, 2012, none of the Company or any of its Subsidiaries has received any written or oral request to perform on a payment, performance or bid bond.
(b)          Except with respect to Venezuela Contracts, all Inventories of the Company and its Subsidiaries are of a quality and quantity usable and, with respect to finished goods, salable in the ordinary course of business. Except with respect to Venezuela Contracts, none of the Inventories of the Company or any of its Subsidiaries is slow-moving, obsolete, damaged, defective or of below-standard quality, and all of which has been written off or written down to net realizable value on the Company Financial Statements, the Company Balance Sheet and the accounting records of the Company as of the Closing Date in accordance with the past custom and practice of the Company. Except with respect to Venezuela Contracts, the values at which such Inventories are carried reflect the inventory valuation policy of the Company, which is in accordance with GAAP. Except with respect to Venezuela Contracts, the quantities of each item of Inventory are not excessive, but are reasonable in the present circumstances of the business of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has any commitments to purchase Inventory other than in the ordinary course of business. All Inventories of the Company and its Subsidiaries are maintained at the facilities of the Company and its Subsidiaries set forth on Section 3.9(a) or Section 3.9(b) of the Company Disclosure Schedule and no Inventory is held on a consignment basis.

3.27          Title to Personal Properties. The Company and its Subsidiaries have good and marketable title to, or, in the case of property held under a lease or other contractual obligation, a valid leasehold interest in, or right to use, all of their tangible assets that are material to the Company and its Subsidiaries, taken as a whole. None of the Company’s or its Subsidiaries’ material tangible assets are subject to any Lien other than Permitted Liens.  All material items of machinery, equipment and other tangible assets of the Company and its Subsidiaries are adequate to be used for the purposes for which they are currently used in the manner they are currently used and are in good working order (ordinary wear and tear excepted).
3.28          Transactions with Affiliates. Neither the Company nor any of its Subsidiaries is indebted to any director, officer or employee of the Company or any of its Subsidiaries (except for amounts due as salaries and bonuses under employment agreements or employee benefit plans and amounts payable in reimbursement of ordinary expenses), and no such director, officer or employee is indebted to the Company or any of its Subsidiaries.  No Company Equityholder and no director or officer of the Company or any of its Subsidiaries has been involved in any Contract with the Company or material business arrangement with the Company or any of its Subsidiaries since January 1, 2012 (other than as a director, officer, employee or securityholder, as the case may be). No director or officer of the Company or any of its Subsidiaries or any of their respective Affiliates (a) owns any interest in (i) any material asset, tangible or intangible, that is used in the business of the Company or any of its Subsidiaries, (ii) any Person that has had business dealings or a material financial interest in any transaction with the Company or any of its Subsidiaries or (iii) any Person that is a supplier, customer or competitor of the Company except for securities having no more than 1% of the outstanding voting power of any such supplier, customer or competing business which are listed on any national securities exchange, or (b) serves as an officer, manager, director or employee of any Person that is a supplier, customer or competitor of the Company.
3.29          Guarantees. No Company or any of its Subsidiaries has any Liability in respect of a guarantee of the Indebtedness of any other Person other than a Subsidiary of the Company or the Company.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE
 TRANSITORY SUBSIDIARY
The Buyer and the Transitory Subsidiary represent and warrant to the Company that the statements contained in this Article IV are true and correct as of the date of this Agreement and as of the Closing.
4.1          Organization, Standing and Power. The Buyer is a Delaware corporation and the Transitory Subsidiary is a corporation in each case duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as conducted on the date of this Agreement, and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a Buyer Material Adverse Effect.
4.2          Authority; No Conflict; Required Filings and Consents.
(a)          Each of the Buyer and the Transitory Subsidiary has all requisite corporate power and authority to enter into this Agreement and, subject to the adoption of this Agreement by the Buyer as sole shareholder of the Transitory Subsidiary (which shall occur immediately after the execution and delivery of this Agreement), to consummate the transactions contemplated by this Agreement.  The board of directors of the Transitory Subsidiary has (i) deemed the Merger advisable and in the best interests of the Transitory Subsidiary and the Buyer, as the Transitory Subsidiary’s sole shareholder, (ii) approved this Agreement and the Merger in accordance with the MBCA upon the terms and subject to the conditions set forth herein and (iii) recommended the adoption of this Agreement by the Buyer, as the Transitory Subsidiary’s sole shareholder.  The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Buyer and the Transitory Subsidiary have been duly authorized by all necessary corporate action on the part of each of the Buyer and the Transitory Subsidiary, subject to the adoption of this Agreement by the Buyer as sole shareholder of the Transitory Subsidiary (which shall occur immediately after the execution and delivery of this Agreement).  This Agreement has been duly executed and delivered by each of the Buyer and the Transitory Subsidiary and constitutes the valid and binding obligation of each of the Buyer and the Transitory Subsidiary, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b)          The execution and delivery of this Agreement by each of the Buyer and the Transitory Subsidiary do not, and the consummation by the Buyer and the Transitory Subsidiary of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, the Organizational Documents of the Buyer or the Transitory Subsidiary, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on the Buyer’s or the Transitory Subsidiary’s assets under, any of the terms, conditions or provisions of any Contract to which the Buyer or the Transitory Subsidiary is a party or by which any of them or any of their properties or assets may be bound or (iii) subject to the adoption of this Agreement by the Buyer as sole shareholder of the Transitory Subsidiary (which shall occur immediately after the execution and delivery of this Agreement) and subject to compliance with the requirements specified in clauses (i) and (ii) of Section 4.2(c), conflict with or violate any Law applicable to the Buyer or the Transitory Subsidiary or any of its

or their respective properties or assets, except in the case of clauses (ii) and (iii) of this Section 4.2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect.
(c)          No consent, approval, license, permit, Order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Buyer common stock are listed for trading is required by or with respect to the Buyer or the Transitory Subsidiary in connection with the execution and delivery of this Agreement by the Buyer or the Transitory Subsidiary or the consummation by the Buyer or the Transitory Subsidiary of the transactions contemplated by this Agreement, except for (i) the pre‑merger notification requirements under the HSR Act and any applicable foreign Antitrust Laws and (ii) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business.
(d)          No vote of the holders of any class or series of the Buyer’s capital stock or other securities is necessary for the consummation by the Buyer of the transactions contemplated by this Agreement.
4.3          Litigation. There is no Proceeding pending or, to the knowledge of the Buyer or the Transitory Subsidiary, threatened, against the Buyer or the Transitory Subsidiary, and neither the Buyer nor the Transitory Subsidiary is subject to any outstanding Order of any Governmental Entity that, in either case, would, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.
4.4          Operations of the Transitory Subsidiary. The Transitory Subsidiary was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.
4.5          Financing.
(a)          The Buyer has delivered to the Company a complete and correct, as of the date hereof, copy of a fully executed commitment letter (the “Debt Commitment Letter”) from the financial institutions identified therein (collectively, the “Lender”), pursuant to which the Lender has committed to provide, upon the terms and subject to the conditions set forth therein debt financing in the amount set forth therein (such debt financing, any alternative financing or any notes or term loans issued in lieu thereof, in each case, obtained in accordance with this Agreement, the “Debt Financing”).

(b)          As of the date hereof, the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of each of the Buyer and, to the knowledge of the Buyer, each of the other parties thereto, enforceable against the Buyer, and to the knowledge of the Buyer, each of the other parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception.  As of the date hereof, the Debt Commitment Letter has not been amended, modified or terminated and no such amendment, modification or termination is contemplated by the Buyer.  Except for a fee letter relating to fees with respect to the Debt Financing (a redacted form of which has been provided to the Company) (the “Fee Letter”) and an engagement letter, there are no side letters or other agreements, contracts or written arrangements related to the funding or investing, as applicable, of the Debt Financing other than as expressly set forth in the Debt Commitment Letter delivered to the Company on or prior to the date of this Agreement.
(c)          As of the date of this Agreement, no event has occurred which, with or without due notice, lapse of time or both, would constitute a breach or default on the part of the Buyer under the Debt Commitment Letter.  All commitment fees required to be paid prior to the date hereof under the Debt Commitment Letter have been paid in full.
(d)          There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as set forth in or contemplated by the Debt Commitment Letter.  Assuming the representations and warranties set forth in Article III are true and correct, neither the Buyer nor the Transitory Subsidiary (i) is aware of any fact, occurrence or condition that would cause the commitments provided in any Commitment Letter to be terminated or ineffective or (ii) has any reason to believe that any of the conditions to the Debt Financing shall not be satisfied or the Debt Financing shall not be consummated, available, and accessible as contemplated by the Debt Commitment Letter.
(e)          The aggregate proceeds contemplated by the Debt Commitment Letter, together with (i) available or accessible cash and cash equivalents of the Buyer and its Subsidiaries and (ii) the principal amount of any undrawn commitments under a credit facility available to the Buyer or any of its Subsidiaries (the amounts referred to in clauses (i) and (ii), together, “Available Cash”), shall be in the aggregate sufficient to enable the payment in cash of all amounts required to be paid by the Buyer and the Transitory Subsidiary in connection with the transactions contemplated by this Agreement, including the Aggregate Consideration in accordance with Article II and all payments, fees and expenses related to or arising out of the transactions contemplated by this Agreement (collectively, the “Required Amount”).
(f)          Neither the obligations of the Buyer nor the obligations of the Transitory Subsidiary to consummate the transactions contemplated hereby are contingent on the ability to obtain any financing (including the Debt Financing).
4.6          Solvency. Immediately after giving effect to the transactions contemplated by this Agreement and the Debt Financing, the Buyer and the Surviving Corporation shall (a) be able to pay their respective debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent Liabilities) and (b) have adequate capital to carry on their respective businesses.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement and the Debt Financing with the intent to hinder, delay or defraud either present or future creditors of the Buyer or the Surviving Corporation.
4.7          Non-Reliance of Buyer. Buyer is entering into this Agreement and acquiring the Company Stock in connection with the Merger subject only to the specific representations and warranties set forth in Article III, as limited by the specifically bargained for survival periods set forth in Article IX.  Except for the specific representations and warranties expressly made by the Company in Article III, as limited by the specifically bargained for survival periods set forth in Article IX, (a) Buyer and Transitory Subsidiary represent and warrant that no Person is making or has made, and neither Buyer, Transitory Subsidiary, nor any of their shareholders, officers, managers, agents, representatives or employees are relying upon, any promise, representation or warranty, expressed or implied, at law or in equity, in respect of the Company or its Subsidiaries, or any of the Company’s or its Subsidiaries’ respective businesses, assets, Liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any Liabilities, the prospects of the business, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Company or its Subsidiaries furnished to Buyer or its representatives or made available to Buyer and its representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, related to, or in connection with, this Agreement or the transactions contemplated hereby, or in respect of any other matter or thing whatsoever, and (b) each of Buyer and Transitory Subsidiary specifically disclaims that it is relying upon, has relied upon, or was induced to enter into this Agreement based upon, (i) the implied authority of any shareholder, officer, manager, agent, representative or employee of the Company or any of its Subsidiaries to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the specifically bargained for survival periods set forth in Article IX, and the Company has specifically disclaimed any such authority of any Person, and (ii) any Person providing or not providing any information not specifically required pursuant to the terms of this Agreement and subject to the specifically bargained for survival period set forth in Article IX.
4.8          Brokers. No agent, broker, investment banker, financial advisor or other Person is or shall be entitled, as a result of any action, agreement or commitment of the Buyer or any of its Subsidiaries, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.
4.9          Foreign Persons; Persons Not Citizens of the United States. The Buyer is neither (a) a “foreign person” as that term is defined at 31 C.F.R. §800.216, nor (b) a corporation or other entity owned or controlled by persons not citizens of the United States.

ARTICLE V

 CONDUCT OF BUSINESS
5.1          Covenants of the Company.
(a)          Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the Company Disclosure Schedule, (iii) as required by applicable Law or any Contract in effect on the date of this Agreement and (iv) as consented to in writing by the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to (A) use commercially reasonable efforts to carry on its business in the ordinary course and (B) use commercially reasonable efforts to maintain and preserve its and each of its Subsidiaries’ business organization, assets and properties and business relationships with those having material business dealings with it.
(b)          Without limiting the generality of the foregoing Section 5.1(a), except as expressly contemplated by this Agreement or as consented to in writing by the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):
(i)          the Company shall not (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent), (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (C), for the acquisition of shares of Company Stock (1) from holders of Company Equity Awards in full or partial payment of the exercise price or withholding obligations payable by such holder upon the exercise or vesting thereof or (2) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of services to the Company or any of its Subsidiaries;
(ii)          the Company and its Subsidiaries shall not issue, deliver, sell, grant, pledge or otherwise dispose of, encumber or amend, terminate or waive any rights with respect to any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, including Company Equity Awards (other than the issuance of shares of Company Stock upon the conversion of Company Preferred Stock or pursuant to Company Equity Awards outstanding on the date of this Agreement);
(iii)          the Company and its Subsidiaries shall not amend its Organizational Documents;

(iv)          the Company and its Subsidiaries shall not (A) merge or consolidate with, or acquire by purchase all or a substantial portion of the assets or any stock of, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (B) acquire or purchase assets that are material, in the aggregate, to the Company and its Subsidiaries, taken as a whole, except purchases of inventory, supplies and raw materials in the ordinary course of business;
(v)          the Company and its Subsidiaries shall not (A) incur any Indebtedness other than revolver draw-downs and pursuant to letters of credit under the Company Debt Agreements executed in the ordinary course of business or (B) sell, lease, assign, transfer, convey, license, pledge, or otherwise dispose of or encumber any material properties or material assets of the Company and its Subsidiaries other than in the ordinary course of business;
(vi)          the Company and its Subsidiaries shall not make any loans, advances (other than routine advances to employees of the Company or any of its Subsidiaries in the ordinary course of business) or capital contributions to, or investment in, any other Person, other than the Company or any of its direct or indirect wholly owned Subsidiaries, other than investments, in the ordinary course of business, in debt securities maturing not more than 90 calendar days after the date of investment;
(vii)          the Company and its Subsidiaries shall not, except in the ordinary course of business, make any capital expenditures or other expenditures with respect to property, plant or equipment, other than as set forth in the Company’s budget for capital expenditures previously made available to the Buyer;
(viii)          the Company and its Subsidiaries shall not make any material changes in accounting methods, principles or practices, except as required by a change in GAAP;
(ix)          except as required by applicable Law, the Company and its Subsidiaries shall not make or change any Tax election, adopt or change a Tax accounting period, file any amended Tax Return, adopt or change any Tax accounting method, enter into any closing agreement with respect to Taxes, settle any Tax claim or assessment relating to the Company or any of the Subsidiaries of the Company, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of the Subsidiaries of the Company, if such election, adoption, change, amendment, agreement, settlement, surrender or consent would adversely affect the Buyer, the Surviving Corporation or any of their Subsidiaries with respect to a taxable period ending after the Closing Date;
(x)          the Company and its Subsidiaries shall not enter into, amend, modify or terminate any employment or consulting Contract involving annualized base compensation in excess of $250,000;

(xi)          the Company and its Subsidiaries shall not recognize, or enter into any collective bargaining agreement or any other Contract with, a labor or trade union, employee association, works council, or other employee representative except as required by applicable Law;
(xii)          the Company and its Subsidiaries shall not materially increase the compensation or benefits payable or paid, whether conditionally or otherwise, to any director, officer, employee, or consultant, other than in the ordinary course of business (including the payment of bonuses to such persons in the ordinary course of business) or except as required by applicable Law or any applicable contractual arrangement;
(xiii)          the Company and its Subsidiaries shall not, except (A) as required by applicable Law, adopt, amend in any material respect, suspend or terminate any Company Employee Plan and/or (B) in accordance with the terms thereof as in effect on the date of the Company Balance Sheet, increase in any material respect any benefits under any Company Employee Plan other than any amendments required by applicable Law;
(xiv)          the Company and its Subsidiaries shall not hire or engage any Person on a full-time, part-time, consulting, independent contractor or other basis or otherwise hire or engage any officer, director, employee, independent contractor or other agent or service provider, with annualized base salary or equivalent annual compensation in excess of $250,000;
(xv)          the Company and its Subsidiaries shall not institute any new, or modify any existing, severance or termination pay or benefits practices or enter into any arrangement with any current or former employee, director, independent contractor or agent entitling such Person to a payment due upon a change of control or other liquidity event of the Company or any of its Subsidiaries;
(xvi)          neither the Company nor any of its Subsidiaries shall (A) enter into any Contract or submit any offers or tenders which, if in existence prior to the date of this Agreement, would have been considered a Company Material Contract, (B) terminate, waive any right under or otherwise materially amend any Company Material Contract;
(xvii)          the Company and its Subsidiaries shall not cancel, compromise, release or waive any Proceeding, claim or right (or series of related claims or rights) with a value exceeding $250,000 or otherwise outside the ordinary course of business;
(xviii)          the Company and its Subsidiaries shall not accept any orders (other than to the extent necessary to effectuate contractual commitments as of the date of this Agreement to supply Venezuela Inventory) made pursuant to any, amend or modify in any material respect, or terminate any existing, or enter into any new, Venezuela Contract; and
(xix)          the Company and its Subsidiaries shall not authorize any of, or commit or agree to take any of, the foregoing actions.

5.2          Covenants of the Buyer and the Transitory Subsidiary. Subject to Section 6.4, each of the Buyer and the Transitory Subsidiary agrees that, during the Pre-Closing Period, it shall not (and each shall cause its Subsidiaries not to), directly or indirectly, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), take or cause to be taken any action that would reasonably be expected to materially delay, impair or prevent the consummation of the transactions contemplated by this Agreement.
5.3          Confidentiality. The parties acknowledge that the Buyer and the Company have previously executed the Confidentiality Agreement, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.  Beginning on the date of this Agreement, neither the Company nor any of its Subsidiaries shall waive any right under any other nondisclosure agreement entered into by the Company or any of its Subsidiaries and any other Person after January 1, 2017 with respect to the evaluation of the sale of the Company without the prior written consent of the Buyer.
ARTICLE VI

 ADDITIONAL AGREEMENTS
6.1          No Solicitation.
(a)          During the Pre-Closing Period, the Company shall not (and shall cause each of its Subsidiaries not to), and the Company and each of its Subsidiaries shall cause their respective directors, officers and employees not to, and shall use their reasonable best efforts to cause their respective other Representatives not to, directly or indirectly, (i) initiate, solicit, seek or knowingly take any action to facilitate or encourage, any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate or engage in any negotiations, inquiries or discussions with respect to any Acquisition Proposal, (iii) in connection with any such inquiries, proposals or offers, disclose or furnish any nonpublic information or data to any Person concerning the Company’s business or properties, or (iv) enter into or execute, or propose to enter into or execute, any agreement relating to an Acquisition Proposal. The Company and its Subsidiaries shall, and shall cause their respective Representatives to, cease immediately and cause to be terminated all activities, discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, and shall terminate access to any virtual data room established by the Company and request that all confidential or proprietary information previously furnished to any party (other than the Buyer) in connection with any such discussions and negotiations be promptly returned or destroyed.
(b)          Notwithstanding anything to the contrary contained in this Agreement, at any time after the date of this Agreement and prior to the Company Stockholder Approval, in the event that the Company receives an unsolicited Acquisition Proposal that did not result from a breach of this Section 6.1, the Company and the Company Board may (subject to compliance with this Section 6.1) participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, or furnish any nonpublic information to, any Person or Persons (but only after any such Person enters into a confidentiality agreement with the Company containing terms that are not less favorable to the Company than those contained in the Confidentiality Agreement, which may not provide for an exclusive right to negotiate with the Company and may not restrict the Company from complying with this Section 6.1(b)) making such contact or making such Acquisition Proposal and their respective Representatives and potential sources of financing, if prior to Company Shareholder Approval (i) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Person or Persons have submitted to the Company an Acquisition Proposal that is, or would reasonably be expected to lead to, a Superior Proposal, and (ii) the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to participate in such discussions or negotiations or furnish such information would constitute a breach of the fiduciary duties of the Company’s directors under applicable law.
(c)          The Company shall as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt) (i) notify the Buyer of the receipt by the Company of any Acquisition Proposal or any related inquiries and requests and (ii) provide to the Buyer a copy of such Acquisition Proposal or a summary of any related oral inquiries or requests, including the identity of the Person making such Acquisition Proposal.  The Company shall notify the Buyer, in writing, of any decision of the Company Board as to whether to consider any Acquisition Proposal or to enter into discussions or negotiations concerning any Acquisition Proposal or to provide non-public information with respect to the Company to any Person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than twenty-four (24) hours after such determination was reached). The Company shall (i) keep the Buyer informed as promptly as practicable with respect to any changes to the material terms of an Acquisition Proposal submitted to the Company (and in any event within twenty-four (24) hours following any such changes), (ii) contemporaneously with the provision of any non-public information of the Company to any such Person, provide such information to the Buyer and (iii) promptly (and in any event within twenty four (24) hours of such determination) notify the Buyer of any determination by the Company Board that such Acquisition Proposal constitutes a Superior Proposal.
(d)          Subject to Section 6.1(e), neither the Company Board nor any committee thereof shall, directly or indirectly, (A) (i) withdraw, modify or qualify, in a manner adverse to the Buyer or the Transitory Subsidiary, the Company Board Recommendation, or (ii) approve, adopt, declare advisable or recommend any Acquisition Proposal (any action described in clause (i) or (ii) being referred to as a “Change of Recommendation”) or (B) approve, recommend or declare advisable, or allow the Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, arrangement, or understanding (i) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or (ii) requiring it to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement.
(e)          Notwithstanding the foregoing, prior to the Company Shareholder Approval, the Company Board may, if the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would constitute a breach of the fiduciary duties of the Company’s directors under applicable law, approve or recommend a Superior Proposal that did not result from a breach of this Section 6.1; provided, that:
(i)          the Company has provided to the Buyer at least three (3) calendar days prior written notice that it intends to take such action, which notice must specify the reasons for taking such action and, a written copy of the relevant proposed transaction agreements with the party making such potential Superior Proposal, and a summary description of the material terms and conditions of such potential Superior Proposal; and
(ii)          the Buyer shall not have made a proposal that, if accepted, would be binding on the Buyer and that has not been withdrawn, within three (3) calendar days (during which period the Company shall, and shall cause its Representatives to, negotiate with the Buyer in good faith regarding any proposal by the Buyer) after receipt of such notice from the Company, to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.  In the event of any revisions to the Superior Proposal (including any revision in the amount, form or mix of consideration the Company’s shareholders would receive as a result of such potential Superior Proposal), the Company shall be required to provide the Buyer with notice of such material amendment and there shall be a new three (3) day period following such notification during which the Company shall negotiate with the Buyer and otherwise comply again with the requirements of this Section 6.1(e) and the Company Board shall not make a Change of Recommendation prior to the end of any such period as so extended.
(f)          Nothing in this Agreement shall prohibit the Company Board from making any disclosure to the shareholders of the Company that the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be a breach of the directors’ fiduciary duties under applicable law; provided, that any such disclosure referred to in this Section 6.1(f) shall be deemed to be a Change of Recommendation unless the Company Board expressly reaffirms the Company Board Recommendation in such disclosure; provided, further, that this Section 6.1(f) shall not be deemed to permit the Company Board to make a Change of Recommendation or to take any of the actions referred to in Section 6.1(e), except, in each case, to the extent expressly permitted by Section 6.1(e).
(g)          From and after the date of this Agreement, the Company shall (and shall cause each of its Subsidiaries to), and the Company and each of its Subsidiaries shall cause their respective directors, officers and employees to, and shall use their reasonable best efforts to cause their respective other Representatives to, (i) cease and terminate immediately all activities, discussions, communications and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) take such action as is necessary to enforce any confidentiality provisions or provisions of similar effect to which the Company or any of its Subsidiaries is a party or of which the Company or any of its Subsidiaries is a beneficiary relating to any such activities, discussions, communications and negotiations, and (iii) not terminate, waive, amend, release or modify any provision of any standstill agreement (including any standstill provision contained in any confidentiality or other agreement) to which it or any of its Affiliates or Representatives is a party, unless, solely, with respect to this clause (iii), the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would constitute a breach of the fiduciary duties of the Company’s directors under applicable law.  The Company shall promptly after the date of this Agreement instruct each Person which has heretofore executed a confidentiality agreement relating to any Acquisition Proposal with or for the benefit of the Company to promptly return or destroy all confidential information, documents and materials relating to an Acquisition Proposal or to the Company, its Subsidiaries or its businesses, operations or affairs heretofore furnished by or on behalf of the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of any confidentiality agreement with such Person and terminate any “data room” or similar access of such Persons and their Representatives.
6.2          Shareholder Approval. The Company shall inform its shareholders of the Company Board Recommendation and take all lawful action to hold, as expeditiously as possible, and in any event within ten (10) calendar days following the execution of this Agreement, a shareholder meeting (the “Meeting”) to obtain the Company Shareholder Approval; provided, however, that the Company shall have the right to postpone the date of the Meeting to a date not later than 15 calendar days after the execution of this Agreement following receipt of an Acquisition Proposal if the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would constitute a breach of the fiduciary duties of the Company’s directors under applicable law. Within two (2) Business Days following the date hereof, the Company shall deliver an information statement and all information that may be required to be given to the Company Equityholders pursuant to the MBCA in connection with the Merger, including, to the extent applicable, adequate notice of the Merger and information concerning dissenters’ rights under the MBCA (the “Shareholder Materials”) to all Company Equityholders entitled to receive such materials under the MBCA. The Shareholder Materials transmitted to Company Equityholders in connection with the approval of this Agreement and the Merger shall include the Company Board Recommendation, shall be in form and substance reasonably satisfactory to the Buyer and its counsel, and shall not contain, at the time of the mailing or presentation of the Shareholder Materials and at the time of the meeting of the Company Equityholders to consider approval of this Agreement and the Merger, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Subject to Section 6.1, the Company shall use its reasonable best efforts to solicit from the Company

Shareholders their votes or proxies in favor of Company Shareholder Approval and shall take all other action reasonably necessary or advisable to secure the vote or of the Company Shareholders required by the MBCA to obtain Company Shareholder Approval.  For the avoidance of doubt, the Company shall be required to hold the Meeting and present this Agreement for Company Shareholder Approval at such Meeting whether or not the Company Board has made a Change of Recommendation.
6.3          Access to Information. During the Pre-Closing Period, the Company shall (and shall cause each of its Subsidiaries to) afford to the Buyer’s officers, employees, accountants, counsel, Financing Sources, prospective Financing Sources and other representatives, reasonable access, upon reasonable notice, during normal business hours and in a manner that does not materially disrupt or interfere with business operations, to all of its properties, books, contracts, commitments, management personnel and records as the Buyer shall reasonably request, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Buyer the information concerning its business, properties, assets and personnel (other than personnel or medical records) as the Buyer may reasonably request, subject in all events to appropriate confidentiality restrictions.  Any access provided to the Buyer or its representatives, its Financing Sources or prospective Financing Sources, or information provided by the Company or its Subsidiaries, shall not constitute any expansion of or additional representations or warranties of the Company beyond those specifically set forth in this Agreement.  The Buyer and its representatives, Financing Sources, and prospective Financing Sources shall hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement (or, in the case of persons not party to the Confidentiality Agreement, such persons shall be made aware of such confidentiality obligations and the Buyer shall be responsible for any breaches thereof).  Notwithstanding the foregoing, but subject to Section 6.12(d), the Company and its Subsidiaries shall not be required to provide the Buyer access to or disclose information where such access or disclosure would result in the loss of any attorney-client privilege or be prohibited under applicable Law or by the terms of any Contract to which the Company or any of its Subsidiaries is a party as of the date of this Agreement. In any such event, the Company and its Subsidiaries shall use its reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not risk waiver of such privilege or violate such applicable Law or Contract, including entering into a joint defense agreement, common interest agreement or other similar arrangement. To the extent the Company or its Subsidiaries conducts any physical count of Inventory during the Pre-Closing Period, the Company shall and shall cause its Subsidiaries to afford the Buyer’s designated employees or other representatives the opportunity to be present and observe such physical count of Inventory and shall provide the Buyer with at least 72 hours’ prior notice of any such physical counts of Inventory.
6.4          Closing Efforts; Legal Conditions to the Merger; Third-Party Consents.
(a)          Subject to the terms hereof, including Section 6.4(b), the Company and the Buyer shall each:

(i)          use its commercially reasonable efforts (A) to take, or cause to be taken, all actions, and (B) do, or cause to be done, and to assist and cooperate with the other parties in doing, in each case, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;
(ii)          within five (5) Business Days after the date of this Agreement, make all necessary filings under the HSR Act and request early termination of the waiting period with respect to such filings, and thereafter make any other required submissions under the HSR Act and satisfy any related governmental request thereunder in each case as promptly as practicable;
(iii)          use its commercially reasonable efforts to make, as promptly as practicable, all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under any other applicable Law;
(iv)          use its commercially reasonable efforts to obtain, as promptly as practicable, from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations or Orders required to be obtained or made by the Company or the Buyer or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, it being understood that neither the Company nor any of its Subsidiaries shall be required to make any payments in connection with the fulfillment of its obligations under this paragraph; and
(v)          execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.
The Company and the Buyer shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith.  The Company and the Buyer shall furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement.  For the avoidance of doubt, the Buyer and the Company agree that nothing contained in this Section 6.4(a) shall modify or affect their respective rights and responsibilities under Section 6.4(b).
(b)          Subject to the terms hereof, the Buyer and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective commercially reasonable efforts to (i) obtain any government clearances or approvals required for Closing under applicable Antitrust Laws, (ii) respond to any government requests for information under any Antitrust Law and (iii) contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Antitrust Order that restricts, prevents or prohibits the consummation of the Merger or any other transaction contemplated by this Agreement under any Antitrust Law.  Except to the extent prohibited by applicable Law, the parties hereto (other than the Company Equityholder Representative) shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with Proceedings under or relating to any Antitrust Law, and the parties shall provide to each other the opportunity to attend, or for their respective counsel to attend, any meetings or telephone calls with any Governmental Entity with respect to such government clearances or approvals unless prohibited or otherwise requested by such Governmental Entity.  The foregoing shall not be deemed to require the Buyer or any of its Affiliates to litigate with any Governmental Entity or any other Person, enter into any agreement, consent decree or other commitment requiring the Buyer or any of its Affiliates (including for this purpose the Company and its Subsidiaries) to divest (including through the granting of any license rights) any assets or to take any other action that would have a material adverse effect on the business, assets, properties, Liabilities, condition (financial or otherwise), operating results, operations or prospects of the Buyer and its Affiliates (including for this purpose the Company and its Subsidiaries taken as a whole).  The Company may not, and shall not permit any of its Subsidiaries to, agree to any divesture or disposal of any material assets of the Company or any of its Subsidiaries or enter into any agreement with any Governmental Entity as a condition for obtaining any government clearances or approvals in connection with this Section 6.4 without the prior written consent of the Buyer.
(c)          Without limiting any of the parties’ respective obligations set forth in any of Section 6.4(a) and Section 6.4(b), each of the Company and the Buyer shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third party consents required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Company Disclosure Schedule or (iii) required to prevent the occurrence of an event that would reasonably be expected to have a Company Material Adverse Effect or a Buyer Material Adverse Effect prior to or after the Effective Time, it being understood that neither the Company nor the Buyer shall be required to make any payments, other than the payment of customary filing fees, in connection with the fulfillment of its obligations under this Section 6.4.
6.5          Public Disclosure. The Buyer and the Company shall issue a joint press release announcing the execution of this Agreement in such form as shall be mutually agreed upon by the Company and the Buyer.  Except as may be required by Law or stock market regulations, the Buyer and the Company shall consult with the other party before issuing any other press release or otherwise making any public statement with respect to the Merger or this Agreement; provided, however, that the Company and the Buyer shall be permitted to make public statements and disclosures consistent with the content of the press release announcing the transaction contemplated by this Agreement from and after the issuance of such press release. With respect to communications prior to the Closing, the Buyer and the Company shall consult with each other concerning the means by which employees, customers, suppliers and others having dealings with the Company and its Subsidiaries shall be informed of the Merger, and the Buyer has the right to be present if any such communications are given at an in-person meeting and must be given reasonable prior notice thereof.
6.6          Indemnification of Directors and Officers.
(a)          From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation and the Buyer shall indemnify and hold harmless each of the present and former directors and officers of the Company and its Subsidiaries (“D&O Indemnified Parties”) against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or any predecessor thereof, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the MBCA for officers and directors of Massachusetts corporations if and to the extent such officers and directors would have been provided with such rights in the applicable Organizational Documents of the Company and its Subsidiaries as of the date of this Agreement and provided that that any such person to whom expenses are advanced provides an undertaking to the Surviving Corporation to the extent then required by the MBCA or applicable governing Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b)          The articles of organization and bylaws of the Surviving Corporation shall contain, and the Buyer shall cause the articles of organization and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its Subsidiaries or any predecessor thereof than are set forth in the Company Articles of Organization and bylaws of the Company immediately prior to the execution and delivery of this Agreement.
(c)          Subject to the following sentence, the Surviving Corporation shall, at no expense to the beneficiaries, either (i) maintain, and the Buyer shall cause the Surviving Corporation to maintain, in effect for six (6) years from and after the Effective Time the Current D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) of the D&O Indemnified Parties or (ii) purchase a six (6) year extended reporting period endorsement with respect to the Current D&O Insurance (a “Reporting Tail Endorsement”) and maintain such endorsement in full force and effect for its full term (provided that the full amount of all premiums payable for such Reporting Tail Endorsement shall be paid in full by the Buyer on behalf of the Company prior to the Effective Time and the amount of such premiums shall not constitute Company Transaction Expenses); provided, however, that in complying with its obligations pursuant to the terms of this Section 6.6(c), the Surviving Corporation shall not be required to pay annual insurance premiums in excess of 300% of the current annual premium paid by the Company for its existing coverage in the aggregate; provided further, however, if the Surviving Corporation cannot obtain such insurance coverage without paying annual premiums in excess of such limit, the Surviving Corporation shall purchase such insurance with the maximum coverage available by paying annual premiums equal to such limit.  Notwithstanding anything to the contrary in this Agreement (including the foregoing provisions of this Section 6.6(c)), the Company may, prior to the Effective Time, purchase a Reporting Tail Endorsement, in which case the Buyer shall be relieved from its obligations pursuant to this Section 6.6(c) so long as the Buyer maintains, or causes the Surviving Corporation to maintain, as applicable, such Reporting Tail Endorsement in full force and effect for its full term.  The cost of any Reporting Tail Endorsement purchased by the Company pursuant to the foregoing sentence (whether or not paid prior to the Effective Time) shall not constitute Company Transaction Expenses.
(d)          If the Buyer, the Surviving Corporation or any of the Company’s Subsidiaries (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successor and assigns of the Buyer, the Surviving Corporation or such Subsidiary, as the case may be, shall assume all of the obligations of this Section 6.6.
(e)          To the extent required by Section 6.6(a), the Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by the parties obtaining indemnification in connection with the enforcement of their rights provided in this Section 6.6.
(f)          The provisions of this Section 6.6 are intended to be in addition to the rights otherwise available to the D&O Indemnified Parties by Law, charter, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.
6.7          Notification of Certain Matters. During the Pre-Closing Period, the Buyer shall give prompt notice to the Company, and the Company shall give prompt notice to the Buyer, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur would reasonably be expected to cause the conditions to Closing set forth in Section 7.2(a) or 7.3(a), as the case may be, not to be satisfied or (b) any failure of the Buyer and the Transitory Subsidiary or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, which failure would reasonably be expected to cause the conditions to Closing set forth in Section 7.2(b) or 7.3(b), as the case may be, not to be satisfied.  Notwithstanding the above, the delivery of any notice pursuant to this Section 6.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

6.8          Employee Matters.
(a)          Beginning on the Closing Date and continuing until the first anniversary of the Closing Date, or for such greater period as shall be required by applicable Law, the Buyer shall provide each Continuing Employee with total cash compensation (including base salary and bonus opportunity) that is no less favorable in the aggregate than such Continuing Employee’s total cash compensation immediately prior to the Closing Date.
(b)          Following the Closing, the Buyer shall comply, and shall cause the Surviving Corporation to comply, with the obligations of the Company and its Subsidiaries under each employment agreement with each employee of the Company and its Subsidiaries as in effect immediately prior to the Closing Date and made available to Buyer, and shall give each Continuing Employee full credit for prior service with the Company and its Subsidiaries for purposes of (i) eligibility and vesting under any Buyer Employee Plans and (ii) determination of benefit levels under any Buyer Employee Plan or policy relating to vacation or severance, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, but not where such credit would result in a duplication of benefits.  In addition, the Buyer shall waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of the Company and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs.
(c)          Nothing in this Section 6.8 shall require the Buyer to provide any Continuing Employee with compensation (including cash compensation or benefits) in excess of that permitted by Law or any collective bargaining agreement applicable to the Continuing Employee. Nothing in this Agreement shall prohibit the Buyer or any of its Subsidiaries from amending, modifying or terminating, or shall be construed as an amendment or modification to, any or all compensation or benefit plans, programs, policies, practices, agreements and arrangements sponsored or maintained by the Company, the Buyer or any of their Subsidiaries, including each Company Employee Plan and Buyer Employee Plan, and nothing in this Agreement shall require the Buyer or any of its Subsidiaries to continue any particular compensation or benefit plan, program, policy, practice, agreement or arrangement after the Effective Time or to employ any particular person on any particular terms. Notwithstanding the foregoing the Buyer shall cause the Surviving Corporation to pay all bonus or benefit amounts accrued or otherwise included in the calculation of Closing Net Working Capital or Company Transaction Expenses and not otherwise paid at Closing in accordance with the terms of the applicable Company Employee Plans.
6.9          Bonus Plans; Company Transaction Expenses; 280G Vote.
(a)          Notwithstanding anything to the contrary in this Agreement, prior to the Effective Time, the Company may (X) (i) establish, terminate, amend and/or otherwise modify one or more Transaction Bonus Plans and (ii) award, declare, amend, revoke, modify and/or pay any bonuses under any such Transaction Bonus Plan, in each case, solely to the extent any Liabilities resulting from such action are required to be fully paid and settled prior to the 90th calendar day after the Effective Time and are included in Company Transaction Expenses and (Y) terminate the Directors’ Phantom Stock Plan and the Crane & Co., Inc. Deferred Compensation Plan for Directors and pay any amounts due thereunder. Prior to any action pursuant to this Section 6.9 other than an increase in cash bonus payments payable at the Closing, the Company shall provide to Buyer ten (10) calendar days’ written notice of the proposed action for Buyer’s review and consent (such consent not to be unreasonably withheld).
(b)          From and after the Effective Time, the Buyer shall pay, or cause the Surviving Corporation to pay, from time to time as and when due, (i) all Company Transaction Expenses, to the extent not paid on the Closing Date in accordance with Section 2.1(d)(ii)(F), and (ii) all bonuses under any Transaction Bonus Plan that are accrued and unpaid as of the Effective Time.
(c)          Prior to the Closing Date, the Company shall submit to a shareholder vote (in compliance with Section 280G(b)(5)(B) of the Code and the Treasury regulations issued thereunder) the right of any individual who is a “disqualified individual” (as defined in Section 280G(c) of the Code) at the time of such vote to receive payments and benefits from the Company or any Subsidiary of the Company pursuant to arrangements in effect as of the Closing Date and any other payments and benefits of which the Company has actual knowledge as of the date of this Agreement, in each case, that could reasonably be expected to be deemed a “parachute payment” (as defined in Section 280G(b)(2) of the Code) in connection with the transactions contemplated by this Agreement, in a manner reasonably designed to cause the payments and benefits that would otherwise constitute a “parachute payment” to be exempt from the definition of “parachute payment” by reason of the exemption provided under Section 280G(b)(5)(B) of the Code, including requirements that such disqualified individual execute a waiver in advance of such shareholder vote waiving the right to any such payment or benefit if the requisite shareholder approval is not obtained to the extent necessary so that no such payment or benefit to such disqualified individual would constitute a “parachute payment”.  Prior to delivery to the shareholders and disqualified individuals of documents in connection with the shareholder approval contemplated under this paragraph, the Company shall provide Buyer and its counsel with a reasonable opportunity to review and comment on all documents to be delivered to the shareholders and disqualified individuals in connection with the vote.
6.10          Payoff and Release Letters. No later than the three (3) Business Days prior to the Closing Date, the Company shall provide the Buyer with payoff letters from each of the creditors to whom the Payoff Indebtedness is owed pursuant to the Company Debt Agreements (other than the Malta Debt Agreements and the portions of the Multi Option Facility not specified as being paid off pursuant to the definition of Company Debt Agreements), containing the name and account number of each Person to which any portion of such Indebtedness shall be due and payable at the Closing and containing the portion of such Indebtedness to be paid to each such Person at the Closing (collectively, the “Payoff Letters”). Each of the Payoff Letters shall (i)

state that, upon payment at the Closing of the amounts set forth therein, such portion of such Indebtedness shall be fully paid, satisfied and discharged in its entirety and (ii) if applicable, provide for the release of all Liens over the properties and assets of the Company and its Subsidiaries securing the obligations pertaining to such Indebtedness underlying such Indebtedness. If applicable, the Company shall prepare for filing all agreements, instruments, certificates, releases, termination statements and other documents, in form and substance reasonably satisfactory to the Buyer, that are necessary, appropriate or advisable to effect the releases of all Liens relating to such Indebtedness. No later than the three (3) Business Days prior to the Closing Date, the Company shall provide the Buyer with letters from each of the creditors to whom the Indebtedness is owed pursuant to the Malta Debt Agreements, containing the name of each Person to which any portion of such Indebtedness shall be outstanding at the Closing and containing the portion of such Indebtedness owed to each such Person at the Closing.
6.11          FIRPTA Certificate. Prior to the Closing, (a) the Company shall deliver or cause to be delivered to the Buyer a certification that the shares of Company Stock are not United States real property interests as defined in Section 897(c) of the Code, together with a notice to the Internal Revenue Service, in accordance with Sections 897 and 1445 of the Code and the Treasury regulations issued thereunder, or (b) each of the holders of shares of Company Stock shall deliver to the Buyer certifications that they are not foreign persons in accordance with Section 1445 of the Code and the Treasury regulations issued thereunder.  If the Buyer does not receive the certifications and/or notices described above on or before the Closing Date, the Buyer shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.
6.12          Debt Commitment.
(a)          The Buyer and the Transitory Subsidiary shall use commercially reasonable efforts to obtain the Debt Financing on the terms and subject only to the conditions set forth in the Debt Commitment Letter and shall not amend, alter or waive, or agree to amend, alter or waive, any term of the Debt Commitment Letter without the prior written consent of the Company if such amendment, alteration or waiver is reasonably likely to materially impair, delay or prevent the Buyer’s ability to consummate the Closing as contemplated by this Agreement on the Closing Date; provided that (x) the Buyer shall be permitted to amend, alter or waive the Debt Commitment Letter to (1) reduce the amount of the Debt Financing to the extent such reduction is offset by the receipt of (A) net cash proceeds in exchange for debt securities and/or equity financing in lieu thereof or in addition thereto provided that any such proceeds must be actually received by and available to the Buyer prior to any reduction in the Debt Financing and through the Closing (with proceeds held in an escrow account and subject to release upon the Closing being deemed to be actually received by and available to the Buyer) and/or (B) other Available Cash or (2) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement and (y) the exercise of “market flex” provisions in the Fee Letter shall not constitute an amendment, alteration or waiver of the Debt Commitment Letter.  Without limiting the foregoing, the Buyer and the Transitory Subsidiary shall (except to the extent the Debt Financing is reduced as a result of the receipt of (A) net cash proceeds in exchange for debt securities and/or equity financing in lieu thereof or in addition thereto provided that any such proceeds must be actually received by and available to the Buyer prior to any reduction in the Debt Financing and through the Closing (with proceeds held in an escrow account and subject to release upon the Closing being deemed to be actually received by and available to the Buyer) and/or (B) other Available Cash) use commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letter and negotiate a definitive agreement (the “Debt Financing Agreement”) with respect to the Debt Commitment Letter based upon on the terms and subject to the conditions set forth in the Debt Commitment Letter (as may be modified by any “market flex” provisions contained in the Fee Letter) (or on terms not materially less favorable, taken as a whole, to the Buyer than the terms set forth in the Debt Commitment Letter (as may be modified by any “market flex” provisions contained in the Fee Letter)) and (ii) consummate the Debt Financing at or prior to the Closing. Notwithstanding anything herein to the contrary, in no event shall “commercially reasonable efforts” of the Buyer and the Transitory Subsidiary under this Section 6.12(a) be deemed or construed to require the Buyer or the Transitory Subsidiary to instigate or pursue any Proceeding against any of the Financing Sources.
(b)          The Buyer shall keep the Company reasonably informed with respect to all material activity concerning the Debt Financing. Without limiting the foregoing, the Buyer agrees to notify the Company promptly, and in any event within two (2) Business Days, if at any time prior to the Closing Date the Buyer becomes aware that (i) the Debt Commitment Letter or Debt Financing Agreement expires or is terminated for any reason, (ii) the Buyer or the Transitory Subsidiary becomes aware of any material breach or default (or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default) by any party to the Debt Commitment Letter or Debt Financing Agreement, (iii) the Buyer or the Transitory Subsidiary receives any written notice or other written communication from any party to the Debt Commitment Letter or Debt Financing Agreement with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or Debt Financing Agreement or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or Debt Financing Agreement (it being understood and agreed that customary negotiations with respect to the Debt Financing and the Debt Financing Agreement (or any agreement related thereto) shall not constitute a material dispute or disagreement), (iv) the lender refuses to provide, or expresses an intent to refuse to provide, all or any of the Debt Financing contemplated by the Debt Commitment Letter on the terms set forth therein (assuming satisfaction of the obligations set forth in Section 7.2), or (v) for any reason (other than as a result of the failure or potential failure of the conditions set forth in Section 7.2 to be satisfied), the Buyer or the Transitory Subsidiary, no longer believes in good faith that it shall be able to obtain all or any portion of the Debt Financing on substantially the terms described in the Debt Commitment Letter (except to the extent the Debt Financing is reduced as a result of the receipt of (A) net cash proceeds in exchange for debt securities and/or equity financing in lieu thereof or in addition thereto provided that any such proceeds must be actually received by and available to the Buyer prior to any reduction in the Debt Financing and through the Closing (with proceeds held in an escrow account and subject to release upon the Closing being deemed to be actually received by and available to the Buyer) and/or (B) other Available Cash).  As soon as reasonably practicable, but in any event within five (5) Business Days after the date the Company delivers to the Buyer a written request therefor, the Buyer shall provide any information reasonably requested by the Company relating to any circumstance referred to in any of clauses (i), (ii), (iii), and (iv) of the immediately preceding sentence; provided that the Buyer shall not be required to provide any such information to the extent (w) disclosure would be prohibited under applicable Law, (x) the Buyer or any of its Affiliates is bound to keep such requested information confidential under any Contract in existence as on the date hereof, (y) such disclosure could reasonably be expected to result in a waiver of attorney-client privilege or (z) such information consists of attorney work product.
(c)          If all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter or Debt Financing Agreement (as may be modified by the exercise of any “market flex” contained in the Fee Letter), the Buyer shall (i) promptly notify the Company of such unavailability and (ii) use its reasonable best efforts to arrange to promptly obtain such Debt Financing from alternative sources in an amount sufficient, together with the gross proceeds of any debt securities and/or equity financing in lieu thereof or in addition to any other Available Cash, to consummate the transactions contemplated by this Agreement, including payment of the Required Amount.  For purposes of this Agreement, (x) references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted or required by this Section 6.12 to be amended, modified or replaced, and (y) references to “Debt Commitment Letter” shall include such commitment letter (or other definitive agreement), including all annexes, exhibits and schedules thereto, with respect to any such amended, modified or replacement financing, in each case, from and after such amendment, modification or replacement, and the applicable provisions of this Section 6.12 shall apply to any such amended, modified or replacement financing.
(d)          The Company agrees to provide, and to cause its Subsidiaries to provide, the Buyer with such cooperation in connection with arranging and obtaining the Debt Financing as may be reasonably requested by the Buyer, including, (i) promptly providing the Financing Sources with all financial information regarding the Company and its Subsidiaries reasonably required to prepare customary bank information memoranda and lender presentations, registration statements and offering memoranda in connection with the Debt Financing, including, without limitation, the financial statements required to be provided pursuant to paragraph (d) of Exhibit C of the Debt Commitment Letter and paragraph (f) of Exhibit D of the Debt Commitment Letter, which financial statements shall be Compliant (the “Required Financial Information”); (ii) participating (including by making members of senior management with appropriate seniority and expertise available to participate) in a reasonable number of road shows, meetings, due diligence sessions, presentations, drafting sessions and sessions with the rating agencies in connection with the Debt Financing, at reasonable times and locations; (iii)

reasonably cooperating with the Financing Sources’ due diligence, including access to documentation reasonably requested by persons in connection with bank financings; (iv) reasonably cooperating with the marketing efforts for any portion of the Debt Financing; (v) reasonably cooperating with the preparation of bank information memoranda (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information and customary authorization letters), prospectuses, offering memoranda and similar documents, rating agency presentations, road show presentations and written offering materials used to complete the Debt Financing, to the extent information contained therein reasonably relates to the business of the Company and its Subsidiaries; (vi) reasonably cooperating with the Buyer in procuring a public corporate credit rating and a public corporate family rating in respect of the relevant borrower under the Debt Financing and public ratings for any of the tranches of the Debt Financing; (vii) (x) reasonably assisting the Buyer to obtain customary consents of accountants for use of their auditor opinions in any materials relating to the Debt Financing, as reasonably requested by Buyer on behalf of the Financing Sources, (y) reasonably assisting the Buyer in obtaining accountants’ comfort letters, including customary negative assurance from the Company’s independent accountants on customary terms and (z) reasonably assisting the Buyer in the preparation of pro forma financial information; (viii) provide the Buyer at least five (5) Business Days prior to the Closing Date all customary documentation and other information with respect to the Company and its Subsidiaries, as is reasonably requested in writing by the Buyer or its Financing Sources, provided that the Buyer or its Financing Sources make such request for documentation and/or other information at least ten (10) Business Days prior to the Closing Date in connection with the Debt Financing to comply with applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act; and (vii) cooperating with respect to the payoff of existing Indebtedness of the Company, whether in the form of a tender offer, change of control offer, redemption, satisfaction and discharge, consent solicitation, or otherwise; provided, however, that (A) no liability or obligation (including any liability or obligation to pay any commitment or other similar fee) of the Company or any Subsidiary thereof under any certificate, document or instrument shall be effective until the Closing and neither the Company nor any Subsidiary thereof shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Closing) or that would be effective prior to the Closing (other than with respect to customary authorization letters referred to in clause (v) above), and (B) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the ongoing business or operations of the Company and its Subsidiaries. Notwithstanding anything to the contrary, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations under this Section 6.12(d), shall be deemed satisfied unless there has occurred a Company Willful Breach of the Company’s obligations under this Section 6.12(d). The Buyer shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any Subsidiary thereof in connection with such cooperation.  All non-public or otherwise confidential information regarding the Company or any Subsidiary thereof obtained by the Buyer, the Transitory Subsidiary or any of their respective representatives pursuant to this Section 6.12(d) shall be kept confidential in accordance with the Confidentiality Agreement. The

Buyer and the Transitory Subsidiary shall, on a joint and several basis, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with obtaining or arranging the Debt Financing and any information used in connection therewith, except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries or Representatives for use in connection with the Debt Financing and other than any such losses, damages, claims, costs or expenses arising as a result of any fraud or willful misconduct by the Company or its Subsidiaries or their respective Representatives.
(e)          For the avoidance of doubt, each of the Buyer and the Transitory Subsidiary acknowledges and agrees that the obtaining of any financing is not a condition to the Closing and each of the Buyer and the Transitory Subsidiary shall remain obligated, subject only to the satisfaction or waiver of the conditions set forth in Section 7.1 and Section 7.2, to consummate the transactions contemplated by this Agreement.
6.13          Termination of Affiliate Transactions. Prior to the Closing Date, the Company shall amend or terminate each of the agreements set forth on Section 6.13 of the Company Disclosure Schedule without any liability to, or fees or payments by, the Company or any of its Subsidiaries resulting from such termination (other than payments made pursuant to the express terms of the agreements related to periods or services provided prior to the termination dates of such agreements), and so that as of and after the Effective Time, none of the Company, the Surviving Corporation or any of their Subsidiaries shall have any liability or obligations thereunder.
6.14          Cooperation Regarding Issuance of Policy. The parties shall cooperate and use their respective reasonable best efforts to cause the Policy to be issued to the Buyer as of the Closing Date.
6.15          Financial Statements. The Company shall use commercially reasonable efforts to assist Buyer in causing to be prepared any financial statements of the Company that Buyer is required to file pursuant to Form 8-K, Rule 3-05 or Article 11 of Regulation S-X under the 1934 Act, and shall use its commercially reasonable efforts to obtain the consents of its auditors with respect thereto as may be required by applicable Securities and Exchange Commission regulations. Until the Closing, on or before the twenty-first (21st) calendar day of each month, the Company shall deliver to the Buyer unaudited consolidated financial statements of the Company and its Subsidiaries as at and for the monthly period ending on the last calendar day of the preceding month (the “Subsequent Monthly Financial Statements”), which shall include a balance sheet and statement of income. The Company shall prepare the Subsequent Monthly Financial Statements in accordance with the practices and procedures used to prepare the Company Balance Sheet and the related unaudited consolidated statements of income, changes in shareholders’ equity and cash flow.

6.16          Customer and Partner Meetings. The Company and the Buyer shall cooperate to mutually determine an appropriate communication plan for any customer or partner listed on Section 6.16 of the Company Disclosure Schedule.  Such communication plans may include permitting the Buyer participate in meetings by phone or in person arranged by the Company with representatives of any customer or partner set forth on Section 6.16 of the Company Disclosure Schedule during the one month period following the date of this Agreement (or such later date as representatives of such customers or partners are available to participate in such meetings) for the purpose of informing such customers or partners of the transactions contemplated by this Agreement (such meetings, the “Customer Meetings”). The Company and the Buyer shall cooperate to prepare mutually agreed discussion points for use in connection with such meetings.
ARTICLE VII

 CONDITIONS TO MERGER
7.1          Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:
(a)          Shareholder Approval.  The Company shall have obtained the Company Shareholder Approval.
(b)          HSR Act.  The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.
(c)          Governmental Approvals.  Other than the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, all authorizations, consents, Orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity in connection with the Merger, the failure of which to file, obtain or occur would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, including the approvals set forth on Section 7.1(c) of the Company Disclosure Schedule shall have been filed, been obtained or occurred.
(d)          No Injunctions.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, commenced or entered any Order or stay (preliminary or permanent) or Law which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.
7.2          Additional Conditions to Obligations of the Buyer and the Transitory Subsidiary. The obligations of the Buyer and the Transitory Subsidiary to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, either of which may be waived, in writing, exclusively by the Buyer and the Transitory Subsidiary:
(a)          Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement (without regard to any materiality or Company Material Adverse Effect qualifications contained therein), including those set forth in Section 3.8 and Section 3.14, but other than any other Company Fundamental Representation, shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (ii) for changes explicitly required by the terms of this Agreement and (iii) where the failure to be true and correct has not had a Company Material Adverse Effect, and the Company Fundamental Representations, other than those set forth in Section 3.8 and Section 3.14 (without regard to any materiality or Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except (x) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date and (y) for changes explicitly required by the terms of this Agreement; and the Buyer shall have received a certificate signed on behalf of the Company by an authorized officer of the Company to such effect.
(b)          Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date; and the Buyer shall have received a certificate signed on behalf of the Company by an authorized officer of the Company to such effect.
(c)          No Company Material Adverse Effect. Between the date of this Agreement and the Closing Date, there shall not have occurred a Company Material Adverse Effect; and the Buyer shall have received a certificate signed on behalf of the Company by an authorized officer of the Company to such effect.
(d)          Escrow Agreements. The Company Equityholder Representative shall have executed and delivered to the Buyer each of the Escrow Agreements.
(e)          Malta Consent.  Consents from (i) Malta Enterprise and Malta Industrial Parks Limited with respect to the deed of emphyteusis, dated February 13, 2017, by and between Crane Currency Malta Property Limited and Malta Industrial Parks Limited, (ii) Bank of Valletta p.l.c. and Malta Enterprise, in each case with respect to the Malta Debt Agreements to which it is a party, and (iii) from Malta Enterprise with respect to the letter agreement, dated November 9, 2016, by and between the Company and Malta Enterprise .
(f)          Dissenting Company Equityholders.  Holders of Company Stock representing, in the aggregate, no more than five (5) percent of the Company Stock (on an as converted basis), considered as a whole shall have demanded, properly and in writing, appraisal for shares of Company Stock held by such Company Equityholder under the MBCA.
(g)          Officer Resignations.  The Company shall have received (and copies shall have been provided to the Buyer) executed resignations from the officers listed on Schedule 7.2(g) in their capacity as employees, officers and members of the boards of directors and such resignations shall, if required under any applicable Company Employee Plan or employment agreement in effect on the date of this Agreement, include releases substantially in the form required by such applicable Company Employee Plan or employee agreement.
7.3          Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, either of which may be waived, in writing, exclusively by the Company:
(a)          Representations and Warranties.  The representations and warranties of the Buyer and the Transitory Subsidiary set forth in this Agreement (without regard to any materiality or Buyer Material Adverse Effect qualifications contained therein) other than the Buyer Fundamental Representations shall be true and correct as of the Closing Date as though made on and as of the Closing Date except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (ii) for changes explicitly required by the terms of this Agreement and (iii) where the failure to be true and correct has not had a Buyer Material Adverse Effect, and the Buyer Fundamental Representations (without regard to any materiality or Buyer Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as the Closing Date as though made on and as of the Closing Date, except (x) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date and (y) for changes explicitly required by the terms of this Agreement; and the Company shall have received a certificate signed on behalf of the Buyer by an authorized officer of the Buyer to such effect.
(b)          Performance of Obligations of the Buyer and the Transitory Subsidiary.  The Buyer and the Transitory Subsidiary shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of the Buyer by an authorized officer of the Buyer to such effect.
(c)          Escrow Agreements.  The Buyer and the Escrow Agent shall have executed and delivered to the Company each of the Escrow Agreements.

ARTICLE VIII

 TAX MATTERS
8.1          Covered Tax Returns. The Buyer shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company and the Subsidiaries of the Company for all Pre-Closing Tax Periods which were not filed on or prior to the Closing Date, and for all Straddle Periods (such Tax Returns, collectively, “Covered Tax Returns”). All Covered Tax Returns shall be prepared in accordance with the past practices of the Company or a Subsidiary of the Company, as applicable, except as required by changes in applicable Tax Laws or changes in fact.  The Buyer shall provide a copy of any Covered Tax Returns prepared pursuant to this Section 8.1 to the Company Equityholder Representative (together with any additional information reasonably requested by the Company Equityholder Representative) for its review and comment as soon as reasonably practicable but in any event at least 30 days prior to the due date for such Tax Returns.  The Buyer, on the one hand, and the Company Equityholder Representative, on the other hand, agree to consult and resolve in good faith any dispute with respect to any Covered Tax Returns prior to the due date for the filing of such Tax Return.  The Buyer shall be entitled to indemnification from the General Escrow Fund under Section 8.7 for the amount of Taxes attributable to the Pre-Closing Tax Period shown as due and owing on such Covered Tax Return, to the extent such Taxes have not been taken into account for purposes of determining the Final Purchase Price Adjustment or otherwise in determining the Aggregate Closing Consideration. Notwithstanding anything to the contrary in this Agreement, the parties agree that (i) any net operating losses of the Company and the Subsidiaries of the Company that are attributable to and arise in a Pre-Closing Tax Period (including, for the avoidance of doubt, net operating losses that arise as a result of any tax deduction that is permitted by applicable Law to be claimed in connection with the Venezuela Receivables) (“Pre-Closing NOLs”) may be used to offset taxable income of the Company and the Subsidiaries of the Company for a Pre-Closing Tax Period; and (ii) in no event shall the Buyer or any of its Affiliates (including, after the Closing, the Company and the Subsidiaries of the Company) be obligated to pay the Company Equityholders or the Company Equityholder Representative for any Tax benefit realized by the Buyer and its Affiliates (including, after the Closing, the Company and the Subsidiaries of the Company) that arises from any carryforward of Pre-Closing NOLs to a Post-Closing Tax Period.
8.2          Straddle Periods. In the case of any taxable period of the Company or a Subsidiary of the Company that includes (but does not end on) the Closing Date (a “Straddle Period”), (i) the amount of any Taxes (or any refund or credit of Taxes) based on or measured by income, receipts, payroll or sales for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date provided, that, in determining such amount, exemptions, allowances or deductions that are calculated on a periodic basis, such as the deduction for depreciation, shall be taken into account on a pro-rated basis in the manner described in clause (ii) below; and (ii) the amount of other Taxes (or any refund or credit of such other Taxes) for the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. Any Taxes that are attributable to transactions that occur on the Closing Date but after the Closing and that are not incurred in the ordinary course of business of the Company and its Subsidiaries shall be considered to be attributable to the portion of the Straddle Period beginning after the Closing Date.
8.3          Transfer Taxes. The Buyer, on the one hand, and the Company Equityholders (in accordance with their Pro Rata Shares), on the other hand, shall jointly pay, in equal amounts, all transfer Taxes, if any, relating to the transactions herein.  Each party hereto shall use commercially reasonable efforts to avail itself and make available to the other parties any available exemptions from any such transfer Taxes, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.  The Buyer shall be responsible for the preparation and filing of all Tax Returns relating to transfer Taxes that are required to be filed by the Company or a Subsidiary of the Company after the Closing Date (the “Transfer Tax Returns”).  To the extent required by applicable Law, the Company Equityholder Representative (on behalf of the Company Equityholders) shall cooperate with the Buyer in the preparation and filing of such Transfer Tax Returns.  The parties agree to consult and resolve in good faith any dispute with respect to any Transfer Tax Returns prior to the due date for the filing of such Transfer Tax Return.  All expenses incurred in preparation and filing of any Transfer Tax Returns shall be borne equally by the Buyer, on the one hand, and the Company Equityholders, on the other hand.
8.4          Cooperation and Tax Record Retention.
(a)          The Buyer and its Affiliates (including after the Closing, the Surviving Corporation and any Subsidiary of the Surviving Corporation), on the one hand, and the Company Equityholder Representative (on behalf of the Company Equityholders), on the other hand, shall cooperate in good faith in connection with (i) the preparation and timely filing of any Tax Return of the Company, the Surviving Corporation and their Subsidiaries, or any Tax Return relating to transfer Taxes; and (ii) any Tax audit, contest, examination or Proceeding.
(b)          The Company Equityholders shall be entitled to any refund (including any interest actually received thereon) of Taxes of the Company or any Subsidiary of the Company attributable to any Pre-Closing Tax Period (a “Tax Refund”) to the extent (i) a Tax Refund is not attributable to the carryback of a net operating loss of the Company or any Subsidiary of the Company from a Post-Closing Tax Period and (ii) a Tax Refund was not taken into account for purposes of determining the Final Purchase Price Adjustment or otherwise in determining the Aggregate Closing Consideration. Any Tax Refund for any Straddle Period shall be apportioned between the Company Equityholders and the Buyer in accordance with the principles set forth in Section 8.2. The Buyer and its Affiliates shall cooperate with the Company Equityholder Representative in obtaining any Tax Refund to which the Company Equityholders are entitled under this Section 8.4(b), and the reasonable out-of-pocket costs of obtaining such Tax Refund (other than costs incurred in filing an initial Covered Tax Return which gives rise to a Tax

Refund) shall be borne by the Company Equityholders.  The Surviving Corporation shall promptly after the date of receipt of a Tax Refund (or after the date of filing a Covered Tax Return on which any amounts of overpaid Taxes shown on such Covered Tax Return are credited to estimated Taxes for a subsequent Tax year in lieu of being treated as a Tax Refund) by the Surviving Corporation or any of its Affiliates (and in no event no later than twenty (20) Business Days after the date of receipt by the Surviving Corporation or any of its Affiliates): (1) pay a portion thereof equal to the Pro Rata Share that is represented by each share of Company Stock converted pursuant to Sections 2.1(c)(i)(Y), 2.1(c)(ii)(Y) or 2.1(c)(iii) to the Payments Administrator for payment to the holder thereof and (2) pay a portion thereof equal to the Pro Rata Share that is represented by each Company Equity Award to the Surviving Corporation for payment to the holder thereof (which amount shall be paid by the Surviving Corporation to such holder with the first payroll payment after the Surviving Corporation’s receipt of such amount and shall be subject to any applicable withholding as provided in Section 2.8).  For the avoidance of doubt, the Buyer shall (in accordance with the Closing Date Allocation Schedule) cause (x) the Surviving Corporation to use any funds distributed to the Surviving Corporation pursuant to this Section 8.4(b) and (y) the Payments Administrator to use any funds distributed to the Payments Administrator pursuant to this Section 8.4(b) to make the payments provided for in this Section 8.4, and such funds shall not be used for any other purpose except as provided in this Agreement.
8.5          Tax-Sharing Agreements. All Tax allocation, Tax sharing or similar agreements to which the Company or any Subsidiary of the Company is a party, on the one hand, and the Company Equityholders or any of their Affiliates is a party, on the other hand, shall be terminated as of the Closing Date, and after the Closing Date, the Company, the Surviving Corporation and their Subsidiaries shall not be bound thereby or have any Liability thereunder.
8.6          Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Aggregate Consideration for Tax purposes, unless otherwise required by Law.
8.7          Tax Indemnity. The Buyer Indemnified Parties shall be entitled to indemnification from the General Escrow Account in accordance with Article IX for: (i) any and all Liability for Taxes of the Company and the Subsidiaries of the Company with respect to any Pre-Closing Tax Period; (ii) any and all Liability of the Company and the Subsidiaries of the Company for Taxes of any member of an affiliated group (other than any of the Company or a Subsidiary of the Company) with which the Company and/or the Subsidiaries of the Company have filed a Tax Return on a consolidated, combined or unitary basis under applicable Laws with respect to Pre-Closing Tax Periods; and (iii) any and all Liability for Taxes payable by the Company Equityholders pursuant to Section 8.3; provided, that no Buyer Indemnified Party shall be entitled to indemnification under this Section 8.7 to the extent that Taxes have been taken into account for purposes of determining Final Purchase Price Adjustment or otherwise in determining the Aggregate Closing Consideration.  Notwithstanding anything to the contrary in this Agreement, the Buyer Indemnified Parties shall not be entitled to indemnification for any

Losses or Liabilities relating to any Taxes with respect to a Post-Closing Tax Period (other than Taxes resulting from a breach of the representations and warranties set forth in Sections 3.8(f), (k) and (o)).
ARTICLE IX

 INDEMNIFICATION
9.1          Indemnification by Company Equityholders from the Escrow Accounts. Subject to the limitations expressly set forth in Section 9.6, the Buyer and its Affiliates (including, following the Closing, the Surviving Corporation and its Subsidiaries) and each of the their respective Representatives (collectively, the “Buyer Indemnified Parties”) shall be entitled to indemnification from the General Escrow Account with respect to claims for indemnification pursuant to Sections 9.1(a), 9.1(b) and 9.1(c) and from the Venezuela Escrow Account for claims pursuant to Sections 9.1(c), for the monetary value of any and all Losses incurred or suffered by the Buyer Indemnified Parties directly or indirectly arising out of, relating to or resulting from any of the following:
(a)          any inaccuracy in or breach of any representation or warranty or other statement of the Company contained in this Agreement, the Company Disclosure Schedule, any Ancillary Agreement or in any certificate, instrument or other document delivered by or on behalf of the Company pursuant to this Agreement or any Ancillary Agreement;
(b)          any nonfulfillment, nonperformance or other breach of any covenant or agreement of the Company required to be fulfilled or performed prior to the Closing contained in this Agreement, the Company Disclosure Schedule, any Ancillary Agreement or in any certificate, instrument or other document delivered by or on behalf of the Company pursuant to this Agreement or any Ancillary Agreement;
(c)          any Venezuela Escrow Claim Event.
This Section 9.1 shall not apply to Liabilities relating to Taxes, as to which Section 8.7 shall govern.
9.2          Indemnification by the Buyer. Subject to the limitations expressly set forth in Section 9.6, the Buyer shall indemnify and hold harmless the Company Equityholders from and against, and shall pay to the Company Equityholders the monetary value of any and all Losses incurred or suffered by the Company Equityholders directly or indirectly arising out of, relating to or resulting from any of the following:
(a)          any inaccuracy in or breach of any representation or warranty or other statement of the Buyer or the Transitory Subsidiary contained in this Agreement, any Ancillary Agreement or in any certificate, instrument or other document delivered by the Buyer or the Transitory Subsidiary pursuant to this Agreement or any Ancillary Agreement;

(b)          any nonfulfillment, nonperformance or other breach of any covenant or agreement of the Buyer or the Transitory Subsidiary contained in this Agreement, any Ancillary Agreement or in any certificate, instrument or other document delivered by the Buyer or the Transitory Subsidiary pursuant to this Agreement or any Ancillary Agreement; and
(c)          any and all Liability for Taxes payable by the Buyer pursuant to Section 8.3.
9.3          Claim Procedure.
(a)          Any party hereto that seeks indemnity under Article VIII or this Article IX (an “Indemnified Party”) shall give written notice (a “Claim Notice”) to the party hereto from whom indemnification is sought (an “Indemnifying Party”) containing (i) a description and the estimated amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party only if and to the extent such Loss can be estimated, (ii) a reasonably detailed explanation of the basis for the Claim Notice to the extent of the facts then known by the Indemnified Party and (iii) a demand for payment of those Losses in accordance with the terms hereof, the General Escrow Agreement and the Venezuela Escrow Agreement, as applicable.
(b)          Within 30 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall either:
(i)          agree that the Indemnified Party is entitled to receive all of the Losses at issue in the Claim Notice; or
(ii)          dispute the Indemnified Party’s entitlement to indemnification by delivering to the Indemnified Party a written notice (an “Objection Notice”) setting forth in reasonable detail each disputed item, the basis for each such disputed item and certifying that all such disputed items are being disputed in good faith.
(c)          If the Indemnifying Party fails to take either of the foregoing actions within 30 days after delivery of the Claim Notice, then the Indemnifying Party shall be deemed to have irrevocably accepted the Claim Notice and the Indemnifying Party shall be deemed to have irrevocably agreed to pay the Losses at issue in the Claim Notice.
(d)          If the Indemnifying Party delivers an Objection Notice to the Indemnified Party within 30 days after delivery of the Claim Notice, then the parties hereto shall use their reasonable efforts to resolve the disputed items. If they are unable to do so within 15 Business Days of the date of receipt by the Indemnified Party of the Objection Notice or such longer period as may be agreed between the parties hereto, then the amount of the Losses at issue in the Claim Notice (less the amount, if any, acknowledged in the Objection Notice by the Indemnifying Party as due the Indemnified Party), shall be treated as a disputed claim to be settled pursuant to Section 12.10.

(e)          Any payments required to be made to a Buyer Indemnified Party pursuant to Article VIII or this Article IX (other than with respect to indemnification claims made by a Buyer Indemnified Party pursuant to Section 9.1(c)) by the Company Equityholders shall be made solely by resort to the General Escrow Fund. Any payments required to be made to a Buyer Indemnified Party pursuant to Section 9.1(c) by the Company Equityholders shall be made solely by resort first to the Venezuela Escrow Fund, and if insufficient to satisfy the entire amount of such payment, then to the General Escrow Fund. Any indemnification of the Company Equityholders pursuant to this Article IX shall be effected by wire transfer of immediately available funds to an account designated by the Payments Administrator. All indemnification payments to be received by the Company Equityholders in accordance with this Article IX shall be allocated among the Company Equityholders in accordance with their Applicable Pro Rata Indemnification Percentage as set forth on the Closing Date Allocation Schedule.
(f)          The indemnification payments referenced in Section 9.3(e) shall be made within five Business Days after the date on which (i) the amount of such payments are determined by mutual agreement of the Buyer and the Company Equityholder Representative, (ii) the amount of such payments are determined pursuant to Section 9.3(c) if an Objection Notice has not been timely delivered in accordance with Section 9.3(b) or (iii) both such amount and the Indemnifying Party’s obligation to pay such amount have been determined by a final Order of a court having jurisdiction over such Proceeding as permitted by Section 12.10 if an Objection Notice has been timely delivered in accordance with Section 9.3(b).
(g)          Upon expiration of the General Escrow Period, the Company Equityholder Representative and the Buyer shall promptly prepare, execute and deliver joint written instructions to the Escrow Agent to disburse to the Payments Administrator for distribution to the Company Equityholders (in accordance with their Applicable Pro Rata Indemnification Percentage) the remainder of the General Escrow Fund (if any), less any Pending Claims Amount. Amounts remaining in the General Escrow Fund after the expiration of the General Escrow Period on account of a disputed or otherwise outstanding claim shall be released from time to time by the Escrow Agent to the Buyer Indemnified Parties or the Payments Administrator for distribution to the Company Equityholders (in accordance with their Pro Rata Share), as applicable, within five (5) Business Days after the date on which (i) the amount of any payment required to be made on account of such disputed claim is determined by mutual agreement of the Buyer and the Company Equityholder Representative or (ii) both such amount and the Indemnifying Party’s obligation to pay such amount have been determined by a final Order of a court having jurisdiction over such Proceeding as permitted by Section 12.10. Any cash payments to be made as a result of this Section 9.3(g) shall be paid within five (5) Business Days of the final determination of such amounts by wire transfer of immediately available funds.
(h)          For purposes of this Section 9.3 and Section 9.4, (i) with respect to indemnification from the Escrow Accounts pursuant to Section 9.1, any references to the Indemnifying Party (except provisions relating to an obligation to make (which for the avoidance of doubt shall be limited to the Escrow Accounts) or a right to receive any payments) shall be deemed to refer to the Company Equityholder Representative and (ii) if the Company Equityholders comprise the Indemnified Party, any references to the Indemnified Party (except provisions relating to an obligation to make or a right to receive any payments) shall be deemed to refer to the Company Equityholder Representative.
(i)          Notwithstanding any provision in this Article IX to the contrary, the Buyer shall not be required to provide a Claim Notice to the Company Equityholder Representative, permit the Company Equityholder Representative to assume the defense of or obtain the Company Equityholder Representative’s consent in connection with the settlement or other resolution of any claim to be satisfied exclusively under the Policy.
9.4          Third Party Claims.
(a)          Without limiting the general application of the other provisions of this Article IX, if another Person not a party to this Agreement alleges facts that, if true, would mean that a party hereto has breached its representations and warranties in this Agreement, the party hereto for whose benefit the representations and warranties are made shall be entitled to indemnity for those allegations and demands and related Losses under and pursuant to this Article IX. If the Indemnified Party seeks indemnity under Article VIII or this Article IX in respect of, arising out of or involving a claim or demand, whether or not involving a Proceeding, by another Person not a party to this Agreement (a “Third Party Claim”), then the Indemnified Party shall include in the Claim Notice (i) notice of the commencement or threat of any Proceeding relating to such Third Party Claim and (ii) the facts constituting the basis for such Third Party Claim and the amount of the damages claimed by the other Person, in each case to the extent known to the Indemnified Party. Notwithstanding the foregoing, no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any Liability or obligation under this Agreement except to the extent the Indemnifying Party has suffered actual Losses directly caused by the delay or other deficiency.
(b)          Subject to any consent rights of any insurer or other limitations in the Policy, within 30 days after the Indemnified Party’s delivery of a Claim Notice under this Section 9.4, the Indemnifying Party may assume control of the defense of such Third Party Claim by giving to the Indemnified Party written notice of the intention to assume such defense, but if and only if the Indemnifying Party further:
(i)          acknowledges in writing to the Indemnified Party that any Losses that may be assessed in connection with the Third Party Claim constitute Losses for which the Indemnified Party shall be indemnified pursuant to Article VIII or this Article IX without contest or objection and that the Indemnifying Party shall advance all expenses and costs of defense; and
(ii)          retains counsel for the defense of the Third Party Claim satisfactory to the Indemnified Party (not to be unreasonably withheld).

However, with respect to claims for indemnification under Article VIII or Section 9.1, in no event may the Indemnifying Party assume, maintain control of, or participate in, the defense of any Third Party Claim (A) involving any criminal or quasi-criminal Proceeding or Liability or any Proceeding by any Governmental Entity (other than a Proceeding related to Taxes for Pre-Closing Tax Periods, in which case (I) the General Escrow Fund on behalf of the Company Equityholders as the Indemnifying Party shall bear all costs associated with their control, assumption or defense of, or participation in, such Proceeding, and (II) the Buyer Indemnified Party may at its option participate (at its expense) in any such Proceeding controlled, assumed or defended by the Indemnifying Party), including any Proceeding related to any Venezuela Contract, (B) the Indemnified Party reasonably believes an adverse determination with respect to such Third Party Claim would be materially detrimental to or materially injure the relationships of the Company or any of its Subsidiaries with any customer set forth on Section 3.20 of the Company Disclosure Schedule,  (C) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party, (D) the Indemnified Party reasonably believes that the Losses relating to such Third Party Claim would (1) not exceed the Basket or (2) exceeds the maximum amount that the Indemnified Party could then be entitled to recover from the General Escrow Fund, (E) in which any relief other than monetary damages is sought against the Indemnified Party (including injunctive relief, specific performance or any other equitable relief), or (F) (1) the assumption of the defense by the Indemnifying Party could cause any Buyer Indemnified Party to lose coverage under the Policy or (2) a Buyer Indemnified Party or any insurer is required to assume the defense of such Third Party Claim pursuant to the Policy (collectively, clauses (A) through (F), the “Special Claims”). An Indemnifying Party shall lose any previously acquired right to control the defense of any Third Party Claim if for any reason the Indemnifying Party ceases to actively, competently and diligently conduct such defense.
(c)          If the Indemnifying Party does not, or is not able to, assume or maintain control of the defense of a Third Party Claim in compliance with Section 9.4(b), the Indemnified Party shall have the right to control the defense of the Third Party Claim. If the Indemnified Party controls the defense of the Third Party Claim, the Indemnifying Party agrees to pay to the Indemnified Party promptly upon demand from time to time all attorneys’ fees and other costs and expenses of defending the Third Party Claim, subject to the limitations set forth in Section 9.6. To the extent that the Third Party Claim does not constitute a Special Claim described in clauses (A) or (C) of such definition, the party hereto not controlling the defense (the “Noncontrolling Party”) may participate therein at its own expense. However, if the Indemnifying Party assumes control of such defense as permitted above and the Indemnified Party concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to the Third Party Claim, then the fees and expenses of counsel to the Indemnified Party shall be considered and included as “Losses” for purposes of this Agreement. The party hereto controlling the defense (the “Controlling Party”) shall reasonably advise the Noncontrolling Party of the status of the Third Party Claim and the defense thereof and, with respect to any Third Party Claim that does not relate to a Special Claim described in clauses (A) or (C) of such definition, the Controlling Party shall consider in good faith recommendations made by the Noncontrolling Party. The Noncontrolling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Claim and related Proceedings (including copies of any summons, complaint or other pleading which may have been served on such Party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist in the defense of the Third Party Claim.
(d)          Neither the Company Equityholders nor the Company Equityholder Representative shall agree to any settlement of, or the entry of any judgment arising from, any Third Party Claim without the prior written consent of the Buyer, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Buyer shall not be required if the Company Equityholder Representative, on behalf of all of the Company Equityholders, agrees in writing that any amounts payable pursuant to such settlement or judgment shall be paid out of the  applicable Escrow Account and such settlement or judgment includes a complete release of the Buyer from further liability and has no other adverse effect on the Buyer. The Buyer may agree to any settlement of, or the entry of any judgment arising from, any Third Party Claim without the prior written consent of the Company Equityholder Representative; provided that such compromised or settled amount shall not constitute evidence of the actual amount of Losses for which the Company Equityholders shall be liable unless such compromise or settlement is entered into with the consent of the Company Equityholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed).  Notwithstanding the forgoing, in no event shall the Indemnified Party have any Liability with respect to any compromise or settlement of, or the entry of any Order arising from, any Third Party Claim effected without its consent.
9.5          Survival.
(a)          All representations and warranties contained in this Agreement, the Company Disclosure Schedule, any Ancillary Agreement or in any certificate, instrument or other document delivered pursuant to this Agreement shall survive the Closing, irrespective of any facts known to any Indemnified Party at or prior to the Closing or any investigation at any time made by or on behalf of any Indemnified Party, for a period of twelve (12) months from the Closing Date. The right of an Indemnified Party to assert a claim for indemnification relating to the breach of any covenant or agreement contained in this Agreement to the extent required to be performed or complied with on or prior to the Closing Date shall survive the Closing, irrespective of any facts known to any Indemnified Party at or prior to the Closing or any investigation at any time made by or on behalf of any Indemnified Party, for a period of twelve (12) months from the Closing Date.
(b)          All claims for indemnification under Section 8.7, Section 9.1(a), Section 9.1(b) or Section 9.2 must be asserted prior to the expiration of the applicable survival period set forth in Section 9.5(a) and all claims for indemnification pursuant to Section 9.1(c) shall survive until the final disbursement of all remaining funds in the Venezuela Escrow Account to the Buyer pursuant to Section 2.6(c)(v); provided, however, that if an Indemnified Party delivers to an Indemnifying Party, before expiration of the applicable survival period, either a Claim Notice based upon a breach of any such representation or warranty, or a notice that, as a result of a claim or demand made by a Person not a party to this Agreement, the Indemnified Party reasonably expects to incur Losses, right to indemnification shall survive until, but only for purposes of, the resolution of the matter covered by such notice.
(c)          All of the covenants, agreements and obligations of the parties hereto contained in this Agreement that by their terms apply or are to be performed subsequent to the Closing shall survive in accordance with their terms or until fully performed, fulfilled or otherwise waived.
9.6          Limitations of Liability.
(a)          For the avoidance of doubt, a Buyer Indemnified Party shall be entitled to recover 100% of any Losses with respect to which such Buyer Indemnified Party is entitled to indemnification under this Agreement from the General Escrow Fund or the Venezuela Escrow Fund, as applicable, in accordance with Section 2.1(e) without regard to the Applicable Pro Rata Indemnification Percentage of any Company Equityholder or application of concepts of several liability. From and after the Closing, the sole and exclusive remedy of the Buyer Indemnified Parties for any matter arising out of the transactions contemplated by this Agreement shall be pursuant to the indemnification obligations set forth in Section 8.7 and Article IX , and, other than the General Escrow Amount and the Venezuela Escrow Amount, the sole and exclusive remedy of the Buyer Indemnified Parties with respect to the indemnification obligations set forth in Section 8.7 and Article IX shall be limited to the Policy.
(b)          Subject to this Section 9.6, the indemnification obligations (i) under Section 9.1(a) shall not apply unless and until the aggregate Losses for which they would otherwise be applicable under this Agreement exceed four million dollars ($4,000,000) (the “Basket”) in which case they shall only apply for the amount by which such aggregate Losses exceeds the Basket and shall be recoverable (subject to the other limitations contained herein) and (ii) under Sections 8.7 and 9.1(a) shall not exceed $4,000,000 except the Specified Liabilities, which shall not exceed the General Escrow Amount (the “Cap”); provided, however, that the Basket shall not apply to any indemnification obligations with respect to a breach of the Company Fundamental Representations. For the avoidance of doubt, (A) the Basket shall not apply to any claims under Section 8.7 and (B) subject to Section 9.6(d), no Company Equityholder shall have any liability under this Agreement beyond the amounts contained in the Escrow Accounts.
(c)          For purposes of (i) determining whether a breach of a representation and warranty has occurred and (ii) calculating the amount of Losses recoverable by an Indemnified Party as a result of a breach of a representation or warranty of a party hereto set forth herein, all “Material Adverse Effect,” “in all material respects,” “material”, “materially” or other similar qualifiers set forth in the applicable representation and warranty shall be disregarded.

(d)          Notwithstanding any other provision of this Agreement, nothing in this Agreement limits the liability of any Company Equityholder for fraud in the event that such Company Equityholder has willingly and knowingly committed fraud against the Buyer, with the specific intent to deceive and mislead the Buyer, regarding the representations and warranties in this Agreement. For the avoidance of doubt, nothing in this Agreement shall limit the right of the Buyer Indemnified Parties to make claims against the Policy.
9.7          No Right of Indemnification or Contribution. No Company Equityholder has any right of indemnification or contribution against the Surviving Corporation or any of its Subsidiaries with respect to any breach by the Company of any of its representations, warranties, statements, covenants or agreements contained in this Agreement, the Company Disclosure Schedule, any Ancillary Agreement or in any certificate, instrument or other document delivered by or on behalf of the Company pursuant to this Agreement or any Ancillary Agreement, whether by virtue of any contractual or statutory right of indemnity or otherwise, and all claims to the contrary are hereby waived and released.
9.8          Effect of Knowledge. A Buyer Indemnified Party’s right to indemnification or other remedies based upon the representations and warranties and covenants and agreements of the Company shall not be affected by any investigation or knowledge of the Buyer Indemnified Party or its representatives or any waiver by the Buyer Indemnified Party of any condition based on the accuracy of any representation or warranty, or compliance with any covenant or agreement. Such representations and warranties and covenants and agreements shall not be affected or deemed waived by reason of the fact that the Buyer Indemnified Party knew or should have known that any representation or warranty might be inaccurate or that Company failed to comply with any agreement or covenant. Any investigation by any Buyer Indemnified Party shall be for its own protection only and shall not affect or impair any right or remedy hereunder.
9.9          Representations and Warranties Policy. The Company Equityholder Representative, for itself and on behalf of the Company Equityholders, acknowledges that the Buyer is entering into the Policy and that, in connection therewith, a Buyer Indemnified Party may make claims for the same Loss or series of related Losses under this Article IX or Article VIII, subject to the limitations set forth in this Article IX or Article VIII, and the Policy.  The Company Equityholder Representative for itself and on behalf of the Company Equityholders, further acknowledges and agrees that the denial of any claim by any Buyer Indemnified Party under the Policy shall not be construed as, or used as evidence that, such Buyer Indemnified Party is not entitled to indemnification under Article VIII or this Article IX, subject to the limitations set forth in Article VIII or this Article IX.

ARTICLE X

 TERMINATION AND AMENDMENT
10.1          Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 10.1(b) through 10.1(g), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after receipt of the Company Shareholder Approval:
(a)          by mutual written consent of the Buyer, the Transitory Subsidiary and the Company; or
(b)          by either the Buyer or the Company if the Merger shall not have been consummated by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a party if the failure of the Merger to have been consummated on or before the Outside Date was primarily due to the failure of such party to perform any of its material obligations under this Agreement; or
(c)          by either the Buyer or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final Order or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or
(d)          by the Buyer, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied and (ii) shall not have been cured or waived, or cannot be cured, within 15 calendar days following receipt by the Company of written notice of such breach or failure to perform from the Buyer; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to the Buyer if the Buyer or the Transitory Subsidiary is then in breach of this Agreement, which breach or failure to perform would cause the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied; or
(e)          by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Buyer or the Transitory Subsidiary set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied and (ii) shall not have been cured or waived, or cannot be cured, within 15 calendar days following receipt by the Buyer of written notice of such breach or failure to perform from the Company; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to the Company if the Company is then in breach of this Agreement, which breach or failure to perform would cause the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied; or

(f)          by either the Buyer or the Company, if the Company Shareholder Approval shall not have been obtained at the Meeting; provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 10.1(f) if the failure to obtain such Company Shareholder Approval results from a material breach of any covenant set forth in this Agreement by such party at or prior to the Effective Time; or
(g)          by the Buyer, prior to the Company Shareholder Approval, if a Change of Recommendation shall has occurred.
10.2          Effect of Termination.
(a)          If, but only if,
(i)          this Agreement is terminated by the Buyer pursuant to Section 10.1(g);
(ii)          this Agreement is terminated by either the Buyer or the Company pursuant to Section 10.1(f) and after the execution of this Agreement a Change of Recommendation has occurred; or
(iii)          (A) this Agreement is terminated by either the Buyer or the Company pursuant to Section 10.1(b) or Section 10.1(f), (B) the Company shall have received for the first time after the date of this Agreement and prior to such termination an Acquisition Proposal and (C) within eighteen (18) months after such termination, either (1) the Company enters into a definitive agreement with respect to a Qualifying Transaction which is subsequently consummated, or (2) a Qualifying Transaction is consummated;
then the Company shall pay to the Buyer a termination fee in the amount of thirty-six million dollars ($36,000,000) (the “Company Termination Payment”), without offset or deduction of any kind, within two (2) Business Days following such termination (in the case of clause 10.2(a)(i)) or within two (2) Business Days following the consummation of a Qualifying Transaction (in the case of clause 10.2(a)(ii)) by wire transfer of immediately available funds.  Notwithstanding anything to the contrary in this Agreement, if the Company Termination Payment is paid following the termination of this Agreement, such payment shall, except in the case of a Company Willful Breach with respect to the Company’s obligations pursuant to Section 6.1, Section 6.2 or Section 6.12, constitute liquidated damages and shall constitute the sole and exclusive remedy of the Buyer against the Company or any of its direct or indirect, former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Affiliates or assignees (collectively, the “Company Related Parties”) for all losses suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

(b)          In addition to any Company Termination Payment due pursuant to Section 10.2(a)(iii), if this Agreement is terminated by either the Buyer or the Company pursuant to Section 10.1(f) without a Change of Recommendation having occurred or without consummation of a Qualifying Transaction within eighteen (18) months of the termination of this Agreement, then the Company shall reimburse the Buyer for all fees and expenses incurred by the Buyer in connection with this Agreement and the transactions contemplated hereby within two (2) Business Days following demand by the Buyer by wire transfer of immediately available funds.
(c)          In the event of the valid termination of this Agreement as provided in Section 10.1, the Agreement shall immediately become void and there shall be no Liability on the part of the Buyer, the Company, the Transitory Subsidiary or their respective officers, directors, shareholders or Affiliates; provided, that (a) any such termination shall not relieve any party from Liability for damages (including, in the case of damages sought by the Company, damages based on the consideration payable to the Company Equityholders pursuant to this Agreement) for fraud willing and knowingly committed against the other party with the specific intent to deceive and mislead such other party, Buyer Willful Breach or Company Willful Breach, as the case may be, including such party’s obligation to close if it was otherwise obligated to do so under the terms of this Agreement, (b) any such termination shall not relieve any person from Liability under the Shareholder Support Agreements and (c) each of Section 3.22 (Brokers), Section 4.8 (Brokers), Section 5.3 (Confidentiality), Section 6.5 (Public Disclosure), this Section 10.2 (Effect of Termination), Section 10.3 (Fees and Expenses), Article XII (Miscellaneous) (except for Section 12.9 (Remedies)) (in each case including the respective meanings ascribed to the related capitalized terms in Article XI (Definitions)) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.  Nothing shall limit or prevent any party from exercising any rights or remedies it may have under Section 12.9 hereof in lieu of terminating this Agreement pursuant to Section 10.1.
10.3          Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated. The Buyer shall pay all fees and expenses relating to the Escrow Agent. The Buyer and the Company shall each pay fifty percent (50%) of the filing fees under the HSR Act and to the German Federal Cartel Office.
10.4          Amendment. Except as otherwise provided in Section 12.13, this Agreement may be amended by the Buyer, the Company and the Company Equityholder Representative (it being acknowledged and agreed that prior to the Effective Time, the Company Equityholder Representative shall not unreasonably withhold consent to an amendment unrelated to the terms of service of the Company Equityholder Representative), by action taken or authorized by their respective boards of directors (provided, that in the case of the Company Equityholder Representative, such express authorization shall not be required by the Company Equityholder Representative’s board of directors), at any time prior to the filing of Articles of Merger with the

Secretary of the Commonwealth of Massachusetts, provided that an amendment made subsequent to the execution of this Agreement shall not (a) change the amount or kind of shares or other securities, interests, obligations, rights to acquire shares or other securities, cash or other property to be received by the shareholders of any party to this Agreement upon conversion of their shares or interests under this Agreement; (b) change the articles of organization of the Surviving Corporation, except for changes permitted by Section 10.05 of Chapter 156D; or (c) change any of the other terms or conditions of this Agreement if such change would adversely affect such shareholders in any material respect.
10.5          Extension; Waiver. At any time prior to the Effective Time, the Buyer and the Company, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
ARTICLE XI

 DEFINITIONS
11.1          Definitions. For purposes of this Agreement, each of the following terms has the meaning set forth below.
“280G Assumptions” means: (i) all payments that could be considered “parachute payments” as defined in Code Section 280G(b)(2) with respect to the transactions contemplated by this Agreement are made at the highest potential payment amount at the time of Closing, whether or not actually paid; (ii) only those payments and benefits from the Company or any Subsidiary of the Company pursuant to arrangements in effect as of the Closing Date and any other payments and benefits of which the Company has actual knowledge as of the date of this Agreement shall be considered “parachute payments” as defined in Code Section 280G(b)(2) and no other payments shall be taken into account in determining whether such payments are parachute payments, (iii) any payments made to any individual are taxable to the individual at the highest state, local and federal tax rate in effect for the year in which the Closing occurs; (iv) the amount of any gross-up payments required to be made under any agreement with any individual are calculated in accordance with (i), (ii), and (iii) above; and (v) all amounts determined in accordance with (i)-(iv) above which could constitute “excess parachute payments” as defined in Code Section 280G(b)(1) would have been fully deductible by the applicable payor at the highest applicable state, local and federal tax rate in effect for the year in which the Closing occurs.
“280G Losses” means, unless otherwise waived and submitted to a vote described in Section 6.9(c), an amount equal to (i) the amount of any gross-up payment that could be required to be made to any individual under any agreement as a result of any Tax under Code Section 4999 imposed on such individual, plus, (ii) the value of any deduction which could be lost as a result of the application of Code Section 280G, plus (iii) any employer paid employment taxes which could payable as a result of any payment described in (i) above, in each case determined in accordance with the 280G Assumptions.
“Accounting Methodologies” means the accounting methods, policies, practices, procedures, with consistent classifications, judgements and estimation methodologies used set forth on Exhibit C.
“Acquisition Proposal” means any bona fide, written inquiry, offer or proposal made by any Person or Persons other than the Buyer, the Transitory Subsidiary any controlled Affiliate thereof or any Affiliate of the Company relating to, in a single transaction or a series of related transactions, other than in the transactions contemplated by this Agreement, any (i) purchase or other acquisition, directly or indirectly, of twenty-five (25%) or more of the issued and outstanding Company Common Stock, including pursuant to a merger, amalgamation, consolidation or other business combination, joint venture, recapitalization, sale of capital stock, issuance of securities, or other similar transaction involving the Company, (ii) purchase or other acquisition, directly or indirectly, of twenty-five percent (25%) or more of the assets (including the capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, (iii) the issuance by the Company of securities representing more than twenty-five (25%) of any class of its outstanding voting securities or (iv) a liquidation, dissolution or other winding up of the Company or, to the extent representing twenty-five percent (25%) or more of the assets (including the capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, one or more Subsidiaries of the Company.
“Affiliate” means any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended.
“Aggregate Closing Consideration” means an amount in cash equal to (a) the Base Purchase Price, plus (b) the aggregate exercise price or measurement price of all Company Equity Awards outstanding as of immediately prior to the Effective Time, plus (c) the Estimated Purchase Price Adjustment (which for the avoidance of doubt may be a positive or negative number), minus (d) the Escrow Amounts, and minus (e) the Company Equityholder Representative Expense Amount.
“Aggregate Common Stock Closing Consideration” means the Aggregate Closing Consideration, minus the Aggregate Common 123 Liquidation Amount.

“Aggregate Common 123 Liquidation Amount” means the aggregate amounts payable pursuant to Sections 2.1(c)(i) and (ii), but only to the extent that the shares of Class C-1 Common Stock, Class C-2 Common Stock and Class C-3 Common Stock are converted into the amounts described in clause (X) of such Sections (and for the avoidance of doubt, Aggregate Common 123 Liquidation Amount shall be zero with respect to any shares that are converted into the amounts described in clause (Y) of such Sections).
“Aggregate Consideration” means the sum of (a) the Aggregate Closing Consideration, plus (b) any Future Payments that become payable in accordance with the terms of this Agreement or the Escrow Agreement.
“Agreement” has the meaning set forth in the first paragraph of this Agreement.
“Ancillary Agreements” means the Escrow Agreements, the Shareholder Support Agreements, the Payments Administration Agreement and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement.
“Anti-Corruption Laws” has the meaning set forth in Section 3.24(a).
“Antitrust Laws” means the HSR Act, as amended, the Sherman Act, as amended, the Clayton Act, the Federal Trade Commission Act, the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) and any other applicable Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.
“Antitrust Order” means any Order (whether temporary, preliminary or permanent) issued under or with respect to any Antitrust Laws.
“Applicable Pro Rata Indemnification Percentage” means, with respect to each Company Equityholder, the percentage of each of the General Escrow Amount and the Venezuela Escrow Amount paid by each Company Equityholder, as set forth on the Closing Date Allocation Schedule.
“Articles of Merger” means the Articles of Merger Involving Domestic Entities of Merger.
 “Available Cash” has the meaning set forth in Section 4.5(e).
“Bankruptcy and Equity Exception” means the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
“Base Purchase Price” means eight hundred million dollars ($800,000,000).
“Basket” has the meaning set forth in Section 9.6(b).

“Bid” means any outstanding bid, quotation or proposal by the Company or any of its Subsidiaries that if accepted or awarded could lead to a Government Contract.
“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in Boston, Massachusetts are permitted or required by Law or Order to remain closed.
“Buyer” has the meaning set forth in the first paragraph of this Agreement.
“Buyer Employee Plan” means any Employee Benefit Plan for the benefit of, or relating to, any current or former employee of the Buyer or any of its Subsidiaries.
“Buyer Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Authority) and Section 4.8 (Brokers).
“Buyer Indemnified Parties” has the meaning set forth in Section 9.1.
“Buyer Material Adverse Effect” means any Change that has a material adverse effect on the ability of the Buyer or the Transitory Subsidiary to consummate, including any Change that results in any material delay in the Buyer’s ability to consummate, the transactions contemplated by this Agreement.
“Buyer Willful Breach” means the breach by the Buyer or the Transitory Subsidiary of a covenant or obligation of the Buyer or the Transitory Subsidiary under this Agreement where: (a) such covenant or obligation is material to the ability of the Buyer or the Transitory Subsidiary to timely consummate the transactions contemplated by this Agreement or otherwise perform its obligations under this Agreement; (b) the Buyer or the Transitory Subsidiary shall have materially and willfully breached such covenant or obligation; (c) the breach of such covenant or obligation shall not have been cured in all material respects; and (d) Max H. Mitchell, Richard A. Maue, Kristian R. Salovaara or Louis V. Pinkham had actual knowledge, at the time of such breach of such covenant or obligation, (i) that the Buyer or the Transitory Subsidiary was breaching such covenant or obligation and (ii) of the consequences of such breach under this Agreement.
“C-1 and C-2 Initial Consideration” has the meaning set forth in Section 2.1(c)(i).
“C-3 Initial Consideration” has the meaning set forth in Section 2.1(c)(ii).
“Cap” has the meaning set forth in Section 9.6(b).
“Certificate” means a certificate which as of immediately prior to the Effective Time represented outstanding shares of Company Stock.

“Change” means any change, facts, event, circumstance or development, with or without notice, lapse of time or both.
“Change of Recommendation” has the meaning set forth in Section 6.1(d).
“Chapter 156D” has the meaning set forth in Section 1.3.
“Claim Notice” has the meaning set forth in Section 9.3(a).
“Closing” means the closing of the transactions contemplated by this Agreement.
“Closing Cash” means all cash and investment securities with original maturities of 90 calendar days or less held by the Company or any of its Subsidiaries as of 12:01 a.m., local time, on the Closing Date, calculated on a basis consistent with the Accounting Methodologies and including (i) deposits in transit and cash drawn against the agreements described in clauses (a) and (c) of the definition of Malta Debt Agreements and (ii) Sequestered Collections and Sequestered Inventory Collections, but excluding outstanding checks and any cash the use of which is restricted as of 12:01 a.m., local time on the Closing Date. For the avoidance of doubt, the determination of Closing Cash shall exclude Closing Indebtedness, Closing Net Working Capital, Company Transaction Expenses, Tax assets and Tax Liabilities.
“Closing Date” means the later to occur of (a) January 10, 2018, and (b) the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than the delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing).
“Closing Date Allocation Schedule” means a schedule, prepared by the Company substantially in the format included in Exhibit D and dated as of the Closing Date (as such schedule may be updated, corrected, amended or modified in accordance with Section 2.7(a) from time to time after the Effective Time), setting forth, for each Company Equityholder: (a) such Company Equityholder’s name and address; (b) the number of shares of each class of Company Stock held as of the Closing Date by such Company Equityholder; (c) to the extent such Company Equityholder holds shares of Company Series B Preferred Stock, the number of shares of Company Common Stock issuable upon conversion of the shares of each such series of Company Series B Preferred Stock (assuming such conversion occurs as of immediately prior to the Effective Time) in accordance with Section 2.1 of the Company Articles of Organization; (d) the number of shares of Company Common Stock subject to Company Equity Awards outstanding immediately prior to the Effective Time (after giving effect to the full acceleration of vesting in connection with the transactions contemplated by this Agreement or otherwise) held by such Company Equityholder (and, if applicable, the exercise price or measurement price thereof); (e) the amount to be paid to such Company Equityholder pursuant to Section 2.1(c) and pursuant to Section 2.5; (f) the portion of the Aggregate Closing Consideration attributable to such Company Equityholder’s Company Stock and Company Equity Awards; and (g) the portion of any Future Payments attributable to such Company Equityholder’s Company Stock and Company Equity Awards.
“Closing Indebtedness” means all consolidated Indebtedness of the Company and its Subsidiaries to the extent outstanding at the Effective Time, to the extent not paid pursuant to Section 2.1(d)(ii)(D), calculated on a basis consistent with the Accounting Methodologies.
“Closing Net Working Capital” means the current assets of the Company and its Subsidiaries on a consolidated basis as of 12:01 a.m., Eastern time, on the Closing Date (defined by reference to only the line items noted in the Accounting Methodologies), less the current Liabilities of the Company and its Subsidiaries on a consolidated basis as of 12:01 a.m. Eastern time as of the Closing Date (defined by reference to only the line items noted in the Accounting Methodologies), calculated on a basis consistent with the Accounting Methodologies; provided, that for the purposes of calculating Net Working Capital, current assets shall exclude cash and investment securities with original maturities of 90 calendar days or less held by the Company or any of its Subsidiaries (to the extent deducted from the Aggregate Closing Consideration); provided that for the avoidance of doubt, the determination of Closing Net Working Capital shall exclude Closing Cash, the aggregate exercise price or measurement price of all Company Equity Awards outstanding as of immediately prior to the Effective Time, Closing Indebtedness, Company Transaction Expenses, Tax assets and Tax Liabilities.
“Closing Payment Certificate” means a certificate, prepared by the Company in the format included in Exhibit E, signed on behalf of the Company by an executive officer of the Company, which (a) sets forth (i) a calculation of the Series B Liquidation Amount, (ii) a calculation of the payments to be made by the Buyer in accordance with Section 2.1(d)(ii), (iii) the identity of each Person entitled to a payment pursuant to Section 2.1(d)(ii), (iv) the amount due to each such Person and (v) the applicable wire instructions for the account or accounts of such Person and (b) attaches the Closing Date Allocation Schedule as a schedule thereto.
“Closing Stock Consideration” means the Aggregate Closing Consideration, minus the aggregate portion thereof payable in respect of Company Equity Awards pursuant to Section 2.5, minus the aggregate exercise price or measurement price of all Company Equity Awards outstanding as of immediately prior to the Effective Time.
“Closing Venezuela Inventory” means the Inventory listed on the Company’s balance sheet as at the Closing Date that is attributable to the Company’s production of currency for the Venezuelan Government pursuant to any Venezuela Contract, calculated on a basis consistent with the Accounting Methodologies.
“Closing Venezuela Receivables” means the accounts receivable owed by the Venezuelan Government to the Company or its Subsidiaries as at the Closing Date, calculated on a basis consistent with the Accounting Methodologies.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, 29 U.S.C. §1161 et seq.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the first paragraph of this Agreement.
“Company Articles of Organization” means the restated articles of organization of the Company, as amended or restated from time to time and in effect immediately prior to the Effective Time.
“Company Balance Sheet” means the Company’s unaudited consolidated balance sheet as of September 30, 2017.
“Company Board” means the board of directors of the Company.
“Company Board Recommendation” has the meaning set forth in Section 3.4(a).
“Company Common Stock” has the meaning set forth in Section 3.2(a).
“Company Debt Agreements” means the Malta Debt Agreements and: (a) the $140,000,000 Credit Agreement dated as of December 1, 2016, between the Company, each of the other loan parties thereto, the lenders party thereto, JP Morgan Chase Bank, N.A., Keybank National Association and Citizens Bank; (b) the Pledge and Security Agreement dated December 1, 2016, between the Company, Crane Security Technologies, Inc., Visual Physics, LLC, Crane Currency US, LLC and JPMorgan Chase Bank, N.A.; (c) the Trademark Security Agreement dated as of December 1, 2016, between the Company, Visual Physics, LLC and JPMorgan Chase Bank, N.A.; (d) the Copyright Security Agreement, dated as of December 1, 2016, between the Company and JPMorgan Chase Bank, N.A.; (e) the Patent Security Agreement dated as of December 1, 2016, between the Company, Crane Security Technologies, Inc., Visual Physics, LLC and JPMorgan Chase Bank, N.A.; and (f) the SEK 800,000,000 Multi Option Facility dated June 22, 2017, between Crane AB and Danske Bank, A/S, Danmark, Sverige Filial (the “Multi Option Facility”) solely with respect to drawn Indebtedness thereunder and not with respect to letters of credit or retirement of the facility.
“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to the Buyer and the Transitory Subsidiary and dated as of the date of this Agreement.
“Company Employee Plans” means Employee Benefit Plans for the benefit of, or relating to, any current or former employee, directors or independent contractors (or their covered dependents) of the Company or any of its Subsidiaries.
“Company Equityholder” means any holder of Company Stock or Company Equity Awards as of immediately prior to the Effective Time.

“Company Equityholder Representative” has the meaning set forth in the first paragraph of this Agreement.
“Company Equityholder Representative Account Payment” has the meaning set forth in Section 2.4(c).
“Company Equityholder Representative Expense Amount” means five hundred thousand dollars ($500,000).
“Company Equity Award” means each Company Option and Other Company Equity Award outstanding as of immediately prior to the Effective Time.
“Company Financial Statements” means (a) the Company’s audited consolidated balance sheets as of December 31, 2014, December 31, 2015 and December 31, 2016 and the related consolidated statements of operations and cash flows for the years then ended and (b) the Company Balance Sheet and the related unaudited consolidated statement of operations and cash flows of the Company for the nine (9) months ended September 30, 2017.
“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization, Standing and Power), Section 3.2 (Capitalization), Section 3.3 (Subsidiaries), Section 3.4(a) (Authority), Section 3.8 (Taxes), Section 3.14 (Employee Benefit Plans) and Section 3.22 (Brokers).
“Company Intellectual Property” means any Intellectual Property owned by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole.
“Company Leases” means any Contract pursuant to which any real property is leased, subleased or, with respect to real property located in Malta, held by title of emphyteusis by the Company or any of its Subsidiaries.
“Company Material Adverse Effect” means any Change that has or would reasonably be expected to have, either individually or in the aggregate with all other Changes a material adverse effect on the business, Liabilities, properties, prospects, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, a Company Material Adverse Effect: (a) any Change arising out of or resulting from actions contemplated by the parties in connection with this Agreement or the pendency or announcement of the transactions contemplated by this Agreement, including actions of collaborators, licensors, partners or suppliers or losses of employees; (b) Changes in law, rules or regulations or generally accepted accounting principles or the interpretation or method of enforcement thereof; (c) Changes in the Company’s industry in general in the United States or any country or region in the world; (d) Changes in general economic or political conditions or the financing or capital markets in general in the United States or any country or region in the world, or Changes in currency exchange rates; (e) any action taken pursuant to or in accordance with this Agreement or at the written request of or with the written consent of the Buyer; (f) any earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world, sabotage, terrorism, military action or war (whether or not declared); or (g) any fees or expenses incurred in connection with the transactions contemplated by this Agreement; except to the extent such Changes resulting from, arising out of or attributable to the matters described in clauses (b), (c), (d) and (f) above have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons in the industry and in the countries and regions in the world in which the Company and its Subsidiaries operate (in which case, such Changes shall be taken into account only to the extent they are materially disproportionate when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur).
“Company Material Contracts” means the contracts and Irrevocable Tenders listed in Section 3.11(a) of the Company Disclosure Schedule including any amendments thereto.
“Company Option” means an option to purchase Company Common Stock issued by the Company pursuant to the Company Stock Plan or otherwise.
“Company Permits” means all permits, licenses and franchises from Governmental Entities that required for the conduct of the business of the Company and its Subsidiaries as conducted on the date of this Agreement.
“Company Preferred Stock” means the Company Series A Preferred Stock and the Company Series B Preferred Stock.
“Company Related Parties” has the meaning set forth in Section 10.2(a).
“Company Series A Preferred Stock” means the Series A preferred stock, no par value, of the Company.
“Company Series B Preferred Stock” means the Series B convertible preferred stock, no par value, of the Company.
“Company Shareholders” means each holder of Company Stock as of immediately prior to the Effective Time.
“Company Shareholder Approval” means the adoption of this Agreement by a sufficient number of the Company’s shareholders under Chapter 156D and the Company Articles of Organization.
“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stock Plan” means the 2009 Stock Incentive Plan, as amended and restated.
“Company Termination Payment” has the meaning set forth in Section 10.2(a).
“Company Transaction Expenses” means
(a)          all unpaid Third Party fees, costs expenses and payments incurred or accrued on or prior to the Closing Date by or on behalf of, or paid or to be paid by, the Company and its Subsidiaries in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby or any prior potential transaction with any other potential acquirer of the assets or equity interests of the Company or any of its Subsidiaries, including all fees and expenses payable to investment bankers, legal counsel, accountants, consultants, auditors, experts and other advisors;
(b)          all fees and expenses payable under the terms of any management services agreement and any other fees of the Company Equityholder Representative, LG Crane LLC or their respective Affiliates;
(c)          fifty percent (50%) of the filing fees under the HSR Act and to the German Federal Cartel Office as contemplated by Section 10.3;
(d)          except as set forth in clause (c) above, all fees and expenses associated with obtaining necessary or appropriate consents of any Governmental Entity or third parties on behalf of the Company and its Subsidiaries, including those consents described in Section 7.2(e);
(e)          all fees and expenses (other than Closing Indebtedness) associated with obtaining the release and termination of any Liens (other than any Permitted Liens) on the assets or properties of the Company and its Subsidiaries granted in connection with any of the Company Debt Agreements (other than the Malta Debt Agreements);
(f)          all fees and expenses of the Payments Administrator with respect to the Payments Administration Agreement;
(g)          all change of control, severance, termination, retention, bonus or other similar amounts established by the Company prior to the Closing which are payable to employees or service providers of the Company or any of its Subsidiaries and that become payable by the Company or any of its Subsidiaries as a result of the consummation of the transactions contemplated hereby with or without the lapse of time, including, all such amounts payable to the officers listed on Schedule 7.2(g), the amount of any employer-side withholding, employment, payroll or similar Taxes attributable to or incurred in connection with the making of any such payment or amount, and any such amounts  which are payable to an officer of the Company following voluntary resignation of employment of such person on or after the Closing Date if such voluntary resignation occurs within 90 days following the Closing Date but not including any such amounts which are only payable following termination of the recipient thereof by the Company on or after the Closing Date or the resignation of such person after such

90 day period (provided that for the purposes of this paragraph (g) resignation for “good reason” or comparable term as set forth in any agreement or plan with respect to a Person and in effect prior to the date of this Agreement, shall be deemed to be termination of such Person’s employment by the Company if such “good reason” or comparable term does not result solely from (X) acquisition of the Company and its Subsidiaries by Buyer and the integration of such person’s employment role in the combined organization or (Y) an officer listed on Schedule 7.2(g) ceasing to hold his position following a change of control);
(h)          all unpaid amounts payable by the Company as of immediately prior to the Effective Time under any Transaction Bonus Plan and any employer paid Taxes related thereto;
(i)          any 280G Losses;
(j)          the estimated 2017 annual bonus payment to all employees of the Company and its Subsidiaries including bonuses payable under the Crane & Co., Inc. Management Incentive Bonus Plan, effective as of January 1, 2014 for the 2017 calendar year;
(k)          the Profit Sharing Benefit Amount and any employer paid Taxes related thereto; and
(l)          any employer paid Taxes related to any payments made pursuant to Section 2.5.
“Company Willful Breach” means the breach by the Company of a covenant or obligation of the Company under this Agreement where: (a) the consequence of a breach of the covenant or obligation is material to (i) the Company and its Subsidiaries, taken as a whole, (ii) the ability of the Company (or, with respect to Section 6.12(d), the Buyer) to consummate the transactions contemplated by this Agreement (including the Shareholder Approval) or (iii) with respect to the obligations of the Company set forth in Section 6.12(d), the ability of the Buyer to obtain the Debt Financing; (b) the Company shall have intentionally or willfully breached such covenant or obligation; (c) the breach of such covenant or obligation shall not have been cured in all material respects; and (d) any of the persons listed in Section 11.1 of the Company Disclosure Schedule had actual knowledge, at the time of the Company’s breach of such covenant or obligation, (x) that the Company was breaching such covenant or obligation and (y) of the consequences of such breach under this Agreement.
“Company’s Knowledge,” “Knowledge of the Company” and words of similar effect means the actual knowledge as of the date of this Agreement of each of the individuals identified in Section 11.1 of the Company Disclosure Schedule.
“Compliant” means, with respect to the Required Financial Information, that (a) such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Financial Information not materially misleading, (b) the financial statements included in the Required Financial

Information comply with the Company’s representations and warranties in Section 3.5(a) of this Agreement (for avoidance of doubt, in the case of financial statements delivered by the Company after the date of this Agreement, as if such representations and warranties applied to such new financial statements), (c) the Company’s independent auditors have not withdrawn any audit opinion with respect to any financial statement contained in the Required Financial Information, (d) the financial statements included in the Required Financial Statements have been prepared in accordance with GAAP and reviewed by the Company’s independent auditors, with such review (x) including a review of the financial statements for the corresponding period in the previous fiscal year and (y) being conducted in accordance with applicable accounting standards, and (e) the financial statements and other financial information in such Required Financial Information are sufficient for the Company’s auditors to deliver customary comfort letters, including customary negative assurance comfort, with respect to any such financial statements and other financial information in the Required Information, including customary negative assurances with respect to the period following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Required Financial Information.
“Computer Systems” means all of the following used by or for, or otherwise relied on by, the Company or any of its Subsidiaries: computers, computer systems, servers, hardware, Software, firmware, middleware, websites, databases, networks, servers, workstations, routers, hubs, switches, data communication equipment and lines, telecommunications equipment and lines, co-location facilities and equipment, and all other information technology equipment and related items of automated, computerized or Software systems, including any outsourced systems and processes and all associated documentation.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of July 5, 2017, by and between the Company and the Buyer.
“Continuing Employee” means an employee of the Buyer or the Surviving Corporation immediately following the Effective Time who was an employee of the Company or one of its Subsidiaries immediately prior to the Effective Time.
“Contract” means any written or oral contract, subcontract, agreement, indenture, lease, license, sublicense, commitment, understanding, arrangement, franchise, warranty, guaranty, mortgage, note, bond or other instrument or consensual obligation that is legally binding, and each and every amendment, extension, exhibit, attachment, schedule, addendum, appendix, statement of work, change order and any other similar instrument or document relating thereto.
“Contracting Officer” means a Person with the actual or apparent authority to enter into, administer or terminate a Government Contract and make related determinations and findings for a Governmental Entity with respect to a Government Contract.
“Controlling Party” has the meaning set forth in Section 9.4(c).
“Covered Tax Returns” has the meaning set forth in Section 8.1.

“Current D&O Insurance” means the current policies of the directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement.
“Current Representation” has the meaning set forth in Section 12.12(a).
“Customer Meetings” has the meaning set forth in Section 6.16.
“D&O Indemnified Parties” has the meaning set forth in Section 6.6(a).
“Debt Commitment Letter” has the meaning set forth in Section 4.5(a).
“Debt Financing” means the meaning set forth in Section 4.5(a).
“Debt Financing Agreement” has the meaning set forth in Section 6.12(a).
“Designated Person” has the meaning set forth in Section 12.12(a).
“Director Phantom Shares” means cash settled restricted stock units based on the fair market value of a share of Company Common Stock granted under the Directors’ Phantom Stock Plan (which for this purpose shall include cash payments to directors measured with reference to the Directors Phantom Stock Plan) which, for the purposes of Section 2.5 shall have a measurement value of zero.
“Directors’ Phantom Stock Plan” means the Crane & Co., Inc. Directors' Phantom Stock Plan, effective as of January 1, 2012.
“Dissenting Shares” has the meaning set forth in Section 2.3(a).
“Dissenting Shareholder” has the meaning set forth in Section 2.3(a).
“EAR” means the US Export Administration Regulations.
“Effective Time” means the time at which the Articles of Merger become effective pursuant to Section 11.06(b) of the MBCA.
“Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA, regardless of whether subject to ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA, regardless of whether subject to ERISA), and any other material plan, policy, contract, agreement or arrangement providing direct or indirect compensation including insurance coverage, severance benefits, termination indemnity, disability benefits, death benefits, vacation, deferred compensation, change of control benefits, Tax gross ups, bonuses, equity or equity-based compensation, or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements, regardless of whether it is mandated under local Law, voluntary, private, funded, unfunded, financed by the purchase of insurance, contributory or noncontributory; provided that any governmental plan or program requiring the mandatory payment of social insurance Taxes or similar contributions to a governmental fund with respect to the wages of an employee shall not be considered an “Employee Benefit Plan” for these purposes.
“Environmental Law” means any federal, state or local Law now in effect relating to the environment or public or occupational health and safety, including any Law pertaining to (a) treatment, storage, disposal, generation or transportation of or exposure to Hazardous Substances; (b) air, water or noise pollution; (c) groundwater or soil contamination; (d) the Release or threatened Release into the environment of Hazardous Substances; (d) the protection of wild life, marine life and wetlands, including all endangered and threatened species; (e) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; (f) health and safety of employees and other persons; or (g) manufacturing, processing, using, distributing, treating, storing, disposing, transporting or handling of Hazardous Substances.
“Equity Interest” means, with respect to any Person, (a) any share, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person and (b) any warrant, purchase right, conversion right, exchange right or other agreement which would entitle any other Person to acquire any such interest in such Person (including share appreciation, phantom share, profit participation or other similar rights).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity that is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or any Subsidiary of the Company.
“Escrow Accounts” means, collectively, the General Escrow Account and the Venezuela Escrow Account.
“Escrow Agent” means SunTrust Bank, as escrow agent pursuant to the Escrow Agreements, or any successor escrow agent pursuant to the Escrow Agreements.
“Escrow Agreements” means, collectively, the General Escrow Agreement and the Venezuela Escrow Agreement.
“Escrow Amounts” means, collectively, the General Escrow Amount and the Venezuela Escrow Amount.
“Escrow Funds” means, collectively, the General Escrow Fund and the Venezuela Escrow Fund.
“Estimated Adjustment Statement” has the meaning set forth in Section 2.6(a).
“Estimated Closing Cash” has the meaning set forth in Section 2.6(a).

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.6(a).
“Estimated Company Transaction Expenses” has the meaning set forth in Section 2.6(a).
“Estimated Exercise Price” has the meaning set forth in Section 2.6(a).
“Estimated Net Working Capital” has the meaning set forth in Section 2.6(a).
“Estimated Purchase Price Adjustment” has the meaning set forth in Section 2.6(a).
“Estimated Venezuela Escrow Statement” has the meaning set forth in Section 2.6(a).
“Estimated Venezuela Inventory” has the meaning set forth in Section 2.6(a).
“Estimated Venezuela Receivables” has the meaning set forth in Section 2.6(a).
“FCPA” has the meaning set forth in Section 3.24(a).
“Fee Letter” has the meaning set forth in Section 4.5(b).
“Final Adjustment Statement” has the meaning set forth in Section 2.6(b).
“Final Purchase Price Adjustment” has the meaning set forth in Section 2.6(b)(v).
“Final Venezuela Certification” has the meaning set forth in Section 2.6(c)(iv)(B).
“Final Venezuela Escrow Adjustment” has the meaning set forth in Section 2.6(b)(vii).
“Final Venezuela Escrow Statement” has the meaning set forth in Section 2.6(b)(iv)(B).
“Financing Sources” means, collectively, the Lender and any Person that provides, or has entered into, or in the future enters into, any Contract with the Buyer or any of its Affiliates to provide, any of the Debt Financing (or any other financing of all or a portion of the purchase price contemplated by this Agreement), any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective current, former or future stockholders, in limited partners, managers, members, partners or Representatives; provided that neither the Buyer nor any Affiliate of the Buyer shall be a Financing Source.
“Fully Diluted Shares” means a number of shares of Company Stock equal to (a) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time (other than the shares of Company Stock to be cancelled in accordance with Section 2.1(b) and other than any shares that are converted into the amounts described in clause (X) of Sections 2.1(c)(i) or (ii) above), plus (b) the aggregate number of shares of Company Common Stock issuable upon conversion of the Company Series B Preferred Stock outstanding immediately prior to the Effective Time (assuming such conversion occurs immediately prior to the Effective Time) in accordance with Section 2.1 of Article IV. A. of the Company Articles of

Organization, plus (c) the aggregate number of shares of Company Common Stock subject to or serving as the measurement basis for Company Equity Awards outstanding as of immediately prior to the Effective Time.  Fully Diluted Shares shall be deemed to be held by a Company Equityholder to the extent the corresponding shares of Company Stock or Company Equity Awards are held by such Company Equityholder as of immediately prior to the Effective Time.
“Future Payments” means, collectively, (a) any Final Purchase Price Adjustment and any Final Venezuela Escrow Adjustment that may become payable to Company Equityholders pursuant to Section 2.6, plus (b) any portion of the Escrow Funds that may become distributable to Company Equityholders pursuant to this Agreement and the Escrow Agreements, plus (c) any Company Equityholder Representative Account Payment.
“GAAP” means United States generally accepted accounting principles.
“General Escrow Account” means the account maintained by the Escrow Agent for the General Escrow Amount.
“General Escrow Agreement” means an escrow agreement substantially in the form of Exhibit F, to be entered into on the Closing Date among the Company Equityholder Representative, the Buyer and the Escrow Agent.
“General Escrow Amount” means twenty million dollars ($20,000,000).
“General Escrow Fund” means, as of any time, the General Escrow Amount, including any interest or other amounts earned thereon prior to such time, less (a) any investment losses thereon incurred prior to such time and (b) disbursements therefrom prior to such time in accordance with this Agreement and the General Escrow Agreement.
“General Escrow Period” means the period beginning on the Closing Date and ending on the date that is the twelve (12) month anniversary of the Closing Date, subject to extension as provided in the Escrow Agreement with respect to any indemnification claim that remains subject to dispute or otherwise outstanding between the Buyer, on the one hand, and the Company Equityholder Representative, on the other hand, as of such date.
“Goldman Sachs” has the meaning set forth in Section 2.7(c).
“Government Contract” means any Contract between the Company or any of its Subsidiaries and any Governmental Entity, prime contractor or higher-tier subcontractor where a Governmental Entity is the end customer for such Contract.
“Governmental Entity” means any U.S. or non-U.S. court, tribunal or judicial body, the government of the United States or any other nation or any political subdivision thereof, whether provincial, state or local, and any authority, department, commission, board, agency, instrumentality, regulatory body, central bank or other Person exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Hazardous Substance” means (a) any waste or other substance that is listed, designated, classified or defined as a “hazardous substance,” “hazardous waste”, “hazardous material”, “radioactive”, or “toxic” pursuant to any Environmental Law; or (b) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, radioactive materials or radon.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Improvements” has the meaning set forth in Section 3.9(f).
“Indebtedness” means, with respect to any Person, and without duplication, and except to the extent included in the calculation of Closing Net Working Capital, any Liability or obligation, including:
(a)          all obligations in respect of principal, accrued and unpaid interest, penalties, fees, breakage costs (including any prepayment penalties and fees), interest acceleration, and premiums or other similar contractual charges, of such Person:
(i)          for borrowed money (including amounts outstanding under overdraft facilities) or amounts owed or indebtedness issued or incurred in substitution for or exchange of indebtedness for borrowed money (including pursuant to any Company Debt Agreement);
(ii)          evidenced by notes, bonds, debentures or other similar obligations or instruments (including all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases);
(iii)          for any amounts drawn under acceptances, letters of credit, continent reimbursement liabilities with respect to letters of credit or similar facilities;
(iv)          for amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments, whether or not matured (other than trade Liabilities incurred in the ordinary course of business);
(v)          for (A) Taxes evidenced by accounting reserves recorded on the Company balance sheet as of the Closing Date or (B) legal Proceedings evidenced by accounting reserves recorded on the Company Balance Sheet;
(vi)          for all net Liabilities of such Person calculated as if such Liabilities were settled on the Closing Date under any interest rate or currency swap transactions, cap, collar or other hedging arrangements (whether interest rate or otherwise);
(vii)          for any Unfunded Deferred Comp Amount; and

(viii)          for any accrued and outstanding severance payment obligations;
(b)          An amount equal to (i) 80% of the value (which may be an asset or a liability) for the aggregate total of (A) the Crane and Excelsior Companies Pension Plan, plus (B) the Crane & Co., Inc. Supplemental Executive Retirement Plan, plus (C) the Crane & Co., Inc. Postretirement Medical and Life Plan, less (ii) amounts in the Rabbi Trust for Crane & Co., Inc. Supplemental Executive Retirement Plan obligations, measured as of the Closing Date. The value of amounts comprising clauses (i) and (ii) of this clause (b) shall be determined in accordance with the Accounting Methodologies applied consistently with past practices, which past practices shall be evidenced by (x) a WillisTowersWatson valuation report prepared consistently with past practices and (y) the Rabbi Trust financial statements.
(c)          all amounts that would be required to be recorded as deferred revenue or customer deposits in accordance with GAAP;
(d)          an amount equal to any dividends payable by the Company or any of its Subsidiaries, other than dividends payable to the Company or any of its Subsidiaries; and
(e)          all obligations in the nature of guarantees of the obligations described in clause (a) above of any other Person.
“Indemnification Claim” means any claim for indemnification made by a Buyer Indemnified Party pursuant to Section 8.7 or Article IX.
“Indemnified Party” has the meaning set forth in Section 9.3(a).
“Indemnifying Party” has the meaning set forth in Section 9.3(a).
“Insurance Policies” has the meaning set forth in Section 3.18.
“Insurer” means Euclid Transactional, LLC and certain primary and excess insurance carriers, in their capacity as an insurer under the Policy.
“Intellectual Property” means (a) Patent Rights, (b) Trademarks, (c) copyrights, mask work rights, database rights, and applications therefor and registrations thereof, (d) trade secrets, (e) proprietary or confidential processes, formulae, methods, schematics, technology and know-how and (f) other tangible or intangible proprietary or confidential information and materials.
“Inventories” or “Inventory” means all inventories of the Company and its Subsidiaries, wherever located, including all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or consumed by the Company or any of its Subsidiaries in the production of finished goods.
“Irrevocable Tenders” has the meaning set forth in Section 3.11(a)(xxi).

“IRS” means the Internal Revenue Service.
“ITAR” means the US International Traffic in Arms Regulations.
“Law” means any federal, state, local, municipal, foreign, national, international, multinational, provincial, regional or other constitution, law, statute, treaty, rule, regulation, Order, directive, ordinance, code, judicial or administrative decision, or principle of common law.
“Leased Real Property” means the real property leased, subleased or, with respect to real property located in Malta, held by title of emphyteusis by the Company or its Subsidiaries.
“Lender” has the meaning set forth in Section 4.5(a).
“Letter of Transmittal” means a letter of transmittal in the form attached hereto as Exhibit G.
“Liability” means any liabilities, debts or other obligations of any nature, whether known or unknown, absolute, accrued, contingent, liquidated, unliquidated or otherwise, due or to become due or otherwise, and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP.
“Loss” means any loss, damage, judgment, award, interest, fine, penalty, expense (including reasonable attorneys’ or other professional fees and expenses and court costs), injury, Liability, Tax, Lien or other cost, expense or adverse effect whatsoever, whether or not involving the claim of another Person.
“Liens” means any mortgage, security interest, pledge, lien, charge or encumbrance.
“Malta Debt Agreements” means: (a) the €72,000,000 Syndicated Loan Facilities Agreement dated February 14, 2017, between Crane Currency Malta Limited and Bank of Valletta p.l.c.; (b) the €9,000,000 General Banking Loan Facility Agreement dated February 14, 2017, between Crane Currency Malta Limited and Bank of Valletta p.l.c.; and (c) the €27,000,000 Facility Agreement dated April 13, 2017, between Crane Currency Malta Limited and Malta Enterprise.
“Malta Improvements” means Improvements that have been constructed or are in the process of being constructed on the Malta Real Property.
“Malta Lease Agreement” means that certain Emphyteutical Deed between Crane Currency Malta Property Limited and Malta Industrial Parks Limited, dated as of February 13, 2017.
“Malta Real Property” means the Leased Real Property of the Company and its subsidiaries located in Hal Far, Malta.

“Malta State Aid” means (i) the letter agreement, dated November 9, 2016, by and between the Company and Malta Enterprise, (ii) the €27,000,000 Malta Enterprise Facility Agreement, dated April 13, 2017, by and between Crane Currency Malta Limited and Malta Enterprise, (iii) Loan Guarantee Agreement, dated February 17, 2017, by and between Crane Currency Malta Limited and Malta Enterprise, (iv) the deed of emphyteusis, dated February 13, 2017, by and between Crane Currency Malta Property Limited and Malta Industrial Parks Limited and (v) any arrangements related to the foregoing (including any loan interest subsidy relating to the €72,000,000 Syndicated Loan Facilities Agreement, dated February 14, 2017, by and between Crane Currency Malta Limited and Bank of Valletta p.l.c.) between the Company or any of its Subsidiaries, on the one hand, and a Governmental Entity, on the other hand.
“Material Customers and Suppliers” has the meaning set forth in Section 3.20.
“MBCA” means the Massachusetts Business Corporations Act.
“Meeting” has the meaning set forth in Section 6.2.
“Merger” means the merger of the Transitory Subsidiary with and into the Company in accordance with the terms of this Agreement.
“Neutral Accountant” has the meaning set forth in Section 2.6(b)(iv)(B).
“Noncontrolling Party” has the meaning set forth in Section 9.4(c).
“Non-Recourse Party” has the meaning set forth in 12.9(c).
“Objection Notice” has the meaning set forth in Section 9.3(b)(ii).
“Objection Statement” has the meaning set forth in Section 2.6(b)(iii).
“OFAC” has the meaning set forth in Section 3.25(a).
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Other Company Equity Award” means each outstanding equity or equity-linked instrument issued pursuant to the Company Stock Plan, the Crane & Co., Inc. Long-Term Incentive Compensation Plan or Directors’ Phantom Stock Plan, the cash award payable to a director of the Company measurable by reference to the Directors’ Phantom Stock Plan, but excluding any Company Option.

“Outside Date” means June 5, 2018.
“Order” means any order, executive order, injunction, writ, judgment, decree, ruling, assessment or arbitration award of any Governmental Entity or arbitrator.
“Owned Real Property” means real property owned by the Company or its Subsidiaries.
“Patent Rights” means any and all domestic and foreign patents and patent applications (including provisional, continuation, divisional, continuation-in-part, reexamination, and reissue patent applications and any patents issuing therefrom), utility models, design patents and other governmental grants for the protection of inventions or industrial designs, however denominated, along with any and all priority rights and filings.
“Payoff Indebtedness” means all Indebtedness owed pursuant to the Company Debt Agreements (other than the Malta Debt Agreements).
“Payoff Letters” has the meaning set forth in Section 6.10.
“Payments Administrator” means Acquiom Financial LLC or another bank or trust company mutually acceptable to the Buyer and the Company.
“Payments Administration Agreement” means an agreement to be entered into prior to the Effective Time by the Payments Administrator, the Company, the Company Equityholder Representative and the Buyer, governing the disbursement of the Payment Fund, on terms reasonably satisfactory to the Buyer and the Company Equityholder Representative.
“Payment Fund” means cash in an amount sufficient to make payment of the Closing Stock Consideration.
“Pending Claims Amount” means the aggregate amount claimed by the Buyer Indemnified Parties under Section 9.1 and/or Section 8.7 and the Buyer under Section 2.6(b)(iv) pursuant to claims made against the Escrow Fund in accordance with this Agreement that remain subject to dispute or are otherwise outstanding as of such date.
“Permitted Liens” means any (a) mechanic’s, materialmen’s, landlord’s and similar Liens, (b) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (c) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (d) Liens for Taxes not yet due and payable and for which adequate reserves have been set forth in the Company Financial Statements, (e) Liens for Taxes which are being contested in good faith and by appropriate Proceedings and for which adequate reserves have been set forth in the Company Financial Statements, (f) Liens relating to capitalized lease financings or purchase money financings that have been entered into in the ordinary course of business, (g) Liens arising under applicable securities Laws, (h) Liens arising solely by action of the Buyer, (i) Liens which do not materially and adversely impair the use of the assets or the Company and its Subsidiaries, taken as a whole, (j) Liens related to existing credit facilities to be discharged at Closing, and (k) Liens related to letter of credit facilities.
“Person” means any natural person, firm, limited liability company, general or limited partnership, association, corporation, unincorporated organization, company, joint venture, trust, estate, Governmental Entity or other similar business entity or organization.
“Policy” means the Representation and Warranty Insurance Policy administered and underwritten by the Insurer and bound on the date hereof and purchased by and to be issued to the Buyer or an Affiliate thereof on the Closing Date.
“Pre-Closing NOLS” has the meaning set forth in Section 8.1.
“Post-Closing Representation” has the meaning set forth in Section 12.12(a).
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.
“Pre-Closing Venezuela Inventory” means the Inventory listed on the Company’s balance sheet as at the date of this Agreement and any additional amounts accrued between the date of this Agreement and the Closing Date that is attributable to the Company’s production of currency for the Venezuelan Government pursuant to any Venezuela Contract, calculated on a basis consistent with the Accounting Methodologies.
“Pre-Closing Venezuela Receivables” means the accounts receivable owed by the Venezuelan Government to the Company or its Subsidiaries as at the date of this Agreement and any additional amounts accrued between the date of this Agreement and the Closing Date, calculated on a basis consistent with the Accounting Methodologies.
“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement is terminated in accordance with its terms.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.
“Preliminary Purchase Price Adjustment” has the meaning set forth in Section 2.6(b)(i).
“Preliminary Purchase Price Adjustment Statement” has the meaning set forth in Section 2.6(b)(i).
“Preliminary Venezuela Escrow Adjustment” has the meaning set forth in Section 2.6(b)(i).
“Preliminary Venezuela Escrow Statement” has the meaning set forth in Section 2.6(b)(i).

“Pro Rata Share” means, with respect to any shares of Company Stock or Company Equity Award, a fraction, (a) the numerator of which is the number of shares of Company Common Stock represented thereby or subject thereto (as applicable) as of immediately prior to the Effective Time (it being understood that the number of shares of Company Common Stock represented by a share of Company Series B Preferred Stock shall be the number of shares of Common Stock issuable upon conversion thereof pursuant to Section 2.1 of the Company Articles of Organization (assuming that such conversion occurred as of immediately prior to the Effective Time)), and (b) the denominator of which is the number of Fully Diluted Shares.
“Proceeding” means any claim, action, demand, inquiry, notice of violation, proceeding, arbitration, audit, examination, investigation, hearing, subpoena, citation, summons, litigation or suit of any nature (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether at Law or in equity, and whether public or private).
“Profit Sharing Benefit Amount” means all profit sharing amounts determined by the Board of Director prior to the Closing to be payable with respect to 2017 under the Crane Retirement Savings Plan including the cash-based and 401k contribution-based components thereof.
“Prohibited Payment” has the meaning set forth in Section 3.24(b).
“Prohibited Person” has the meaning set forth in Section 3.25(a).
“Qualifying Transaction” means any inquiry, offer or proposal made by any Person or Persons other than the Buyer, the Transitory Subsidiary or any controlled Affiliate thereof relating to, in a single transaction or a series of related transactions, other than in the transactions contemplated by this Agreement, any (i) purchase or other acquisition, directly or indirectly, of Equity Interests representing fifty (50%) or more of the issued and outstanding Company Common Stock, including pursuant to a merger, amalgamation, consolidation or other business combination, joint venture, recapitalization, sale of capital stock, issuance of securities, or other similar transaction involving the Company, (ii) purchase or other acquisition, directly or indirectly, of fifty (50%) or more of the assets (including the capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, (iii) the issuance by the Company of securities representing more than fifty (50%) of any class of its outstanding voting securities or (iv) a liquidation, dissolution or other winding up of the Company or, to the extent representing fifty (50%) or more of the assets (including the capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, one or more Subsidiaries of the Company.
“Real Property” means the Owned Real Property and the Leased Real Property.
“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, leaching, migrating, seeping, discharging, injecting, escaping, disposing or dumping into the natural environment.

“Reporting Tail Endorsement” has the meaning set forth in Section 6.6(c).
“Representative Losses” has the meaning set forth in Section 2.4(d).
“Representatives” means a party’s directors, officers, employees, counsel, investment bankers, accountants and other authorized representatives.
“Required Amount” has the meaning set forth in Section 4.5(e).
“Required Financial Information” has the meaning set forth in Section 6.12(d).
“Sequestered Collections” means cash and cash equivalents received from the Venezuelan Government by the Company, the Surviving Corporation, or any of the Company’s or the Surviving Corporation’s Affiliates with respect to the production of currency as payment of (i) Pre-Closing Venezuela Receivables, which the Company, the Surviving Corporation or any of the Company or the Surviving Corporation’s Subsidiaries does not have an OFAC license or other written authorization from OFAC to receive or (ii) Closing Venezuela Receivables, that are in the reasonable judgment of the Buyer, the Company, the Surviving Corporation, or any of the Company’s or the Surviving Corporation’s Subsidiaries, following advice from the Buyer’s attorneys or the Company’s attorneys, as applicable (in each case, which advice shall be provided to the Company Equityholder Representative), required to be sequestered in such entity’s books and records pending written authorization from OFAC that such entity may use such funds.
“Sequestered Inventory Collections” means cash and cash equivalents received from the Venezuelan Government by the Company, the Surviving Corporation, or any of the Company’s or the Surviving Corporation’s Affiliates with respect to the production of currency as payment for sales of (i) Pre-Closing Venezuela Inventory, which the Company, the Surviving Corporation or any of the Company’s or the Surviving Corporation’s Subsidiaries does not have an OFAC license or other written authorization from OFAC to receive or (ii) Closing Venezuela Inventory, that are in the reasonable judgment of the Buyer, the Company, the Surviving Corporation, or any of the Company’s or the Surviving Corporation’s Subsidiaries, following advice from the Buyer’s attorneys or the Company’s attorneys, as applicable (in each case, which advice shall be provided to the Company Equityholder Representative), required to be sequestered in such entity’s books and records pending written authorization from OFAC that such entity may use such funds.
“Series B Liquidation Amount” means the Series B Liquidation Preference as defined in Article IV(A)(5.1)(b) of the Company Articles of Organization, as calculated on a per share basis as of the Effective Time and based on the Aggregate Consideration, and set forth on the Closing Payment Certificate.
“Shareholder Materials” has the meaning set forth in Section 6.2.

“Shareholder Support Agreements” means the fully executed Shareholder Support Agreements, all of which are attached hereto as Exhibit H.
“Software” means computer programs and software, whether in source code, object code, or executable code form, including (a) data, databases, and collections of data, (b) software implementations of algorithms, models, and methodologies, firmware, application programming interfaces, (c) descriptions, schematics, specifications, files, records, technical drawings, flow charts, development tools, and other work product used to design, plan, organize and develop any of the foregoing, and (d) documentation, including user documentation, user manuals and training materials, files, and records relating to any of the foregoing.
“Special Claims” has the meaning set forth in Section 9.4(b).
“Specified Liabilities” means the Liabilities set out on Schedule 9.6.
“State Aid Rules” means the Laws of the European Union relating to aid or public assistance provided by any European Union member State or any Governmental Entity of such State (including grants, interest and Tax reliefs or credits, guarantees, loan or investment aid, subsidy, financial assistance or provision of services on preferential terms).
“Straddle Period” has the meaning set forth in Section 8.2.
“Subsequent Monthly Financial Statements” has the meaning set forth in Section 6.15.
“Subsidiary” means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.
“Superior Proposal” means any Acquisition Proposal (substituting the term “two-thirds” for the term “twenty-five percent (25%)” in each instance where such term appears therein) that the Company Board determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, and after taking into account all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees and conditions to consummation) and the likelihood and timing of consummation (as compared to the transactions contemplated hereby), and after taking into account all financial, legal, regulatory, and other aspects of such Acquisition Proposal, to be more favorable to the Company Shareholders from a financial point of view than the transactions contemplated hereby; provided, however, that no Acquisition Proposal shall be deemed to be a Superior Proposal if (a) the terms of the Acquisition Proposal provide that Company or the holders of Equity Interests would receive any form of consideration other than cash for its or their assets or Equity Interests, as the case may be or (b) any financing required to consummate the Acquisition Proposal is not committed.
“Surviving Corporation” means the Company, as the surviving corporation in the Merger.
“Tax Refund” has the has the meaning set forth in Section 8.4(b).
“Tax Returns” means all reports, returns, declarations, or statements, including any schedules or attachments thereto, required to be filed with a taxing authority in connection with Taxes.
“Taxes” means (a) any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, ad valorem, add‑on minimum, sales, use, transfer, services, documentary, recapture, recording, real property gains, registration, capital gains, value added, premium, excise, severance, stamp, occupation, windfall profits, corporation, net worth, customs, duties, real property, personal property, capital stock, social security (or similar), employment, unemployment, disability, severance, payroll, license, employee or other withholding, premium, margin, profits, capital, unclaimed property or escheat, or other tax of any kind whatsoever imposed by any Governmental Entity, including any interest, applicable penalties or addition thereto, whether disputed or not; and (b) any amounts of the type described in clause (a) imposed under applicable Law as a result of being (i) a member of any affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law) or (ii) a successor or transferee.
“Third Party Claim” has the meaning set forth in Section 9.4(a).
“Third-Party Intellectual Property” means Intellectual Property which the Company or any of its Subsidiaries is licensed under, or granted an option to obtain a license under, excluding generally commercially available, off-the-shelf software programs.
“Three-Month Period” has the meaning set forth in Section 2.6(c).
“Trademarks” means trademarks, service marks, trade dress, logos, trade names, slogans, and domain names.
“Transaction Bonus Plan” means the Crane & Co., Inc. Management Bonus Plan dated as of May 12, 2017.
“Transfer Tax Returns” has the meaning set forth in Section 8.3.
“Transitory Subsidiary” has the meaning set forth in the first paragraph of this Agreement.
“U.S. Government” means any Governmental Entity in the United States of America.

“Unfunded Deferred Comp Amount” means all benefit obligations under any nonqualified deferred compensation plan or arrangement (including benefit obligations under the Crane & Co., Inc. Management Incentive Compensation Plan, as amended and restated effective as of May 14, 2004 and Crane & Co., Inc. Deferred Compensation Plan for Directors, but excluding benefit obligations under the Crane & Co., Inc. Supplemental Executive Retirement Plan) determined as of the Closing Date and any obligations under the Director Phantom Stock Plan or measurable by reference to the Director Phantom Stock Plan.
“Unrestricted Collections” means cash and cash equivalents received from the Venezuelan Government by the Company, the Surviving Corporation, or any of the Company’s or the Surviving Corporation’s Affiliates with respect to the production of currency as payment of:
(a)          Pre-Closing Venezuela Receivables or Closing Venezuela Receivables, that the Company, the Surviving Corporation, or any of the Company’s or the Surviving Corporation’s Subsidiaries is permitted to receive under an OFAC license or other written authorization from OFAC; or
(b)          Closing Venezuela Receivables, that are not Sequestered Collections.
“Unrestricted Inventory Collections” means cash and cash equivalents received from the Venezuelan Government by the Company, the Surviving Corporation, or any of the Company’s or the Surviving Corporation’s Affiliates with respect to the production of currency as payment for sales of:
(a)          Pre-Closing Venezuela Inventory or Closing Venezuela Inventory, that the Company, the Surviving Corporation, or any of the Company’s or the Surviving Corporation’s Subsidiaries is permitted to receive under an OFAC license or other written authorization from OFAC; or
(b)          Closing Venezuela Inventory, that is not Sequestered Inventory Collections.
“Venezuela Certification” has the meaning set forth in Section 2.6(c)(i).
“Venezuela Contract” means any Contract between the Company or any of its Subsidiaries and the Venezuelan Government.
“Venezuela Escrow Agreement” means an escrow agreement substantially in the form of Exhibit I, to be entered into on the Closing Date among the Company Equityholder Representative, the Buyer and the Escrow Agent.
“Venezuela Escrow Account” means the account maintained by the Escrow Agent for the Venezuela Escrow Amount.

“Venezuela Escrow Amount” means an amount equal to the Estimated Venezuela Receivables, plus the Estimated Venezuela Inventory and any Sequestered Inventory Collections and Sequestered Collections included in Closing Cash.
“Venezuela Escrow Claim Event” means the occurrence of any of the following:
(a)          receipt by the Buyer, the Surviving Corporation or any of the Surviving Corporation’s Subsidiaries of a charging letter, a draft charging letter, an administrative subpoena or any other written correspondence from the U.S. Government that states that the U.S. Government has determined that, or has commenced a formal investigation into whether, the Company or any of its Subsidiaries has violated one or both of the U.S. International Emergency Economic Powers Act and U.S. Executive Order 13808 of August 24, 2017 in connection with the Company’s or any of its Subsidiaries’ performance of any Venezuela Contract;
(b)          an authorized OFAC official notifies the Buyer, the Surviving Corporation or any of the Surviving Corporation’s Subsidiaries that the Surviving Corporation’s or its Subsidiary’s performance of any Venezuela Contract would conflict with United States Law;
(c)          any inaccuracy in or breach of any representation or warranty or other statement of the Company contained Section 3.11(b) with respect to any Venezuela Contract or Section 3.24; or
(d)          solely with respect to the receipt of cash and cash equivalents from the Venezuelan Government by the Company or any of the Company’s Affiliates prior to the Closing, any failure by the Company or its Subsidiaries to comply with applicable Law, including applicable export control, economic sanction requirements and U.S. Executive Order 13808 dated August 24, 2017.
“Venezuela Escrow Fund” means, as of any time, the Venezuela Escrow Amount, including any interest or other amounts earned thereon prior to such time, less (a) any investment losses thereon incurred prior to such time and (b) disbursements therefrom prior to such time in accordance with this Agreement and the Venezuela Escrow Agreement.
“Venezuela Escrow Period” means the period beginning on the Closing Date and ending on the date determination of the Final Venezuela Certification for the final Three-Month Period.
“Venezuela Objection Statement” has the meaning set forth in Section 2.6(c)(iii).
“Venezuela Payment” has the meaning set forth in Section 2.6(c)(v).
“Venezuelan Government” means any Governmental Entity in the Bolivarian Republic of Venezuela or any instrumentality of the Bolivarian Republic of Venezuela, including el Banco Central de Venezuela.
“WARN Act” has the meaning set forth in Section 3.23(f).

“Working Capital Target” means $126,837,000, as demonstrated in the Accounting Methodologies.
ARTICLE XII

 MISCELLANEOUS
12.1          Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below:
(a)          if to the Buyer or the Transitory Subsidiary or (after the Effective Time) the Company, to:
Crane Co.
100 First Stamford Place
Stamford, CT 06902
Attention: General Counsel
Facsimile: 203-363-7350
 with a copy to:
Baker & McKenzie LLP
300 East Randolph Street, Suite 5000
Chicago, IL 60601 United States
Attention:        David Malliband, Esq.; William Rowe, Esq.
 Facsimile:        (312) 698-2264; (312) 698-2213
(b)          if (prior to the Effective Time) to the Company, to:
Crane & Co., Inc.
One Beacon Street
Boston, MA 02108
Attention:        General Counsel
Facsimile:        (617)-648-3759
 with a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
 Boston, Massachusetts 02109

Attention:         Jeff Stein, Esq.
 Facsimile:         (617) 526-5000

(c)          if to any Company Equityholder (after the Effective Time) or the Company Equityholder Representative, to:
Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Email:               deals@srsacquiom.com
 Facsimile:        (303) 623-0294
Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.  Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.
12.2          Entire Agreement. This Agreement (including the Company Disclosure Schedule and the Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof, and the parties hereto specifically disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.
12.3          No Third-Party Beneficiaries. Except as otherwise provided in Article IX or Section 12.13 and with respect to the ability of the Company Equityholder Representative to bring claims on behalf of Company Equityholders pursuant to Section 9.2, this Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except for (a) the Indemnified Parties, who shall be third-party beneficiaries of Section 6.6, (b) the Company Equityholders, who (prior to the Effective Time) shall be third-party beneficiaries of Section 12.9(b) (subject to the limitations specified therein), (c) the Company Equityholders, who (from and after the Effective Time) shall be third-party beneficiaries of Article II, (d) the Persons specified in Section 6.12(d), who (prior to the Effective Time) shall be third-party beneficiaries of the indemnification and reimbursement provisions set forth therein and (e) the Non-Recourse Parties who shall be third-party beneficiaries of Section 12.9(c).
12.4          Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that the Buyer or the Transitory Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of their Affiliates; provided, that such transfer or assignment shall not relieve the Buyer or the Transitory Subsidiary of its primary liability for its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to the Buyer or the Transitory Subsidiary.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.
12.5          Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final Order of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that shall achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
12.6          Counterparts and Signature. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart.  This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic transmission.
12.7          Interpretation. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting; (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date of this Agreement” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) the descriptive headings and table of contents included herein are included for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereof; (f) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (g) references to a contract or agreement mean such contract or agreement as amended or otherwise supplemented or modified from time to time; (h) references to a Person are also to its permitted successors and assigns; (i) references to an “Article,” “Section,” “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (j) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; and (k) references to accounting terms used and not otherwise defined herein shall be applied on a basis consistent with the Accounting Methodologies.  When reference is made in this Agreement to information that has been “made available” to the Buyer, that shall mean (i) information that was contained in the Company’s electronic data room no later than 5:00 p.m., Eastern time, on the second (2nd) Business Day prior to the date of this Agreement and remained available to Buyer through the Closing (ii) delivered to the Buyer or its counsel, or (iii) in respect of the Company’s Contracts with the U.S. Government, made available for the Buyer’s inspection and the Buyer’s counsel’s inspection at the offices of the Company’s counsel.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto.  No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.  If any date on which a party is required to make a payment or a delivery pursuant to the terms hereof is not a Business Day, then such party shall make such payment or delivery on the next succeeding Business Day.  Time shall be of the essence in this Agreement.
12.8          Governing Law. Except as otherwise provided in Section 12.13, this Agreement, the legal relations between the parties, and all claims or causes of action (whether in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution and performance of this Agreement, shall be governed by and construed in accordance with the internal Laws of the Commonwealth of Massachusetts without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Massachusetts or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the Commonwealth of Massachusetts.
12.9          Remedies.
(a)          Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one (1) remedy shall not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at Law or in equity.  Each of the parties agrees that it waives all objection to, and shall not oppose, the granting of an injunction, specific performance and other equitable relief to the extent of any breach of the terms hereof.

(b)          Without limiting the foregoing, if prior to the Closing a court of competent jurisdiction declines to specifically enforce the obligations of the Buyer or the Transitory Subsidiary under this Agreement, the parties acknowledge and agree that the Company Equityholders may have the right to pursue claims for damages (which damages the Buyer and the Transitory Subsidiary agree shall not be limited to reimbursement of expenses or out-of-pocket costs and shall include damages based on loss of the economic benefits of the transactions contemplated by this Agreement to such Company Equityholders) and other relief (including equitable relief) for any breach of this Agreement by the Buyer or the Transitory Subsidiary, whether or not this Agreement has been validly terminated pursuant to Article X.  The rights granted pursuant to the foregoing sentence of this Section 12.9(b) shall only be enforceable on behalf of the Company Equityholders by the Company, in its sole and absolute discretion, as agent for the Company Equityholders, it being understood and agreed that any and all interests in such claims shall attach to the shares of Company Stock and the Company Equity Awards held by such Company Equityholders and shall subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (i) distributed, in whole or in part, by the Company to Company Equityholders of record as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company on behalf of the Company Equityholders in any manner the Company deems fit.
(c)          Notwithstanding any provision of this Agreement or otherwise, the parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that, except as set forth in Section 9.6(d) and to the extent expressly agreed to in writing by a specific Non Recourse Party, including the Shareholder Support Agreements, no Non Recourse Party of a party to this Agreement shall have any liability relating to this Agreement or any of the transactions contemplated herein, and no claims or causes of action (whether in contract, in tort, in law, or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may be made against any such Non-Recourse Party. “Non Recourse Party” means, (i) with respect to any Person, any of such Person's or any of such Person's Affiliates’ former, current and future equityholders, controlling Persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any heir, successor, executor, administrator or assignee of any of the foregoing) and (ii) with respect to the Buyer, the Financing Sources.
12.10          Submission to Jurisdiction. Except as otherwise provided in Section 12.13, each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts (or, if and only if the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts lacks jurisdiction, another Massachusetts state court located in Suffolk County, or, if and only if all such state courts lack jurisdiction, the federal district court for the District of Massachusetts), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court.  Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.  Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 12.1.  Nothing in this Section 12.10, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.
12.11          Disclosure Schedules. The Company Disclosure Schedule shall be arranged in Sections corresponding to the numbered Sections contained in Article III or other relevant Sections of this Agreement, and the disclosure in any Section of the Company Disclosure Schedule shall qualify (a) the corresponding Section of this Agreement and (b) the other Sections of this Agreement to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other Sections.  The inclusion of any information in the Company Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has had or would reasonably be expected to have a Company Material Adverse Effect, or is outside the ordinary course of business.
12.12          Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney-Client Privilege(c)          .
(a)          Effective as of the Closing, Buyer hereby waives and agrees not to assert, and Buyer agrees to cause the Surviving Corporation and each of its Subsidiaries to waive and not to assert, any conflict of interest arising out of or relating to any representation after the Closing (any “Post-Closing Representation”) of the Company Equityholder Representative, any Company Equityholder, any of their respective Affiliates or any officer, employee or director of the Company Equityholder Representative, any Company Equityholder, the Company or any of its Subsidiaries (any such Person, a “Designated Person”) in any matter involving this Agreement or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any transaction contemplated hereby or thereby (including any Proceeding and including any matter regarding the negotiation, execution, performance or enforceability hereof or thereof) by Wilmer Cutler Pickering Hale and Dorr LLP and any other legal counsel currently representing the Company or any of its Subsidiaries in connection with this Agreement or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any transaction contemplated hereby or thereby (including the negotiation, execution or performance hereof or thereof) (the “Current Representation”).
(b)          Effective as of the Closing, Buyer hereby agrees not to control or assert, and Buyer agrees to cause the Surviving Corporation and each of its Subsidiaries not to control or assert, any attorney-client privilege, work product protection or other similar privilege or protection applicable to any communication that occurred prior to the Closing between any legal counsel and any Designated Person with respect to the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute between a Designated Person and Buyer or its Affiliates, it being the intention of the parties hereto that, notwithstanding anything to the contrary in Section 1.3 or the MBCA, all rights of any Person under or with respect to such attorney-client privilege, work product protection or other similar privilege or protection, including the right to waive, assert and otherwise control such attorney-client privilege, work product protection or other similar privilege or protection, shall be (and are hereby) transferred to or retained by (as applicable), and vested solely in, such Designated Person.  Notwithstanding the foregoing, in the event that a dispute arises between any Buyer Indemnified Party and a Person other than a Designated Person after the Closing, the Surviving Corporation and or its Subsidiaries shall retain all rights under or with respect to such attorney-client privilege, work product protection or other similar privilege or protection, including the right to waive, assert and otherwise control such attorney-client privilege, work product protection or other similar privilege or protection; provided, however, that the Surviving Corporation and its Subsidiaries may not waive such privilege without the prior written consent of the Company Equityholder Representative.
12.13           Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto on behalf of itself and each of its Affiliates hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter and any Debt Financing Agreement) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), (c) agrees not to bring or support or permit any of its Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter, any Debt Financing Agreement or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon such party in any such Proceeding or proceeding shall be effective if notice is given in accordance with Section 12.10, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter, any Debt Financing Agreement or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Sources shall have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives any of their respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners or the Company Equityholder Representative, in its individual capacity and on behalf of the Company Equityholders relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, any Debt Financing Agreement or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and (h) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 12.13 (and such provisions shall not be amended in any way material to the Financing Sources without the prior written consent of the any lenders under the Financing Documents).
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IN WITNESS WHEREOF, the Buyer, the Transitory Subsidiary, the Company and the Company Equityholder Representative have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.
CRANE CO.,

By:	/s/ Max H. Mitchell
	Name:	Max H. Mitchell
	Title:	President and Chief Executive Officer

CF DEVELOPMENT CORP.

By:	/s/ Louis V. Pinkham
	Name:	Louis V. Pinkham
	Title:	President

CRANE & CO., INC.

By:	/s/ Stephen P. DeFalco
	Name:	Stephen P. DeFalco
	Title:	Chief Executive Officer

Shareholder Representative Services LLC, solely in such Person’s capacity, solely in such Person’s capacity as the COMPANY EQUITYHOLDER REPRESENTATIVE

By:	/s/ Sam Riffe
	Name:	Sam Riffe
	Title:	Executive Director